Exhibit 99.1

CURALEAF HOLDINGS, INC.

ANNUAL INFORMATION FORM

Fiscal year ended December 31, 2020

April 28, 2021

TABLE OF CONTENTS

EXPLANATORY NOTES	2
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
BUSINESS OF THE COMPANY	17
UNITED STATES REGULATORY OVERVIEW	26
RISK FACTORS	41
DIVIDENDS	47
DESCRIPTION OF THE CAPITAL STRUCTURE	47
MARKET FOR SECURITIES AND TRADING PRICE AND VOLUME	49
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	50
DIRECTORS AND OFFICERS OF THE COMPANY	51
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	56
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	57
INDEPENDENT AUDITOR, TRANSFER AGENT AND REGISTRAR	57
PROMOTER	57
MATERIAL CONTRACTS	57
INTEREST OF EXPERTS	58
AUDIT COMMITTEE	58
ADDITIONAL INFORMATION	59
GLOSSARY OF TERMS	59
APPENDIX A MANDATE OF THE AUDIT COMMITTEE OF CURALEAF HOLDINGS, INC.	A-1

EXPLANATORY NOTES

Introductory Information

Unless otherwise noted or the context otherwise requires, all information provided in this Annual Information Form (the "Annual Information Form") is given as at December 31, 2020 and references to the "Company", "Curaleaf", "we", "us" or "our" refer to Curaleaf Holdings, Inc., its direct and indirect subsidiaries and any other entities controlled by them.

Certain capitalized terms and phrases used in this Annual Information Form are defined in the "Glossary of Terms" beginning on page 59.

Forward-Looking Statements

This Annual Information Form contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws ("forward-looking statements"). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management's current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as "may", "will", "would", "could", "should", "believes", "estimates", "projects", "potential", "expects", "plans", "intends", "anticipates", "targeted", "continues", "forecasts", "designed", "goal", or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects of any transactions; expectations for the effects and potential benefits of any transactions; expectations for the effects of COVID-19 on the business' operations and financial condition; statements relating to the business and future activities of, and developments related to, the Company after the date of this Annual Information Form, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's business, operations and plans; expectations that planned acquisitions will be completed; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the ability for U.S. holders of securities of the Company to sell them on the CSE; and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: business structure risks; the Company’s status as a holding company; the absence of a dividend record; the concentrated voting control of the Company; risks relating to sales of substantial amounts of Subordinate Voting Shares; market volatility; liquidity risks; legal and regulatory risks inherent in the cannabis industry; financing risks related to additional financing and restricted access to banking; general regulatory and legal risks including risk of civil asset forfeiture; risks relating to anti-money laundering laws and regulations; risks relating to the lack of access to U.S. bankruptcy protections; the risk of heightened scrutiny by regulatory authorities; risk of legal, regulatory or political change; general regulatory and licensing risks; risks relating to limitations on ownership of licenses; risks relating to  regulatory actions and approvals from the Food and Drug Administration and risks of litigation; increased costs as a result of being a public company; newly established legal regimes; the risk relating to enforcement of judgements outside Canada; environmental risks including environmental regulation and unknown environmental risks; general business risks including risks related to the COVID-19 pandemic; the Company’s possible failure to complete acquisitions; risks related to the senior secured debt facility of the Company; risks related to service providers; risks relating to the enforceability of contracts; risks relating to the resale of the Subordinate Voting Shares on the CSE; the Company’s reliance on the judgement and expertise of senior management of the Company, and its ability to retain such senior management; risk relating to the concentrated voting control of the Company’s Executive Chairman, Boris Jordan; risks inherent in an agricultural business; risks relating to unfavorable publicity or consumer perception; product liability risks; risks relating to product recalls; risks relating to the results of future clinical research; risks relating to the difficulty of attracting and retaining personnel; the Company’s dependence on suppliers; the Company’s reliance on inputs; risks relating to the limited market data and difficulty to forecast results; intellectual property risk; constraints on marketing products; risks

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relating to fraudulent or illegal activity by employees, contractors and consultants; risks relating to information technology systems and cyber-attacks; risks relating to security breaches; the Company's reliance on management services agreements with subsidiaries and affiliates; risks relating to website accessibility; high bonding and insurance coverage risk; risks of leverage; risks relating to the Company’s expansion into foreign jurisdictions; risks relating to future acquisitions or dispositions; the Company’s management of growth; the fact that past performance is not indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks relating to conflicts of interest; global economic conditions; tax risks; risks relating to the European operations of the Company, including European regulatory and licensing risks; changes in applicable legislation (including POCA 2002); risks due to international operations; the Company’s reliance on international advisors and consultants; risks relating to the reimbursement of medical cannabis by insurance companies; risks relating to competition from other participants in the European medical cannabis sector; risks related to building a European distribution network for medical cannabis; risks related to the adoption or prescription of medical cannabis by health professionals; risks related to the offer by national healthcare of medical cannabis as alternative treatment; EMMAC’s reliance on third parties to distribute its products; risks related to protectionist policies adopted by countries in the European Union; as well as those risk factors discussed under "Risk Factors" herein and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities, including the Annual MD&A.

The discussion of risk factors in this Annual Information Form has been updated to include discussion of risks related to the current COVID-19 pandemic. The nature and scope of the pandemic and its impact are rapidly developing  and it is difficult for management to identify at the current time all risks, or quantify those identified, or to assess their impact on particular financial measures and operating results.  Nevertheless, the discussion under “Risk Factors – General Business Risks – COVID-19 Pandemic” identifies potential areas of negative potential impact that may be caused by the pandemic.

The purpose of forward-looking statements is to provide the reader with a description of management's expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this Annual Information Form as well as statements regarding the Company's objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical, adult-use and hemp-based CBD markets, and the general expectations of the Company concerning the industry and the Company's business and operations are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.

A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this Annual Information Form. Such forward-looking statements are made as of the date of this Annual Information Form. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company's forward-looking information and forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Presentation of Financial Information

The Company's financial statements, copies of which are available on the Company's SEDAR profile at www.sedar.com, are prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and Interpretations of the IFRS Interpretations Committee. The financial year end of all entities within Curaleaf's corporate structure is December 31. Financial information presented in this Annual Information Form is presented in U.S. dollars ("$" or "US$"), unless otherwise indicated.

Market and Industry Data

The Company has obtained the market and industry data presented in this Annual Information Form from a combination of internal surveys, third party information and the estimates of the Company's management. There are limited sources that report on the Company's markets and industries. As such, much of the market and industry data presented in this Annual Information Form is based on internally-generated management estimates, including estimates based on extrapolations from third party surveys of the industries in which the Company competes. While the Company believes internal surveys, third party information and estimates of the Company's

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management are reliable, the Company has not verified them, nor have they been verified by any independent sources and the Company has no assurance that the information contained in third party websites is current and up-to-date. While the Company is not aware of any misstatements regarding the market and industry data presented in this Annual Information Form, such data involves risks and uncertainties and are subject to change based on various factors, including those factors discussed under "Forward-Looking Statements" and "Risk Factors".

CORPORATE STRUCTURE

Incorporation and Office

The Company, formerly known as Lead Ventures Inc. ("LVI"), was incorporated under the laws of the Province of British Columbia, pursuant to the BCBCA, on November 13, 2014 and is a vertically integrated multi-State cannabis operator in the U.S. Prior to the completion of the Business Combination (as defined below), the Company was a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties.

On October 25, 2018, the Company and Curaleaf, Inc. (formerly PalliaTech, Inc.) completed the combination of their respective businesses (the "Business Combination") that resulted in the reverse take-over of the Company by the securityholders of Curaleaf, Inc. The Business Combination was structured as a series of transactions, including a Canadian three-cornered amalgamation transaction and a series of U.S. merger and reorganization steps (further described below). At the Company's annual general and special meeting of shareholders held on October 12, 2018, the shareholders of the Company approved all of the resolutions in connection with the Business Combination. As part of the Business Combination, the Company changed its name from "Lead Ventures Inc." to "Curaleaf Holdings, Inc.", and restructured its existing share capital to, among other things, reclassify its existing common shares as subordinate voting shares (the "Subordinate Voting Shares"), create a class of multiple voting shares (the "Multiple Voting Shares"), eliminate the class of preferred shares and add certain provisions, including a redemption right in favour of the Company to ensure that the Company complies with applicable licensing regulations.

Immediately prior to the Business Combination, 1177687 B.C. Ltd. ("Curaleaf FinCo"), a special purpose corporation, completed a brokered and a non-brokered subscription receipt financing at a price of C$11.45 per subscription receipt for aggregate gross proceeds of approximately C$520 million (the "Private Placement").

As part of the Business Combination, the Company, Curaleaf FinCo and 1177679 B.C. Ltd., a wholly-owned subsidiary of the Company, were parties to a three-cornered amalgamation (the "Amalgamation") pursuant to which the shareholders of Curaleaf FinCo (being the investors in the Private Placement after automatic conversion of their subscription receipts into common shares of Curaleaf FinCo (the "Curaleaf FinCo Shares")) received Subordinate Voting Shares in exchange for their Curaleaf FinCo Shares. Concurrently with the Amalgamation, Curaleaf MergerCo Inc., a wholly-owned subsidiary of the Company, merged with and into Curaleaf, Inc., with Curaleaf, Inc. continuing as the surviving corporation and becoming a wholly-owned subsidiary of the Company.

In connection with the Business Combination, Gociter Holdings Ltd., a corporation of which Mr. Boris Jordan, the Executive Chairman of the Company, is the beneficial owner, made a contribution of 3,734,965 shares of common stock of Curaleaf, Inc. and cash to the Company in exchange for 122,170,705 Multiple Voting Shares, representing 100% of the issued and outstanding Multiple Voting Shares as of closing of the Business Combination.

The Company's head office address is 301 Edgewater Place Suite 405 Wakefield, Massachussets, United States of America, 01880. The Company's registered and records office address is 666 Burrard Street, Suite 1700 Vancouver, British Columbia, Canada, V6C 2X8.

The Company's Subordinate Voting Shares are listed on the CSE under the symbol "CURA" and on the OTCQX under the symbol "CURLF".

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Intercorporate Relationships

The table below lists the principal subsidiaries of the Company as of December 31, 2020, the percentage of votes attaching to all voting securities of each subsidiary beneficially owned, or controlled or directed, directly or indirectly, by the Company, and the jurisdiction of organization of each such subsidiary. The Company has other subsidiaries, but the assets and revenues of such subsidiaries individually did not exceed 10%, and in the aggregate did not exceed 20%, of the Company's assets or consolidated revenues.

Subsidiaries(1)	Percentage of Voting Securities Owned	Jurisdiction Where Organized
Curaleaf, Inc.(2)	100%	Delaware
CLF AZ Management, LLC(2)	100%	Arizona
Curaleaf Florida, LLC(2)	100%	Florida
Cura Partners, Inc.(2)	100%	Oregon
GR Companies, Inc.(2)	100%	Delaware
Curaleaf Massachusetts, Inc.(3)	100%	Massachusetts
Curaleaf NJ II, Inc.(3)	100%	Delaware
CLF NY, Inc.(3)	100%	Delaware

Notes:

(1) This table specifically excludes EMMAC (as defined herein), a wholly-owned subsidiary of the Company, as EMMAC was acquired after the financial year ended December 31, 2020. See “General Development of the Business – Recent Developments – Acquisition of EMMAC Life Sciences Limited.”

(2) Each of these subsidiaries have assets and/or revenues that exceed 10% of the Company’s consolidated assets or revenues, as applicable.

(3) These subsidiaries have revenues in the aggregate that exceed 20% of the Company’s consolidated revenue.

GENERAL DEVELOPMENT OF THE BUSINESS

Curaleaf is a leading U.S. provider of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select and Grassroots, provide industry-leading services, product selection and accessibility across the medical and adult-use markets. The Company operates in 23 States, and, as of December 31, 2020, operated 96 dispensaries, 23 cultivation sites, with total cultivation capacity of approximately 1.8 million square feet, and 30 processing sites with a focus on highly populated, limited license states, including New York, New Jersey, Florida, Illinois, Pennsylvania and Massachusetts. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty.

Currently, the Company is a diversified holding company dedicated to delivering market-leading products and services while building trusted national brands within the legal cannabis industry. Through its team of physicians, pharmacists, medical experts and industry innovators, the Company has developed a portfolio of branded cannabis-based therapeutic offerings in multiple formats and a strategic network of branded retail dispensaries.

Recent Developments

Acquisition of EMMAC Life Sciences Limited

In April 2021, Curaleaf announced that it had successfully completed its previously announced acquisition of EMMAC Life Sciences Limited ("EMMAC"), the largest vertically integrated independent cannabis company in Europe, for base consideration of approximately $50 million in cash and approximately 17.5 million shares of Curaleaf, with additional consideration to be paid based upon the successful achievement of performance milestones (the "EMMAC Transaction"). Curaleaf simultaneously established Curaleaf International Holdings Limited ("Curaleaf International") in Guernsey to hold the EMMAC investment and further its European expansion.

Curaleaf also announced that in order to accelerate the expansion of Curaleaf International, it had secured an investment of $130 million from a single strategic institutional investor in exchange for a 31.5% equity stake in Curaleaf International, implying a

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$413 million post money valuation, with US$80 million in cash available to spend. The subscription was used to fund the entire cash portion of the EMMAC acquisition consideration of $50 million with the remaining $80 million to be used to fund Curaleaf International's current capital expenditures plan through 2022, as well as its pipeline of potential acquisitions. This infusion of outside capital into Curaleaf International significantly accelerates Curaleaf's expansion plans in Europe by fully funding Curaleaf's cash outlay for the EMMAC acquisition and providing the capital required to support Curaleaf International's near-term European rollout. With its foreseeable expansion budget fully funded, Curaleaf's new international business can focus on executing its further European expansion.

Curaleaf and the strategic investor have entered into a shareholders' agreement regarding the governance of Curaleaf International pursuant to which Curaleaf will have control over operational issues as well as raising capital and the ability to exit the business. In addition, the strategic investor's stake is subject to put/call rights which permit either party to cause the stake to be bought out by Curaleaf for Curaleaf equity starting in 2025.

The new Curaleaf International platform includes cultivation, EU GMP-certified processing, distribution, and R&D operations across several key European medical cannabis markets, including the United Kingdom, Germany, Italy, Spain and Portugal. Terra Verde, Curaleaf International's European market cultivation facility in Portugal, is one of the oldest licensed cannabis growing facilities in Europe with approximately 2 hectares of cultivation area and is an industry leader on the cannabis production cost efficiency front. The Portugal based cultivation facility provides Curaleaf International with the potential to serve customers across key European medical cannabis markets as well as supporting exports to countries such as Israel, among others. Curaleaf International plans to significantly increase its cultivation capacity in 2021, and to exceed 10 tons per year by 2022, in order to accommodate future growth related to the expansion of access to cannabis across the major European medical and adult-use, as well as export markets. Curaleaf International also has an operational presence and partnerships in European Union countries that are enacting new medical cannabis access programs. Curaleaf International will also serve as the platform for other possible acquisitions in Europe and adjacent areas, and for its participation in pilot adult use programs.

Mr. Antonio Costanzo has been appointed as the new Chief Executive Officer of Curaleaf International, with the former EMMAC management team continuing to lead Curaleaf's new European presence as well as driving local European strategy and day-to-day operations. The EMMAC Transaction constituted a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as a result of Measure 8 Ventures, LP, an investment fund managed by Mr. Boris Jordan, the Executive Chairman of the Board of Directors and control person of the Company, having an interest in the EMMAC Transaction by way of a profit interest and a convertible debt instrument which converted into shares of EMMAC representing 8% of EMMAC equity at closing of the EMMAC Transaction. Mr. Jordan owns a minority interest in Measure 8 Ventures, LP. The Company relied upon the exemptions provided under Sections 5.5(b) of MI 61-101 – Issuer Not Listed on Specified Markets and 5.7(1)(a) of MI 61-101 – Fair Market Value Not More the 25% of Market Capitalization from the requirements that the Company obtain a formal valuation of the EMMAC Transaction and that the EMMAC Transaction receive the approval of the minority shareholders of the Company.

The terms of the EMMAC Transaction were negotiated by management and advisors under guidance of, and unanimously recommended for approval by, a committee composed of members of the Board of Directors free from any conflict of interest with respect to the proposed EMMAC Transaction (the “Special Committee”), all of which are independent members of the Board of Directors within the meaning of National Instrument 52-110. The Special Committee has received a fairness opinion from Eight Capital to the effect that, in its opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration paid by the Company as part of the EMMAC Transaction is fair from a financial point of view, to the Company. The fee paid to Eight Capital in connection with the delivery of its fairness opinion was not contingent on the successful implementation of the EMMAC Transaction.

Post-EMMAC Transaction, the former shareholders of EMMAC have approximately 3% pro forma ownership of the Company on a fully-diluted basis, before factoring in the performance-based earn-outs. The portion of the consideration to be paid through the issuance of Subordinate Voting Shares will be subject to a statutory four-month hold period as well as a lock-up agreement with each recipient restricting trading of the share received, with release of 5% from such restrictions at the end of each calendar quarter following the closing.

Further information about the EMMAC Transaction can be found in the Company's material change report dated March 19, 2021, a copy of which is available on SEDAR (www.sedar.com) under the Company's profile. A copy of the EMMAC Purchase Agreement is also available on SEDAR under the Company’s issuer profile at www.sedar.com.

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Closing of Illinois Dispensary Licenses and Sale of Additional Illinois Dispensary Licenses

In connection with the acquisition of Grassroots, in April 2021, the Company obtained final regulatory approval from the state of Illinois for the transfer of five dispensary licenses, which have been subsequently rebranded to Curaleaf in accordance with state guidelines.

In addition to the closing of the Illinois dispensary licenses, in April 2021, the former affiliates of Grassroots signed a definitive agreement with Parallel Illinois, LLC, an Illinois limited liability company, to transfer the three additional dispensary licenses in Illinois, in which the Company retains the right to receive a portion of the proceeds from the sale. The closing of this transaction is currently pending receipt of regulatory approval.

Secured Expansion Credit Facility (January 2021)

In January 2021, the Company entered into a $50 million secured credit facility (the “Expansion Credit Facility”) with a syndicate of lenders which matures on January 10, 2024. The net proceeds from borrowings under the Expansion Credit Facility are expected to be used to fund capital expenditures to support future growth initiatives, potential acquisitions, and for general corporate purposes. Borrowings under the Expanison Credit Facility bear interest on any outstanding principal of 10.25% per annum. The facility was fully drawn at closing. The Expansion Credit Facility serve as an expansion of Company’s existing Financing Agreement, described under "General Development of the Business – Three Year History – 2019 – Senior Secured Term Loan Facility".  Except as described below, the terms of the Extension Credit Facility are substantially similar to the terms of the Financing Agreement and the two facilities are secured by the same collateral.

The Expansion Credit Facility may be pre-paid but is subject to a prepayment premium dependent on the loan year. Any prepayment made between January 8, 2022 and January 7, 2023, will incur a prepayment premium of 5.125%. Any prepayment made between January 8, 2023 and January 7, 2024, will incur a prepayment premium of 2.50%.

The Expansion Credit Facility is subject to a yield maintenance premium. The yield maintenance premium is paid based on amounts repaid. The premium is determined by the amount of interest that would have otherwise been payable on the prepayment less the aggregate amount of interest that would have been earned if the prepayment were to be reinvested from the date of prepayment until January 8, 2022 at the yield maintenance premium rate. The yield maintenance premium rate is the rate per annum equal to the rate in effect 3 days before the repayment date for U.S. Treasury instruments that have a maximum term of 3 months or less times 0.50%.

Equity Offering (January 2021)

On January 12, 2021, the Company closed on an overnight marketed public offering of 18,975,000 Subordinate Voting Shares at a price of C$16.70 per share for total gross proceeds of C$316.88 million, before deducting the underwriters’ fees and estimated offering expense. The Company intends to use the net proceeds of $240.57 million from the overnight marketed public offering for working capital and general corporate purposes.

COVID-19 Pandemic

The novel coronavirus commonly referred to as "COVID-19" was identified in December 2019 in Wuhan, China. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, and on March 11, 2020, the spread of COVID-19 was declared a pandemic by the World Health Organization. On March 13, 2020, the spread of COVID-19 was declared a national emergency by President Donald Trump. The outbreak has spread throughout the globe, causing companies and various international jurisdictions to impose restrictions such as quarantines, business closures and travel restrictions. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time.

The Company has taken responsible measures with respect to the COVID-19 pandemic to maximize the safety of staff working at its facilities. This includes reorganizing physical layouts, adjusting schedules to improve social distancing, implementing health screening measures for employees and applying rigorous standards for facility hygiene and personal protective equipment. Certain markets, such as Massachusetts and Nevada experienced a greater impact on sales earlier in the pandemic due to prolonged business closures and reduced foot traffic in certain locations. Other markets, such as Florida and New York have not been significantly impacted by COVID-19 and in some cases, stores in those markets have generated increased sales. All of the Company’s facilities are and continue to be operational and the Company is working closely with the authorities to ensure it is following or exceeding the stated guidelines

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related to COVID-19. For instance, the Company has modified store operations in certain locations, with an increased focus on direct-to-consumer delivery and enabling a curbside pickup option for its customers. See "Risk Factors – General Business Risks – COVID-19 Pandemic" for more information on the COVID-19 pandemic’s impacts on the Company’s operations and risk factors relating to the COVID-19 pandemic that may affect the Company’s operations. .

Three Year History

2020

Acres Cultivation, LLC and Acres Medical, LLC, each a Nevada limited liability company (collectively, "Acres")

On January 3, 2020, the Company announced the closing of the acquisition of  Acres for total consideration of $47.6 million, of which $15 million was paid in cash upon signing, $9.5 million was paid upon receiving regulatory approval of the license transfer for the dispensary in January 2020, as well as a $500,000 holdback. Total consideration also included $12.86 million which was settled through the issuance of 3,108,183 Subordinate Voting Shares, $8.57 million which was settled through the issuance of 2,039,062 Subordinate Voting Shares upon receiving regulatory approval of the license transfer for the dispensary in January 2020. The purchase agreement also included earn-out potential (“Acres Earn-Out”) if certain financial targets were met. The Acres Earn-Out was not expected to be achieved as of December 31, 2020, and as a result, the Company recorded a gain on the change in fair value of the contingent consideration of $1,034 during the year ended December 31, 2020. Acres has a 269,000 square-foot operating cultivation facility (with further expansion as needed) on its 37 acres of land in Amargosa Valley, Nevada, and a large dispensary located in Las Vegas, Nevada, adjacent to the Strip, and a second dispensary located in Ely, Nevada.

Curaleaf Utah, LLC

On January 6, 2020, the Company announced it received a Notice of Intent to Award a medical cannabis retail license from the Utah Department of Health, one of 14 licenses to open a medical cannabis dispensary in Utah from more than 130 applications from 60 different companies. The Company's license is for Region 3, which includes Utah, Wasatch, Daggett, Duchesne, Uintah, Carbon, Emery, Grand and San Juan Counties. Following this announcement, on January 14, 2020, the Company announced that it received preliminary approval for a processing license by the Utah Department of Agriculture and Food. The notice granted Curaleaf permission to begin the build out of its processing facility in North Salt Lake City, which was completed during the year ended December 31, 2020. The Company also opened its first retail location in the Utah market with a new pharmacy in Lehi on August 31, 2020.

Cura Partners, Inc., an Oregon corporation ("Cura Partners" or "Select")

On February 1, 2020, the Company announced the closing of the acquisition of Cura Partners (the "Cura Transaction"), owners of the Select brand. At closing, pursuant to the terms of an Amended and Restated Agreement and Plan of Merger dated October 30, 2019 (the "Cura Merger Agreement"), Curaleaf issued 55,000,000 Subordinate Voting Shares to the benefit of the former Select equity holders. 40,555,556 Subordinate Voting Shares were payable to the former Select equity holders contingent upon Curaleaf achieving certain calendar year 2020 revenue targets based on Select branded retail extract sales beginning at a target of $130 million with maximum achievement at $250 million. In addition, the former Select equity holders were also eligible to receive an earn out of up to $200 million from the issuance of additional Subordinate Voting Shares, contingent upon Curaleaf exceeding $300 million in calendar year 2020 revenue for Select branded retail extract sales. As part of the Cura Transaction, certain holders of stock options of Select received stock options of Curaleaf. The Select earn-out criteria for the potential payout of an additional 40,555,556 SVS was not met as of December 31, 2020, and as a result the Company recorded a gain on the change in fair value of the contingent consideration of $28,445 during the year ended December 31, 2020.

Further information about the Cura Transaction can be found in the Company's material change reports dated May 10, 2019 and November 8, 2019, as well as the Company's business acquisition report dated May 29, 2020, copies of which are available on SEDAR (www.sedar.com) under the Company's profile. A copy of the Cura Merger Agreement is also available on SEDAR under the Company’s issuer profile at www.sedar.com.

Expansion of Executive Team

On February 3, 2020, the Company announced an expansion of its executive team. Cameron Forni assumed the role of President of Select. Renowned brand marketer Jason White joined the Company in the newly created role of Chief Marketing Officer. The Company's Chief Financial Officer Neil Davidson was elevated to Chief Operating Officer. In addition, Michael Carlotti joined the

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Company as Chief Financial Officer, succeeding Mr. Davidson, and Mark Russ was appointed Senior Vice President of Sales. Mr. Russ later transitioned to Regional President, West. Finally, Jaswinder Grover, MD, an orthopedic and spine surgeon with 25 years of experience, joined the Board of Directors, replacing Dr. Steven Patierno, PhD.

This news followed the December 9, 2019 announcement of Joe Bayern becoming President of the Company. Mr. Bayern brings over 20 years of executive leadership experience in consumer packaged goods at a critically important moment in Curaleaf's growth trajectory. Mr. Bayern subsequently transitioned to the role of Chief Executive Officer, in replacement of Joseph Lusardi. See "General Development of the Business – Recent Developments – Three Year History – 2020 – CEO Succession”.

Remedy Compassion Center, Inc., a Maine corporation ("Remedy")

In February 2020, Remedy, which operated until then as a Maine non-profit corporation, converted to a for-profit corporation as approved by their independent Board of Directors when changes in Maine regulations allowed for such change. In connection with the conversion, the management services agreement entered among the Company and Remedy in October 2016 was terminated and the Company entered into a Registered Dispensary Management Agreement (the "Remedy Operating Agreement").  Current Maine regulations require that licensed medical marijuana dispensaries be owned by residents of Maine.  However, under the Remedy Operation Agreement, the Company has acquired operational control and substantially all of the economic benefit of its business, which allows the Company to control Remedy in accordance with IFRS 10 definitions. The Company retains a right to acquire Remedy at such time as the residency requirement for ownership is lifted. The total consideration paid for Remedy was approximately $2.37 million. See "United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Maine Operations" section.

Curaleaf PA, LLC

On February 21, 2020, the Company announced it had been approved as a Clinical Registrant in Pennsylvania by the Commonwealth's Department of Health, Office of Medical Marijuana. Under this designation, the Company will be permitted to open a cultivation and processing facility and up to six dispensaries, under the Commonwealth's medical marijuana research program. As a Clinical Registrant, Curaleaf will support research initiatives into the potential medical benefits of cannabis by providing medical cannabis expertise and distribution to patients participating in studies. In January 2021, the Company’s subsidiary opened its cultivation and processing facility in King of Prussia, Pennsylvania, under the Clinical Registrant license, and in February 2021, opened its first dispensary located in Harrisburg, Pennsylvania, under the Clinical Registrant license. In April 2021, the Company opened an additional dispensary under the Clinical Registrant license in Philadelphia, Pennsylvania.

Arrow Alternative Care, Inc., Arrow Alternative Care #2, Inc., Arrow Alternative Care #3, Inc., each a Delaware corporation (collectively, the "Arrow Companies")

On April 6, 2020, the Company announced the closing of the acquisition of the Arrow Companies, which operated licensed medical cannabis dispensaries in Stamford, Hartford, and Milford, in the state of Connecticut. The Arrow Companies dispensary licenses in Stamford and Hartford transferred on April 6, 2020 and the transfer of the Arrow Companies dispensary license in Milford occurred on August 3, 2020, although the Company assumed management and economic control of the Milford dispensary along with the other dispensaries as at April 6, 2020. The fair value of the aggregate consideration paid was $38 million, including 3,194,149 Subordinate Voting Shares having a fair value of approximately $21.38 million. In August 2020, 27,334 “top up” Subordinate Voting Shares were issued as additional consideration in connection with the acquisition of the Arrow Companies.

Primary Organic Therapy, Inc. (d/b/a Maine Organic Therapy), a Maine corporation ("MEOT")

MEOT owns and operates a duly licensed registered medical marijuana and cultivation facility in the state of Maine. In January 2017, the Company entered into a Management Services Agreement with MEOT (“MEOT MSA”) under which the Company provided services in the areas of financial services, compliance consulting, and human resources management. Under the MEOT MSA, MEOT maintained exclusive control and possession, and was solely responsible for final decision-making regarding all aspects of the business and the Company acted solely in an advisory capacity. The Company recognized management fee income for services rendered under the MEOT MSA.

The MEOT MSA was terminated in July 2020 and MEOT entered into a new MSA agreement (“Verdure MSA”) with Verdure, Inc. (“Verdure”), an entity in which the Company’s Executive Vice Chairman, Joseph Lusardi had a 50% ownership interest. The Company acquired Verdure in July 2020 for $8 million in cash and a cash earn-out of $2 million based on MEOT’s achievement of certain earnings targets. Current Maine regulations require that licensed medical marijuana dispensaries be owned by residents of Maine.

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However, under the Verdure MSA, the Company has acquired operational control and substantially all of the economic benefit of MEOT’s business.  The acquisition of Verdure resulted in the Company controlling MEOT in accordance with IFRS 10. The Company retains a right to acquire MEOT at such time as the residency requirement for ownership is lifted. See "United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Maine Operations" section.

Curaleaf NJ, Inc., a New Jersey corporation ("Curaleaf NJ")

In February 2011, the Company entered into a Management Services Agreement (the “NJ MSA”) with Curaleaf NJ (formerly Compassionate Sciences ATC Inc.) As required under state law, Curaleaf NJ was formed as a New Jersey nonprofit corporation without shareholders acting through its governing body, the Board of Trustees (“NJ Board”). Curaleaf NJ operated medical dispensary, processing, and cultivation facilities as permitted by the state of New Jersey. Under the NJ MSA, the Company acted as an independent contractor providing services in the areas of cultivation, extraction, and other consulting services. The Company recognized management fee income for services rendered under the NJ MSA. In addition to the NJ MSA, the Company entered into a Conditionally Convertible Promissory Note (“NJ Note”). The NJ Note allowed the Company to acquire Curaleaf NJ when the regulations in New Jersey changed to allow the conversion of non-profit corporations to for-profit corporations.

In July 2019, New Jersey Governor Murphy signed an amendment to the New Jersey Compassionate Use Medical Marijuana Act, known as the Jake Honig Compassionate Use Medical Cannabis Act (the “Jake Honig Act”). The Jake Honig Act authorized the New Jersey nonprofit corporations that hold Alternative Treatment Center Permits (“ATC Permits”) to sell or transfer their permits and other assets to for-profit entities. Due to changes in New Jersey regulations, Curaleaf NJ received approval from the state of New Jersey for the transfer of the ATC Permit to a Curaleaf NJ II, Inc, a wholly owned subsidiary of the Company. In conjunction with the transfer of the ATC Permit, the Company entered into an Asset Purchase Agreement (“CLNJ APA”). As part of the CLNJ APA, Curaleaf NJ agreed to sell and transfer the ATC Permit and substantially all of its other assets to Curaleaf NJ II. This transaction closed in July 2020.  As a result of the close of the sale and transfer of the assets, the $83.23 million balance of the NJ Note was applied to the purchase price.

Virginia's Kitchen, LLC, a Colorado company d/b/a Blue Kudu ("Blue Kudu")

In February 2020, the Company signed a definitive agreement to acquire 100% of Blue Kudu, a Colorado-licensed processor and producer of cannabis edibles, operating an 8,400 square foot facility in Denver, Colorado. The consideration consisted of 322,580 Subordinate Voting Shares, $1.38 million payable in cash at closing of the transaction and a 5% note of up to $500,000 due ten and a half months from closing. The transaction closed in July 2020.

GR Companies, Inc., a Delaware corporation ("Grassroots")

In July 2019, Curaleaf announced that it had signed a definitive agreement to acquire Grassroots (the "Grassroots Transaction"). On June 22, 2020, Curaleaf entered into an Amended and Restated Agreement and Plan of Merger (the "Grassroots Merger Agreement") which amended and restated the original definitive agreement and amended certain terms of the Grassroots Transaction. Closing of the Grassroots Transaction occurred on July 23, 2020.

At closing, the Company issued (i) 103,455,816 Subordinate Voting Shares to the benefit of the former holders of common stock of Grassroots, and (ii) 12,851,005 Subordinate Voting Shares to be held in escrow in accordance with the terms of the Grassroots Merger Agreement. The total consideration paid in connection with the Grassroots Transaction does not include a cash component. In addition, the parties have resolved that certain Grassroots related assets in Illinois and Ohio, and a dispensary in Maryland, are designated for sale to comply with local limitations on license ownership. Curaleaf also agreed to issue 2,119,864 Subordinate Voting Shares to partially offset the dilution to the holders of common stock of Grassroots caused by the conversion of certain debentures of Grassroots into equity of Grassroots immediately prior to the closing of the Grassroots Transaction. The transaction price remains subject to post-closing adjustments and the parties are still in the process of finalizing the computation of those post-closing adjustments, which is expected to finalize by the third quarter of 2021.

Upon closing of the Grassroot Transaction, Curaleaf appointed Mitchell Kahn, co-founder and CEO of Grassroots, to its Board of Directors. The appointment of Mr. Kahn expanded the Board of Directors from five to six members.

Further information about the Grassroots Transaction can be found in the Company’s material change reports dated July 31, 2020, July 7, 2020 and July 17, 2019, copies of which are available on SEDAR under the Company’s issuer profile at www.sedar.com. A copy of the Grassroots Merger Agreement is also available on SEDAR under the Company’s issuer profile at www.sedar.com.

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Private Placement of Subordinate Voting Shares

On July 20, 2020, Curaleaf completed the private placement offering previously announced on July 2, 2020 (the "Offering"). Under the initial tranche, subscribers purchased an aggregate of 3,541,429 Subordinate Voting Shares for aggregate gross proceeds of approximately CAD $27.27 million. Subsequent to setting the initial tranche, the Company secured a second tranche investment, which was part of the Offering which closed on July 20, 2020. Under the second tranche, a subscriber purchased 842,269 Subordinate Voting Shares for gross proceeds of approximately CAD $6.79 million. In aggregate, the Offering generated approximately CAD $34.06 million in gross proceeds for the Company in exchange for 4,383,698 Subordinate Voting Shares. The Offering was completed in connection with the closing of the Grassroots Transaction. Since the completion of the Offering, the net proceeds of the Offering have been used to fund Grassroots’ high-return expansion projects, replenish its working capital as well as for general corporate purposes.

Further information about the Offering can be found in the Company’s material change reports dated July 31, 2020 and July 7, 2020, copies of which are available on SEDAR under the Company’s profile at www.sedar.com.

Sale and Leaseback Transaction

In August 2020, the Company completed a sale and leaseback transaction at its Mount Dora, Florida cultivation facility. In the transaction, the Company sold leasehold improvements with a gross value of $44.58 million for $41 million and entered into a new 15 year lease on the entire property with the new owner. Net of transaction costs and security deposits, the Company received $39.07 million at closing.

PalliaTech Florida

On August 17, 2020, the Company acquired the remaining 11.4% equity interest in PalliaTech Florida from certain of the Remaining Florida Minority Holders (as defined herein) for consideration of 2,375,000 Subordinate Voting Shares. In connection with the foregoing, the Company also agreed to the repayment of certain secured promissory notes in the amount of $1.75 million. Another 11.4% equity interest in PalliaTech Florida was acquired by the Company on January 10, 2020 from certain other Remaining Florida Minority Holders for consideration of $2.5 million in cash and 1,772,062 Subordinate Voting Shares. Upon completion, PalliaTech Florida became an indirect wholly-owned subsidiary of Curaleaf. On December 31, 2020, PalliaTech Florida LLC transferred all of the securities that it held in Curaleaf Florida, LLC to Palliatech Florida, Inc., so that PalliaTech Florida, Inc. became the sole member of Curaleaf Florida, LLC.  Following that transfer of securities, having no other assets, PalliaTech Florida, LLC was voluntarily dissolved on December 31, 2020. See "Legal Proceedings and Regulatory Actions – Florida".

Promissory Note – 2024

In October 2020, the Company entered into a promissory note with a principal sum of $10 million (“Promissory Note – 2024”) with Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, has a direct equity interest, to replace the contingent liability incurred in connection with the Curaleaf, MA acquisition which was deemed completed in March 2020. The issue price of the Promissory Note – 2024 is equal to 97.00% of the principal amount of the Promissory Note – 2024 and the remaining $300,000 was treated as original issue discount.

The Promissory Note – 2024 carries a fixed interest rate per quarter equal to 3.25%. Interest is payable in arrears on the last day of each fiscal quarter, commencing December 31, 2020. The Maturity Date of the Promissory Note – 2024 is June 10, 2024.

The Promissory Note – 2024 contains other terms substantially similar to the Financing Agreement, except that the Promissory Note – 2024 is secured by separate collateral consisting solely of the equity of, and guarantees given by, the Company’s subsidiaries Curaleaf Hartford, Inc. and Curaleaf Stamford, Inc., which operate medical cannabis dispensaries in Hartford and Stamford, CT, respectively.

Asset Sales

The Company had been marketing the assets of Curaleaf Maryland, Inc., its licensed processing business in Maryland, with the intent to divest the Company from these assets to ensure compliance with Maryland regulations. In June 2020, the Company signed definitive agreements to sell 100% of Curaleaf Maryland, Inc. in October 2020. In November 2020, the Company announced the closing of its divestiture of Curaleaf Maryland, Inc. for total consideration of $4 million, of which $3 million was issued as a note receivable from Curaleaf Maryland, Inc. The note receivable has a payment-in-kind interest rate of 13% per annum and is payable upon maturity

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on June 25, 2023. The principal balance of the note is payable each year on June 25th in equal installments of $1 million with the interest due on the final payment.

The Company had been marketing the assets of HMS Health, LLC and the cultivation and processing assets of HMS Processing, LLC (collectively, the “HMS Assets”) for sale. Such a sale would enable the Company to acquire the Maryland cultivation and processing assets previously owned by Grassroots while complying with limits on license ownership in the state of Maryland. The cultivation and processing assets of Grassroots in Maryland were spun off prior to the acquisition of Grassroots by the Company, and the Company intends to purchase those assets when approved by the Maryland regulators.

In November 2020, the Company announced the signing of a definitive agreement to sell its rights to the HMS Assets in Maryland to TerrAscend Corp. for a total consideration of $27.5 million. The HMS Assets sale includes the divestiture of operations in a 22,000 square foot co-located cultivation and processing facility in Frederick, Maryland. The total consideration due to the Company of $27.5 million includes $25 million payable in cash upon closing as well as a $2.5 million interest bearing Note due and payable to the Company in April 2022. The transaction is expected to close pending customary closing conditions, including receipt of regulatory approval by the Maryland Medical Cannabis Commission.

In addition to the HMS Assets, the Company has been marketing the assets of Town Center Wellness, LLC, a licensed dispensary business in Takoma Park, Maryland. Such a sale will enable the Company to acquire dispensary assets previously owned by Grassroots while complying with limits on license ownership in the state of Maryland. In November 2020, the Company signed a definitive agreement to sell 100% of Town Center Wellness, LLC to PharmaCann LLC for a total consideration of $2 million, all payable in cash upon closing. The transaction is expected to close pending customary closing conditions, including receipt of regulatory approval by the Maryland Medical Cannabis Commission.

CEO Succession

In November 2020, the Company announced that its Board of Directors unanimously appointed Curaleaf President Joseph Bayern as the Company's next Chief Executive Officer, effective January 1, 2021, and that Mr. Lusardi would continue to serve on the Company's Board of Directors and would be named Executive Vice-Chairman of the Board of Directors effective January 1, 2021.

Acquisition of Alternative Therapies Group's Cultivation and Processing Operations

In November 2020, the Company announced the successful completion of the Company's acquisition of Alternative Therapies Group's ("ATG") licensed cultivation and processing operations in Amesbury, Massachusetts.

Combined with Curaleaf's current cultivation facility in Webster, Massachusetts, the ATG acquisition brought Curaleaf's total cultivation capacity in the state to 157,600 square feet. The integration of the new operations established Curaleaf as the only cannabis provider in Massachusetts approved for two adult-use cultivation licenses, two adult-use processing licenses, and the maximum-permitted three adult-use dispensary licenses. In connection with the acquisition, ATG's dispensaries located in Amesbury, Salisbury and Salem were spun off and continue to operate under the ATG brand.

2019

HMS Health LLC (“HMS”), HMS Processing LLC, MI Health LLC, and HMS Sales LLC, all Maryland limited liability companies (the “HMS Companies”)

In January 2019, the Company completed the acquisition of certain cultivation and processing assets, as well as two dispensaries, from the HMS Companies, which was structured as a $30 million convertible financing with the owners of HMS Health, LLC, HMS Processing, LLC, HMS Sales, LLC and MI Health LLC (the "HMS/MI Businesses").

The HMS/MI Businesses consist of a 21,000 square-foot cultivation facility and 1,000 square-foot processing facility in Frederick, Maryland, and two separate 1,000 square-foot dispensaries, each in Gaithersburg, Maryland. As part of the agreement, the HMS/MI Businesses rebranded and now operate under the Curaleaf name, and receive products, services, and other support from the Company. Prior to funding, HMS spun off its cannabis processing license and cannabis dispensing license into separate entities.

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The $30 million in loans from the Company, together with accrued interest, are convertible into equity of each of the HMS/MI Businesses upon receipt of all required state and local regulatory approvals. The owners of HMS will receive $2 million in Subordinate Voting Shares at the then-current market price upon conversion of the loans.

Due to current restrictions under Maryland State law that prevent change of control over cannabis licenses within the first three years of operations, the loans to HMS/MI are convertible in parts between August 2020 (for HMS Health, LLC, a cannabis cultivation facility), March 2021 (for HMS Sales LLC, a cannabis dispensary facility), June 2021 (for MI Health LLC, a cannabis dispensary facility) and October 2021 (for HMS Processing, LLC, a cannabis processing facility), based on the operation start dates of each of the businesses. Furthermore, Curaleaf may only own equity in one cannabis processing business under Maryland law as applied by the Maryland Medical Cannabis Commission. Therefore, the conversion of the loan instruments into equity of each of the HMS/MI Businesses will only occur upon regulatory approval if the conversion will not violate any restriction in force at the time. See details under the heading "General Development of the Business – Three Year History – 2020 – Asset Sales" section above regarding the potential sale of some of these assets.

Town Center Wellness, LLC

Also, in January 2019, the Company completed an agreement with the owners of Town Center Wellness, LLC (operating as Elevate Takoma) that secures the option to purchase 100 percent of the equity of the company's dispensary for a total cash consideration of $2 million. The Company also paid the option exercise price of $100,000. Elevate Takoma is a 1,500 square-foot dispensary located in Takoma, Maryland, along the Washington, D.C. border. See details under the heading "General Development of the Business – Three Year History – 2020 – Asset Sales" section above regarding the potential sale of these assets.

In Maryland, Curaleaf already owns and operates one dispensary in Reisterstown and a processing facility in Allegany County.

Eureka Investment Partners, LLC, a Nevada limited liability company ("Eureka")

In February 2019, the Company entered into an agreement to purchase Eureka for $25.5 million (the "Base Price") and to provide Eureka with $5 million to repay all existing debt and to replenish working capital. The Base Price was paid $5 million in cash and $20.5 million in Subordinate Voting Shares. The acquisition of Eureka closed in April 2019, at which time, a total of 2,351,860 Subordinate Voting Shares were issued by the Company to the sellers, of which 688,349 Subordinate Voting Shares were delivered in escrow contingent upon the satisfaction of post-closing conditions relating to the transfer of controlling stakes in three retail cannabis dispensaries in Long Beach, Salinas and Monterrey County, California. These escrowed Subordinate Voting Shares were returned to the Company's treasury and cancelled in August 2020 as the post-closing conditions were not fully met. No contingent earn-out was met as of December 31, 2020, and as such, the Company recorded a gain on the change in fair value of the contingent consideration of $9,572 during the year ended December 31, 2020.

The addition of Eureka's cultivation platform provided the Company access to California's wholesale market through an existing 110,000 square-foot greenhouse facility in Salinas, California.

In October 2018, Curaleaf, Inc., the Company’s main U.S. subsidiary, received a conditional use permit and business license from the City of Davis, California for cannabis manufacturing and State-wide distribution. A conditional use permit and business license for mobile delivery was issued by the City of Davis in November 2018. As of January 1, 2019, the Company's operations were licensed by the State of California and the City of Davis, and as of April 2019, the Company commenced its cannabis manufacturing operations.

The acquisition of Eureka's facilities in Salinas allows for seamless backward integration with the Company's manufacturing facility in Davis and the Company's subsequent acquisition of Cura Partners, enabling the Company to manage its supply chain efficiently through vertically integrated cultivation, production, distribution and dispensing in California. The Company's Davis facility and the Cura Partners facilities located in California position Eureka to maximize the value of its harvest, reducing waste and converting trim into oil and other consumables that can be utilized for distribution across the retail footprint.

PalliaTech Ohio, LLC

In February 2019, PalliaTech Ohio, LLC, an Ohio subsidiary of the Company, received a provisional medical cannabis processor license from the Ohio Department of Commerce for a location in Amelia Village, Ohio. The Company is currently evaluating strategic opportunities for the Amelia processing license. The town of Amelia Village, Ohio was dissolved in the middle of 2020, and as a result of the dissolution, the Company forfeited the processing license in May 2020.

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Ohio Grown Therapies, LLC, an Ohio limited liability company ("OGT")

In May 2019, the Company entered into an agreement granting it an option to acquire OGT for $20 million. The Company paid $5 million in cash in May 2019 and $7.5 million in July 2020. The remaining consideration will be paid upon completion of milestones, culminating with regulatory approval of the transfer of the final licenses and OGT facility to Curaleaf.  The closing of this transaction is currently pending receipt of regulatory approval.

Absolute Healthcare, Inc. dba Emerald Dispensary, an Arizona non-profit corporation ("Emerald")

In May 2019, the Company announced it acquired exclusive rights to operate the Emerald dispensary in Gilbert, AZ, whose license is held by Absolute Healthcare, Inc. Total consideration for the transaction was $18 million in cash. The acquisition closed in May 2019.

GX3 LLC, an Arizona limited liability company ("GX3"), GGM LLC, an Arizona limited liability company (together with GX3, "Glendale Greenhouse") and Phytotherapeutics Management Services, LLC ("Phytotherapeutics")

In June 2019, the Company announced that it had made two separate acquisitions in Arizona for combined consideration of $25.5 million, of which $3.5 million was payable in Subordinate Voting Shares and $22 million in cash.

The Company entered into an agreement to acquire Glendale Greenhouse, a vertically integrated cannabis business operating a cultivation and processing facility, as well as a retail location, which was rebranded as Curaleaf after the transaction closed.

The Glendale Greenhouse production facility is a 20,000 square-foot, multi-level cultivation center which is capable of producing 3,600 pounds of flower annually. Additionally, the acquisition included a 1,500 square-foot dispensary, located directly off the Agua Fria Freeway with 90,000 cars passing daily, which was  expanded to nearly 5,000 square-feet subsequent to the close of the transaction. Glendale Greenhouse holds the master lease on the 15,000 square-foot multi-tenant building where the dispensary is located. The facility also operates a CO2 extraction lab and a kitchen, which is already producing various edible lines such as mints, gummies, brownies and ice cream. This acquisition closed in August 2019.

Additionally, Curaleaf agreed to acquire Phytotherapeutics Management Services, LLC, which operates under the license of Phytotherapeutics of Tucson, LLC. This acquisition closed in July 2019. Upon close of the transaction, the license associated with the dispensary was applied to a newly developed, flagship dispensary located at 2175 N 83rd Avenue, which is part of an exciting Phoenix metro submarket with close access to the I-10 Freeway. The dispensary is in the immediate vicinity of the nationally recognized Ak-Chin Pavilion, a popular outdoor amphitheater and concert stadium hosting nearly forty events a year. This new location on 83rd Avenue has brought Curaleaf's store count in Arizona to eight, all in Maricopa county.

Approval for Change of Ownership and Control in Massachusetts

On August 9, 2019, the Company announced that it had been granted approval for its change of ownership and control by the Cannabis Control Commission ("CCC"). Subsequently, on September 13, 2019, the Company announced that it had been granted approval for three final adult-use licenses by the CCC. One license was a retail license co-located with the current medical retail location in Oxford, with adult-use sales launching in Oxford in November 2019. The other two licenses were for cultivation and manufacturing co-located with the current medical cultivation and manufacturing facility in Webster. On December 19, 2019, the Company announced it had been granted final approval for an adult-use retail license in Provincetown, the State's first adult-use location on Cape Cod, with the Provincetown dispensary opening in January 2020. On February 6, 2020, the Company announced it had been granted final approval for an adult-use retail license in Ware, with the Ware dispensary opening in  March 2020. In addition to the adult-use licenses mentioned above, Curaleaf currently has medical retail locations in Hanover and Oxford.

Sale-Leaseback Transaction

On August 27, 2019, the Company announced it had signed a sale-leaseback agreement with Freehold Properties valued at approximately $28.3 million for six of its properties in Florida, Massachusetts and New Jersey. As a result of the transaction, Curaleaf sold a portion of its real estate assets while retaining use of the properties for cultivation, processing and retail, respectively. The sale price of $28.3 million for the six properties covers initial investment plus all tenant improvements made to date and the proceeds were used for capital expenditures and acquisition purposes.

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DTC Eligibility

On August 21, 2019, the Company announced it had obtained eligibility with The Depository Trust Company ("DTC") for its shares listed on the OTCQX. DTC is a subsidiary of the Depository Trust & Clearing Corporation, a U.S. company that manages the electronic clearing and settlement of publicly traded companies. DTC eligibility provides cost benefits for investors and brokers trading in our securities in the United States.

Senior Secured Term Loan Facility

On December 20, 2019, the Company announced that it had received commitments from a syndicate of lenders for a $275 million senior secured term loan facility (the "Term Loan Facility"), bearing interest at a rate of 13.0% per annum, payable quarterly in arrears, pursuant to a financing agreement by and between Curaleaf, Inc., as borrower, the Company, as parent, certain subsidiaries of Curaleaf Inc., as guarantors, the Lenders (as defined therein) and Glass Trust Company, LLC, as agent (the “Financing Agreement”). On January 15, 2020, the Company amended the Financing Agreement, pursuant to an amendment to the Financing Agreement (the "Financing Agreement Amendment"), to among other things, increase the Term Loan Facility with additional commitments of $25 million, for a total commitment of $300 million. The Term Loan Facility, as amended, closed on January 15, 2020 and is due in December of 2023. This debt financing constituted a broadly syndicated institutional deal led by sophisticated and long-term investors.

The Term Loan Facility is secured by a guarantee of all the wholly-owned direct and indirect subsidiaries of the Company, as well as a pledge on the assets of the Company and each such guarantor. While the Term Loan Facility is outstanding, the Company is subject to certain negative covenants, including restrictions on its ability to pay dividends, to conduct transactions with affiliates, to modify any organizational documents, to invest in non-wholly owned entities and to incur subordinated and non-subordinated debt and certain covenant tests. Further, the Term Loan Facility imposes certain financial covenants, including minimum annual cash earnings and maintenance of unrestricted cash and cash equivalents. The Term Loan Facility is non-callable in the first two years and from year 2 to 3 is payable at par + ½ coupon, from year 3 to 3 ½ at par + ¼ coupon and at par from year 3 ½ to maturity. The proceeds were used to refinance the existing Cetus Senior Debt (as defined below), satisfy transaction fees and expenses from previously announced acquisitions, fund capital expenditures and for general corporate purposes.

The Term Loan Facility may be pre-paid but is subject to a prepayment premium dependent on the loan year. Any prepayment made between January 10, 2022 and January 9, 2023, will incur a prepayment premium of 6.50%. Any prepayment made between January 10, 2023 and October 14, 2023, will incur a prepayment premium of 3.25%. Any prepayment made on or after October 15, 2023, will not incur a prepayment premium.

Beginning with the fiscal quarter ending December 31, 2020, the Term Loan Facility is subject to a mandatory amortization payment and a yield maintenance premium. The mandatory amortization payment is paid ratably to each lender based on the aggregate principal amount of all initial term loans times an applicable rate that is based on the leverage ratio.

For the quarter ended December 31, 2020, the applicable percentage ranges from 0% to 3.00% depending on the leverage ratio. For all quarters in 2021, the applicable percentage ranges from 0% to 6.00% depending on the leverage ratio. For all quarters in 2022, the applicable percentage ranges from 0% to 8.00% depending on the leverage ratio. For all quarters in 2023 through September 30, 2023, the applicable percentage ranges from 0% to 9.00% depending on the leverage ratio.

The yield maintenance premium is paid based on all amounts repaid. The premium is determined by the amount of interest that would have otherwise been payable on the prepayment less the aggregate amount of interest that would have been earned if the prepayment were to be reinvested from the date of prepayment until January 10, 2022 at the yield maintenance premium rate. The yield maintenance premium rate is the rate per annum equal to the rate in effect 3 days before the repayment date for U.S. Treasury instruments that have a maximum term of 3 months or less times 0.50%.

Further information about the Term Loan Facility can be found in the Company’s material change report dated December 31, 2019, a copy of which is available on SEDAR under the Company’s issuer profile at www.sedar.com. Copies of the Financing Agreement and the Financing Agreement Amendment, have been filed on SEDAR on December 31, 2019 and January 17, 2020, respectively, and are available thereon under the heading "Other material contracts", under the Company’s issuer profile at www.sedar.com.

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2018

In January 2018, Curaleaf, Inc., the Company’s main U.S. subsidiary, completed a non-brokered private placement of 1,150,747 shares of common stock at a price of $26.07 per share for aggregate cash proceeds of $30 million. The proceeds were used for the acquisition of Swell Management, LLC ("Swell"), the expansion of existing operations and to fund operations.

In March 2018, the Company acquired a 50% stake, plus one share, in Curaleaf MA, for a consideration of $36,000 in cash and $3.51 million of debt settlement, in accordance with a plan of conversion of Curaleaf MA's predecessor, Mass Organic Therapy, Inc., to a for-profit entity. PT Mass Holdings, LLC, of which Joseph F. Lusardi, Curaleaf, Inc.'s then President and Chief Executive Officer, is a member, acquired the remaining shares of Curaleaf MA at the time of conversion for a consideration of $35,500. In August 2018, the Company agreed to acquired PT Mass Holdings, LLC's stake in Curaleaf MA for $46.2 million, of which $28.2 million was satisfied by the issuance of 3,212,337 Subordinate Voting Shares and $18 million in cash. This transaction was completed immediately following completion of the Business Combination.

In April 2018, Curaleaf, Inc.'s subsidiary CLF AZ acquired 100% of the interests in Swell from JK Swell, LLC. Through its subsidiaries, Swell operates four medical cannabis dispensaries in and around Phoenix and a cultivation facility in Holbrook, Arizona under management services agreements with four not-for-profit companies which hold licenses to process, cultivate and dispense medical cannabis in Arizona. Swell also holds non-economic voting interests over these four not-for-profit license holders, which entitle it to appoint the directors of these entities. The total consideration for the acquisition of $26.9 million was comprised of $19.3 million in cash and a promissory note in an aggregate amount of $7.6 million (the "Arizona Convertible Note"). Curaleaf, Inc. further settled Swell's debt of $3.7 million to third parties. The repayment of debt was additional consideration as part of the acquisition. The Arizona Convertible Note was converted into 3,715,038 Subordinate Voting Shares following the completion of the Business Combination.

From May 2018 until completion of the Business Combination, Curaleaf, Inc. completed a number of unsecured private placement bridge financings with an affiliate of Mr. Boris Jordan, the control person and the Executive Chairman of the Company, for aggregate proceeds of $14.3 million, in each case, with a maturity date of November 4, 2018 at an interest rate of 11% per annum. The proceeds from the financings were used for working capital and capital expenditures, and were repaid in full as of December 31, 2018.

On June 7, 2018, Curaleaf, Inc. completed an unsecured private placement bridge financing of $6 million with Cetus Investments Limited ("Cetus") with a maturity date of December 7, 2018, at a rate of 11% per annum. The proceeds from the financing were used for working capital and capital expenditures. The total amount of the financing was repaid in full as of December 31, 2018.

In August 2018, Curaleaf, Inc. issued an aggregate amount of $85 million of 15% senior secured debt due August 23, 2021 (the "Cetus Senior Debt") to Cetus. The Cetus Senior Debt was repaid in full as of December 20, 2019.

In January 2017, the Company's subsidiary, PalliaTech Florida, acquired 49% voting and 70% economic interest in Modern Health Concepts ("MHC") for consideration of $28 million paid in cash, and following approval of the Florida Department of Health, PalliaTech Florida's interest in MHC converted into 70% voting and economic interest in MHC. PalliaTech Florida is owned 75% by the Company and 25% by third parties (the "Remaining Florida Minority Holders"). In accordance with its operating agreement, PalliaTech Florida was formed to invest up to $50 million in MHC, including the initial consideration paid by PalliaTech Florida to acquire 70% of its membership interests. The operating agreement further provides that PalliaTech Florida is to be financed entirely by loans from its members bearing interest at 14% per annum. The Remaining Florida Minority Holders are required to contribute 5% of this debt financing. The members of PalliaTech Florida have contributed the full investment amount of $50 million provided for in the operating agreement. In September 2018, the Company entered into an agreement with the former minority owner of Curaleaf Florida to acquire such minority owner's remaining interest (equal to 30% of the membership interests), for total consideration of $55 million, $25 million of which was payable in cash and $30 million of which was payable through the issuance of 3,417,379 Subordinate Voting Shares. The transaction closed immediately following completion of the Business Combination.

In November 2018, the Company acquired Thunderbird III Partners, LLC, a cannabis dispensary operating pursuant to a management services agreement with Catalina Hills Botanica Center, LLC, d/b/a Midtown Roots ("MTR"), a non-profit entity holding a vertical medical marijuana license issued by the Arizona Department of Health Services ("MTR Acquisition"). Total consideration consisted of $7 million in cash and $1.9 million which was settled through the issuance 341,737 Subordinate Voting Shares.

Also in October 2018, the Business Combination, as further described under "Corporate Structure — Incorporation and Office", was completed.

CURALEAF HOLDINGS, INC.	2020 ANNUAL INFORMATION FORM - 16

In December 2018, the Company commenced a normal course issuer bid ("NCIB") to expend up to an aggregate of $50 million on the purchase of Subordinate Voting Shares. The actual number of Subordinate Voting Shares that was available to be purchased under the NCIB and the exact timing of any such purchases was subject to determination by the Company. Pursuant to the NCIB, the Company was allowed to purchase Subordinate Voting Shares through the facilities of the CSE and/or alternative trading systems, from time to time over the 12-month period ended December 12, 2019, which purchases did not exceed 5% of the issued and outstanding Subordinate Voting Shares in the aggregate. All Subordinate Voting Shares purchased by the Company under the NCIB were cancelled. At the expiration of the NCIB, the Company did not renew the NCIB.

BUSINESS OF THE COMPANY

About Curaleaf

Curaleaf is a leading U.S. provider of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select and Grassroots, provide industry-leading services, product selection and accessibility across the medical and adult-use markets. Headquartered in Wakefield, Massachusetts, the Company operates in 23 States, and, as of December 31, 2020, operated 96 dispensaries, 23 cultivation sites, with total cultivation capacity of approximately 1.8 million square feet, and 30 processing sites with a focus on highly populated, limited license states, including New York, New Jersey, Florida, Illinois, Pennsylvania and Massachusetts. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty.

The Company was an early entrant into the U.S. state-legal cannabis industry, which is one of the fastest growing industries in the U.S.. Formed in 2010, the Company began as a medical device company, and was the first to develop and patent a medical cannabis vaporizing unit capable of delivering single metered doses of cannabis medicine to patients (see “Business of the Company - Intellectual Property”). Curaleaf entered the cannabis business in 2011 as the operator of Compassionate Sciences ATC, one of the original six vertically-integrated medical cannabis license holders in the State of New Jersey.

Currently, the Company is a diversified holding company dedicated to delivering market-leading products and services while building trusted national brands within the legal cannabis industry. Through its team of physicians, pharmacists, medical experts and industry innovators, the Company has developed a portfolio of branded cannabis-based therapeutic offerings in multiple formats and a strategic network of branded retail dispensaries.

The Company is operated by an executive team that has significant experience in the cannabis industry and a robust operational and acquisition track-record as to all facets of the Company’s operations, which has executed its business plan to rapidly scale its business.

The Company's Subordinate Voting Shares are listed on the CSE under the symbol "CURA" and on the OTCQX under the symbol "CURLF".

In order to achieve its strategy, the Company has completed several acquisitions since its formation. The Company expects to continue to actively pursue other acquisition, disposition and investment opportunities in the future.

Operating Segments

The Company currently operates in two segments:

•     Cannabis Operations (including hemp). The Company engages in the production and sale of cannabis, including hemp, via retail and wholesale channels. As of December 31, 2020, the Company operates 96 retail dispensaries in 18 states, as well as 23 cultivation sites in 16 states, and 30 processing sites in 22 states which sell cannabis through wholesale channels.

•     Non-Cannabis Operations. The Company provides professional services including cultivation, processing and retail know-how and back office administration, intellectual property licensing, real estate leasing services and lending facilities to medical and adult-use cannabis licensees under management service agreements. The Company provides services to two integrated cannabis licensees in Maine. The management fee income for services rendered to these licensees eliminates upon consolidation due to obtaining operational control and substantially all economic benefits of the entities holding the licenses as a result of changes in Maine state regulations

CURALEAF HOLDINGS, INC.	2020 ANNUAL INFORMATION FORM - 17

As of December 31, 2020, the Company derives 100% of its revenues from the cannabis industry in certain U.S. states, which industry is illegal under U.S. Federal Law. As of December 31, 2020, 100% of the Company’s operations are in the United States. The Company is directly involved (through its subsidiaries) in both the adult-use and medical cannabis industry in the States of Arizona, Arkansas, California, Colorado, Connecticut, Florida, Illinois, Kentucky, Maine, Maryland, Massachusetts, Michigan, Nevada, New Jersey, New York, North Dakota, Ohio, Oregon, Pennsylvania, Utah and Vermont, as permitted within such states under applicable state law which states have regulated such industries, and has partnered with an accredited medical school and obtained a "clinical registrant" license in Pennsylvania.

As of December 31, 2020, the Company operates in the United States as more specifically described in the below table. For further details on the Company's operations in the United States, see the "United States Regulatory Overview" section of this AIF.

		Curaleaf Operations Overview(1)
		Dispensaries		Production(2)		Cultivation
		Licensed	Operating	Processing	Cultivation	Facility SF
1	Arizona	9	8	Y	Y	119 424
2	Arkansas	1	1
3	California			Y	Y	190 000
4	Colorado			Y
5	Connecticut	4	4	Y	Y	60 000
6	Florida(3)	45	33	Y	Y	352 200
7	Illinois(4)	10	9	Y	Y	70 000
8	Kentucky(5)			Y
9	Maine(6)	4	2	Y	Y	43 070
10	Maryland	4	4	Y	Y	22 000
11	Massachusetts(7)	4	4	Y	Y	157 000
12	Michigan	4	4	Y
13	Missouri(8)			Y
14	Nevada(9)	3	3	Y	Y	278 800
15	New Jersey	3	1	Y	Y	153 150
16	New York	4	4	Y	Y	72 000
17	North Dakota	4	4	Y	Y	33 000
18	Ohio(10)	2	2	Y	Y	32 000
19	Oklahoma(11)			Y
20	Oregon	1	1	Y	Y	37 000
21	Pennsylvania(12)	18	9	Y	Y	75 000
22	Utah	1	1	Y
23	Vermont	4	2	Y	Y	13 000
	Total	125	96	22	16	1 757 644

Notes:

(1) Licensed operations of the Company's subsidiaries that are consolidated based on ownership, management agreement or similar contractual relationships.

(2) The Company has multiple production licenses and/or facilities in certain states. The above table sets out the number of states in which the Company currently holds operational licenses. In total, the Company has 30 processing sites and 23 cultivation sites.

(3) Caps on the number of dispensaries one company can open in Florida expired in April 2020. As such, the 45 Florida licensed dispensaries listed in this table only includes the number of locations Curaleaf has secured or is actively pursuing as of December 31, 2020.

(4) In Illinois, the Company was as of December 31, 2020 awaiting regulatory approval to acquire five dispensary licenses, which permit the holder to open up to ten total dispensaries, nine of which are currently operational. The Company took ownership of these dispensaries as of April 1, 2021 after receipt of regulatory approval.

(5) Kentucky has not legalized medical cannabis, but does permit hemp cultivation and processing. In Kentucky, the Company holds a hemp processor/handler license issued by the Kentucky Department of Agriculture and operates out of a 74,000 square foot facility.

(6) The Company's two adult-use dispensaries have received local approval for their locations and their state license application are pending regulatory approval.

(7) Of the four licensed dispensaries in Massachusetts, one is medical only and one is adult use only.

(8) While the Company, its subsidiaries, or affiliates, may have rights to certain dispensary licenses in Missouri, these are not included above since the Company, its subsidiaries, or affiliates do not intend to operationalize these licenses. The processing license held by the Company in Missouri is currently non-operational.

CURALEAF HOLDINGS, INC.	2020 ANNUAL INFORMATION FORM - 18

(9) Nevada licensed dispensary count excludes rights held by a Grassroots subsidiary to acquire certain dispensary licenses in the state. These licenses are excluded since the Company has not realized these rights at this time.

(10) Acquisition of the Ohio dispensaries is subject to receipt of regulatory approval.

(11) Oklahoma operations exclude certain dispensary licenses held by an affiliate of Grassroots, none of which are operational as of December 31, 2020. These licenses are not included above since the Company intends to close the one operational location and does not intend to operationalize the remaining licenses.

(12) Pennsylvania licenses are held by separate subsidiaries of the Company and not directly by the Company.

Principal Products and Services

The Company, through its subsidiaries and affiliates, operates in highly regulated markets that require expertise in cultivation, manufacturing, retail operations and logistics. The Company leverages its extensive research and development capabilities to assist its state-licensed entities to manufacture cannabis products in multiple formats with the highest standards for safety, effectiveness, consistent quality and customer care. Currently, the Company’s subsidiary entities cultivate, process, market and/or dispense a wide-range of permitted cannabis products across its operating markets, including: flower, pre-rolls and flower pods, dry-herb vaporizer cartridges, concentrates for vaporizing such as pre-filled vaporizer cartridges and disposable vaporizer pens, concentrates for dabbing such as distillate droppers, mints, topical balms and lotions, tinctures, lozenges, capsules and edibles.

In most of the Company's markets, its licensed entities are vertically integrated, meaning the entire supply chain is managed from seed to sale, cultivating cannabis flower, processing the flower into manufactured products, and selling the product to registered patients and/or legal adult-use consumers. In most states in which its licensed entities operate, products are sold under the Curaleaf and Select brands, and in Curaleaf dispensaries. The Company is committed to be the industry's leading resource in education and advancement through research and advocacy, and is focused on developing a trusted, national brand.

The Company believes that it has developed the in-house resources to maintain best practices in cannabis cultivation, processing and dispensing and is dedicated to staying at the forefront of technology in the industry. The Company continues to invest strategically in infrastructure to ensure low overall production costs and to stay nimble in its ability to adapt its product mix to the rapidly developing cannabis market. The Company intends to use its footprint to share know-how and technology throughout its operations and spread out development costs.

•     Cultivation: The Company has grown over 266 strains of cannabis, which it has extensively tested and characterized for yield, cannabinoid content and patient response. Additionally, Company’s state-licensed entities cultivate cannabis using a variety of methods, including greenhouse, outdoor, indoor, and two-tier indoor cultivation.

•     Extraction and Purification: The Company uses proprietary processes for cannabis and terpene purification, including "cold process" terpene purification. The Company believes it is an industry leader in achieving the desired composition of cannabinoids and terpenes in its finished products through processing and purification, enabling it to respond to trends in medical product formulation.

•     Formulation and Quality Control: The Company's processing facilities produce across the range of solid, liquid and inhaled products utilizing its vast in-house knowledge and experience. By combining expert cultivation, manufacturing and analytical laboratory operations, the Company believes that it has developed a complete in-house quality assurance and quality control program. In-house quality assurance enables rapid product development cycles and production of higher quality consumer products.

Research and Development

Curaleaf's research and development activities primarily focus on optimizing cultivation and manufacturing techniques, and developing new manufactured products.

The Company collects data on the number of grams of cannabis flower produced per watt of light, per square foot, and per plant. This allows cultivators to gain insights on optimal cultivation methods by adjusting certain variables such as cannabis strain variety and plant spacing. The Company’s cultivators also institute pest management techniques in facilities and document successes and failures, sharing this knowledge across its cultivation operations.

CURALEAF HOLDINGS, INC.	2020 ANNUAL INFORMATION FORM - 19

The Company also researches new methods of cannabis extraction for the development of new manufactured products. The Company's research and development activities operate on an on-going basis as the Company continually seeks to improve current methods for its licensed businesses.

Production and Sales

As of December 31, 2020, Curaleaf has 23 cultivation facilities totaling approximately 1.8 million square feet. Its current annual production capacity is estimated at over 220,000 pounds of dry flower.

As of December 31, 2020, Curaleaf had 30 processing facilities. Each new manufacturing suite is built to cGMP specifications and employs advanced nutritional and pharmaceutical formulations technology for the most optimal delivery methods. These facilities adhere to FDA guidelines and current good manufacturing principles. Each Curaleaf production facility (cultivation and processing) primarily focuses on the commercialization of cannabis products, with a strict focus on quality control and patient care. Illustrating this commitment, Curaleaf's Florida operations were the first in the cannabis industry to receive the Safe Quality Food certification under the Global Food Safety Initiative.

Curaleaf's primary method of sales currently occur in its brick-and-mortar dispensaries across the U.S. However, the Company also offers home delivery services across the States of Arizona, Florida, Nevada and New York, in compliance with all State regulations. Also in Florida, the Company offers drive-thru service at two of its dispensaries. In multiple States, the Company offers customers the option to order online to pick-up in store. Curaleaf aims to expand its e-commerce operations and delivery operations, where permitted, to offer convenient access for its customers and meet the demands of an evolving retail landscape.

Seasonality

The Company's business and operations do not experience marked seasonality. However, in certain regions (especially the west coast of the United States), the cannabis industry can be subject to seasonality in some states that allow home grow. Because homegrown plants are typically harvested in the late summer or early fall, there can be some deceleration in retail and wholesale sales trends during these months as these private supplies are consumed.

Intellectual Property

Curaleaf has developed multiple proprietary product formats, technologies and processes to ensure the high quality of its premium cannabis products. These proprietary technologies and processes include its cultivation and extraction techniques, product formulations and cannabis delivery and monitoring systems. While actively determining and pursuing the patentability of these processes and materials, Curaleaf ensures confidentiality through the use of non-disclosure and/confidentiality agreements.

Curaleaf has spent considerable time and resources to establish a premium and recognizable brand amongst consumers and retailers in the cannabis industry. As of December 31, 2020, Curaleaf has 1 federally registered patents with the United States Patent and Trademark Office ("USPTO"). Additionally, as of December 31, 2020, 46 trademarks were currently filed and pending approval with the USPTO, and Curaleaf is actively pursuing the filing of additional trademarks. All patent and trademarks are further described below.

In addition to its patent and pending trademarks, Curaleaf owned, as of December 31, 2020, numerous website domains, including www.curaleaf.com, as well as numerous social media accounts across all major platforms.

Curaleaf maintains an in-house legal team, as well as engages outside legal counsel, to actively monitor and identify potential infringements on its intellectual property.

CURALEAF HOLDINGS, INC.	2020 ANNUAL INFORMATION FORM - 20

Patents

As of December 31, 2020, Curaleaf has 1 federally registered patents with the USPTO:

	Filing Date	Patent Number	Description
1.	7/20/2012	8910630	Cannabis drug delivery and monitoring system

Trademarks

Additionally, as of December 31, 2020, Curaleaf had 46 pending trademarks with the USPTO, all pertaining to use of the Curaleaf brands and related goods associated with the Curaleaf brands and/or names.

	Filing Date	Serial Number	Word Mark	Trademark
1.	6/25/2018	88013026	CURALEAF
2.	8/7/2018	88068377	CURALEAF
3.	8/27/2018	88093822	CURALEAF
4.	9/17/2018	88120354	CURALEAF
5.	9/18/2018	88121665	CURALEAF
6.	10/9/2018	88148369	CURALEAF
7.	10/9/2018	88148362	CURALEAF
8.	10/9/2018	88148295	CURALEAF
9.	10/9/2018	88148333	CURALEAF
10.	11/28/2018	88208488	UKU
11.	11/28/2018	88208490	UKU

CURALEAF HOLDINGS, INC.	2020 ANNUAL INFORMATION FORM - 21

	Filing Date	Serial Number	Word Mark	Trademark
12.	11/28/2018	88208497	UKU
13.	11/28/2018	88208522	UKU
14.	11/28/2018	88208515	UKU
15.	11/28/2018	88208506	UKU
16.	11/28/2018	88208463	UKU
17.	12/20/2018	87825460	S SELECT
18.	12/20/2018	87825463	S
19.	12/20/2018	87825466	SELECT
20.	1/8/2019	88253131	BIDO
21.	3/6/2019	88327600	CURACHEWS
22.	3/13/2019	88338635	S SELECT
23.	3/13/2019	88338643	S
24.	3/14/2019	88339818	BELIEVE IN CAN
25.	3/22/2019	88351987	DREAM IN GREEN
26.	3/22/2019	88351992	HERBOLOGY
27.	3/22/2019	88979255	HERBOLOGY
28.	3/22/2019	88979353	DREAM IN GREEN

CURALEAF HOLDINGS, INC.	2020 ANNUAL INFORMATION FORM - 22

	Filing Date	Serial Number	Word Mark	Trademark
29.	3/29/2019	88363388	LIVE DEEPLY
30.	3/29/2019	88979002	LIVE DEEPLY
31.	4/8/2019	88376366	SELECT BETTER
32.	6/27/2019	88490971	GRASSROOTS
33.	6/27/2019	88978174	GRASSROOTS
34.	7/15/2019	88514467	WELCOME TO BETTER
35.	7/30/2019	88549790	SELECT BETTER
36.	10/2/2019	88639558	SOULEAF
37.	10/2/2019	88639611	SOULEAF
38.	10/2/2019	88639650	SOULEAF
39.	10/2/2019	88639670	SOULEAF
40.	12/12/2019	88725076	CANNABIS WITH CONFIDENCE
41.	6/5/2020	88950710	HERBOLOGY
42.	6/5/2020	88950721	HERBOLOGY
43.	6/5/2020	88950724	HERBOLOGY
44.	6/5/2020	88950726	HERBOLOGY
45.	6/5/2020	88950727	HERBOLOGY

CURALEAF HOLDINGS, INC.	2020 ANNUAL INFORMATION FORM - 23

	Filing Date	Serial Number	Word Mark	Trademark
46.	6/5/2020	88950730	HERBOLOGY

Curaleaf also has a registered trademark in the State of Connecticut (Connecticut registration number 3946987 filed September 22, 2017) for retail use of the Curaleaf brand for marketing purposes and related goods and services.

All federal registered trademarks in the U.S. described above are subject to renewal ten (10) years from the date of registration and the Connecticut trademark described above is subject to renewal five (5) years from the date of registration.

Competitive Conditions

The cannabis industry is highly competitive. The Company competes on quality, price, brand recognition, and distribution strength. Our cannabis products compete with other products for consumer purchases, as well as shelf space in retail dispensaries and wholesaler attention. The Company competes with numerous cannabis producing companies with various business models, from small family-owned operations to multi-billion dollar market capitalized multi-state operators. In certain markets, such as California, there are also a number of illegally operating dispensaries, which serve as competition as well.

The Company maintains an operational footprint of primarily limited-license States, with natural high barriers to entry and limited market participants. The majority of the markets in which the Company operates have formal regulations limiting the number of cannabis licenses that will be awarded, helping to ensure the Company's market share is protected in these limited-market States under the current regulatory framework.

As cannabis remains federally illegal in the U.S., businesses seeking to enter the industry face additional challenges when accessing capital. Presently, there exists no reliable source of U.S. bank lending or equity capital available to fund operations in the U.S. cannabis sector. Nevertheless, the Company is well-capitalized, and management believes that the level of expertise and significant capital investment required to operate a large-scale, vertically-integrated cannabis operation make it difficult and inefficient for smaller cannabis operators to enter this sector of the market. Due to the rapid growth of the cannabis industry in the U.S., management acknowledges that the Company will face competition from other companies accessing equity capital markets in the sector.

Foreign Operations

As of December 31, 2020, the Company conducts business exclusively in the U.S, except for immaterial wholesale of hemp-based CBD products to South America. See "United States Regulatory Overview".

In April 2021, the Company completed the acquisition of EMMAC, the largest vertically integrated independent cannabis company in Europe, and entered key European medical cannabis markets, including in the United Kingdom, Germany, Italy, Spain and Malta.

Refer to "Risk Factors – European Operations" for additional details regarding the risk associated with the Company’s new European operations.

Compliance and Monitoring

As of December 31, 2020, the Company believes that each of its licensed operating entities (a) holds all applicable licenses to cultivate, manufacture, process, and/or distribute cannabis in its respective State, and (b) is in good standing and in material compliance with its respective State's cannabis regulatory program. The Company is in material compliance with its obligations under State law related to its cannabis cultivation, processing and dispensary licenses, other than minor violations that would not reasonably result in a material fine, suspension or revocation of any relevant license.

The Company uses reasonable commercial efforts to ensure that its business is in material compliance with laws and applicable licensing requirements and engages in the regulatory and legislative process nationally and in every State it operates through the Company's compliance department, government relations department, outside government relations consultants, cannabis industry groups and legal counsel.

CURALEAF HOLDINGS, INC.	2020 ANNUAL INFORMATION FORM - 24

The compliance department consists of Chief Compliance Officer (“CCO”) Jim Shorris, Vice President Keisha Brice and local compliance officers in our subsidiaries. Compliance officers in each operating subsidiary are charged with knowing the local regulatory process and monitoring developments with their governing bodies. Each compliance officer regularly reports regulatory developments and ongoing developments to the Company's CCO and VP of Compliance, through written and oral communications and are charged with the creation and implementation of plans regarding all regulatory developments. The CCO and VP of Compliance work with external legal advisors in the states in which the Company operates to ensure that the Company is in on-going compliance with applicable state laws.

The government relations department, consisting of Senior Vice President, Ed Conklin, and Vice Presidents Matt Harrell and Don Williams, work closely with Curaleaf management to develop relationships with local and State regulators, industry groups, and elected officials in order to effectively monitor and engage in the regulatory and legislative processes. The Company's Government Relations Department develops strategies, engages legislative consultant's, directly lobbies and works with third party groups to protect the Company's right to operate and to advocate for legislation, regulations and oversight under which it can be successful.

Although the Company believes that its business activities are materially compliant with applicable and state and local laws of the United States, strict compliance with State and local laws with respect to cannabis may neither absolve the Company of liability under United States federal law nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company. The Company derives 100% of its revenues from the cannabis industry in certain States, which industry is illegal under United States federal law. Even where the Company’s cannabis-related activities are compliant with applicable State and local law, such activities remain illegal under United States federal law. The enforcement of relevant federal laws is a significant risk. See “Risk Factors”.

United States Customs and Border Protection ("CBP") enforces the laws of the United States. Crossing the border while in violation of the CSA and other related United States federal laws may result in denied admission, seizures, fines, and apprehension. CBP officers administer the United States Immigration and Nationality Act to determine the admissibility of travelers who are non-U.S. citizens into the United States. An investment in the Company, if it became known to CBP, could have an impact on a non-U.S. citizen’s admissibility into the United States and could lead to a lifetime ban on admission. Medical cannabis has been protected against enforcement by enacted legislation from the United States Congress in the form of the Rohrabacher-Farr Amendment (as defined herein), which prevents federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the state level, subject to the United States Congress restoring such funding. This amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. Subsequent to the issuance of Sessions Memo (as defined herein), the United States Congress passed its omnibus appropriations bill, SJ 1662, which for the fourth consecutive year contained the Rohrabacher-Farr Amendment (as defined herein) language and continued the protections for the medical cannabis marketplace and its lawful participants from interference by the Department of Justice ("DOJ"). The Rohrabacher-Farr Amendment again was included in the Consolidated Appropriations Act of 2019, which was signed by former President Trump on February 14, 2019 and funded the departments of the federal government through the fiscal year ended September 30, 2019 and was similarly renewed again on November 21, 2019.  The fiscal year 2020 omnibus spending bill was ultimately passed on December 20, 2019, making the Rohrabacher-Farr Amendment effective through September 30, 2020, and on October 1, 2020 the amendment was renewed through the signing of a stopgap spending billing, effective through December 11, 2020. Most recently, the Rohrabacher-Farr Amendment was included in the Consolidated Appropriations Act of 2021, which was signed by former President Trump on December 27, 2020 and funds the departments of the federal government through the fiscal year ending September 30, 2021. Notably, such amendments have always applied only to medical cannabis programs and have no effect on pursuit of recreational cannabis activities.

In addition to the above disclosure, please see "Risk Factors" for further risk factors associated with the operations of the Company and the Company.

Employees

As at December 31, 2020, the Company had 3,667 employees.

Specialized Skill and Knowledge

To remain a leader in its field, Curaleaf relies on a motivated and experienced team, focused on offering the highest-quality product, in accordance with the regulations in force. The Company employs a diverse group of people for their particular administrative, operational and financial expertise, as well as numerous industry professionals with in-depth knowledge of the cultivation and growing of wellness and medical marijuana.

CURALEAF HOLDINGS, INC.	2020 ANNUAL INFORMATION FORM - 25

UNITED STATES REGULATORY OVERVIEW

In accordance with the Canadian Securities Administrators Staff Notice 51-352 (Revised) dated February 8, 2018 – Issuers with U.S. Marijuana-Related Activities ("Staff Notice 51-352"), below is a discussion of the federal and State-level U.S. regulatory regimes in those jurisdictions where the Company is currently directly involved, through its subsidiaries, in the cannabis industry. Curaleaf is directly engaged in the manufacture, possession, sale or distribution of cannabis in the adult-use and/or medical industries in the states of Arizona, Arkansas, California, Colorado, Connecticut, Florida, Illinois, Kentucky, Maine, Maryland, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Utah and Vermont.

In accordance with Staff Notice 51-352, the Company evaluates, monitors and reassesses this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on the Company's license, business activities or operations will be promptly disclosed by the Company.

Regulation of Cannabis in the United States Federally

The United States federal government regulates drugs through the federal Controlled Substances Act (21 U.S.C. § 811) (the "CSA"), which places controlled substances, including cannabis, in one of five different schedules. Cannabis, except hemp, is classified as a Schedule I drug. As a Schedule I drug, the federal Drug Enforcement Agency considers cannabis to have a high potential for abuse, no currently accepted medical use in treatment in the United States, and a lack of accepted safety for use of the drug under medical supervision1. The classification of cannabis as a Schedule I drug is inconsistent with what the Company believes to be many valuable medical uses for cannabis accepted by physicians, researchers, patients, and others. As evidence of this, the FDA on June 25, 2018 approved Epidiolex (CBD) oral solution with an active ingredient derived from the cannabis plant for the treatment of seizures associated with two rare and severe forms of epilepsy, Lennox-Gastaut syndrome and Dravet syndrome, in patients two years of age and older. This is the first FDA-approved drug that contains a purified drug substance derived from the cannabis plant. In this case, the substance is CBD, a chemical component of cannabis that does not contain the intoxication properties of THC, the primary psychoactive component of cannabis. The Company believes the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of cannabis or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties, and can be safely administered2.

The federal position is also not necessarily consistent with democratic approval of cannabis at the state government level in the United States. Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of cannabis under the Cannabis Act, S.C. 2018, c. 16, (Canada) and the Cannabis for Medical Purposes Regulations, cannabis is largely regulated at the state level in the United States. State laws regulating cannabis conflict with the CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the United States authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts. Although the Company’s activities are compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under United States federal law nor provide a defense to federal criminal charges that may be brought against the Company. The Supremacy Clause of the United States Constitution establishes that the United States Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and State law, federal law shall apply.

1        21 U.S.C. 812(b)(1).

2        See Lachenmeier, DW & Rehm, J. (2015). Comparative risk assessment of alcohol, tobacco, cannabis and other illicit drugs using the margin of exposure approach. Scientific Reports, 5, 8126. doi: 10.1038/srep08126; Thomas, G & Davis, C. (2009). Cannabis, Tobacco and Alcohol Use in Canada: Comparing risks of harm and costs to society. Visions Journal, 5. Retrieved from http://www.heretohelp.bc.ca/sites/default/files/visions_cannabis.pdf; Jacobus et al. (2009). White matter integrity in adolescents with histories of marijuana use and binge drinking. Neurotoxicology and Teratology, 31, 349-355. https://doi.org/10.1016/j.ntt.2009.07.006; Could smoking pot cut risk of head, neck cancer? (2009 August 25). Retrieved from https://www.reuters.com/article/us-smoking-pot/could-smoking-pot-cut-risk-of-head-neck-cancer-idUSTRE57O5DC20090825; Watson, SJ, Benson JA Jr. & Joy, JE. (2000). Marijuana and medicine: assessing the science base: a summary of the 1999 Institute of Medicine report. Arch Gen Psychiatry Review, 57, 547-552. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/10839332; Hoaken, Peter N.S. & Stewart, Sherry H. (2003). Drugs of abuse and the elicitation of human aggressive behavior. Addictive Behaviours, 28, 1533-1554. Retrieved from http://www.ukcia.org/research/AgressiveBehavior.pdf; and Fals-Steward, W., Golden, J. & Schumacher, JA. (2003). Intimate partner violence and substance use: a longitudinal day-to-day examination. Addictive Behaviors, 28, 1555-1574. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/14656545.

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Nonetheless, 39 U.S. states, the District of Columbia, and the territories of Puerto Rico, the U.S. Virgin Islands, Guam, and the Northern Mariana Islands have legalized some form cannabis for medical use, while 18 states and the District of Columbia have legalized the adult use of cannabis for recreational purposes. As more and more states legalized medical and/or adult-use marijuana, the federal government attempted to provide clarity on the incongruity between federal prohibition under the CSA and these State-legal regulatory frameworks. Notwithstanding the foregoing, marijuana remains illegal under U.S. federal law, with marijuana listed as a Schedule I drug under the CSA. Until 2018, the federal government provided guidance to federal law enforcement agencies and banking institutions through a series of United States DOJ memoranda. The most recent such memorandum was drafted by former Deputy Attorney General James Cole on August 29, 2013 (the "Cole Memorandum")3.

The Cole Memorandum offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding cannabis in all states, and acknowledged that, notwithstanding the designation of cannabis as a Schedule I controlled substance at the federal level, several states have enacted laws authorizing the use of cannabis. The Cole Memorandum also noted that jurisdictions that have enacted laws legalizing cannabis in some form have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level.

In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the DOJ should be focused on addressing only the most significant threats related to cannabis.The Cole Memorandum put forth eight prosecution priorities:

1.    Preventing the distribution of marijuana to minors;

2.    Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs and cartels;

3.    Preventing the diversion of marijuana from states where it is legal under State law in some form to other states;

4.    Preventing the State-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

5.    Preventing the violence and the use of firearms in the cultivation and distribution of marijuana;

6.    Preventing drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;

7.    Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and

8.    Preventing marijuana possession or use on federal property.

The Cole Memorandum was seen by many State-legal marijuana companies as a safe harbor – albeit an imperfect one – for their licensed operations that were conducted in full compliance with all applicable State and local regulations.

On January 4, 2018, former United States Attorney General Jeff Sessions rescinded the Cole Memorandum by issuing a new memorandum to all United States Attorneys (the "Sessions Memo"). Rather than establish national enforcement priorities particular to marijuana-related crimes in jurisdictions where certain marijuana activity was legal under State law, the Sessions Memo instructs that "[i]n deciding which marijuana activities to prosecute... with the [DOJ's] finite resources, prosecutors should follow the well-established principles that govern all federal prosecutions." Namely, these include the seriousness of the offense, history of criminal activity, deterrent effect of prosecution, the interests of victims, and other principles.

In the absence of a uniform federal policy, as had been established by the Cole Memorandum, numerous United States Attorneys with State-legal marijuana programs within their jurisdictions have announced enforcement priorities for their respective offices. For instance, Andrew Lelling, United States Attorney for the District of Massachusetts, stated that while his office would not immunize any businesses from federal prosecution, he anticipated focusing the office's marijuana enforcement efforts on: (1) overproduction; (2) targeted sales to minors; and (3) organized crime and interstate transportation of drug proceeds. Other United States

3         See James M. Cole, Memorandum for All United States Attorneys (Aug. 29, 2013), available at https://www.justice.gov/iso/opa/resources/3052013829132756857467.pdf

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attorneys provided less assurance, promising to enforce federal law, including the CSA in appropriate circumstances. One of those United State Attorneys, Greg Scott, the Interim U.S. Attorney for the Eastern District of California, has a history of prosecuting medical cannabis activity: his office published a statement that cannabis remains illegal under federal law, and that his office would “evaluate violations of those laws in accordance with our district’s federal law enforcement priorities and resources”.

Former United States Attorney General Sessions resigned on November 7, 2018 and was replaced by William Barr on February 14, 2019. On December 14, 2020, former President Trump announced that Mr. Barr would be resigning from his post as Attorney General, effective December 23, 2020. Merrick Garland, President Biden’s nominee to succeed Mr. Barr, has served as the current attorney since March 2021. It is unclear what specific impact the new Biden administration will have on U.S. federal government enforcement policy. There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law.

The Company believes it is too soon to determine if any prosecutorial policy at the federal level will be forthcoming in the absence of the Cole Memorandum, or if the Biden administration will reinstitute the Cole Memorandum or a similar guidance document for United States attorneys or by executive order. The sheer size of the cannabis industry, in addition to various level of legalization at the State and local governments, suggests that a largescale enforcement operation would possibly create unwanted political backlash for the DOJ and the new administration. Moreover, State and local tax revenues generated by the cannabis business is an increasingly important source of funding for State and local government programs.

As an industry best practice, despite the rescission of the Cole Memorandum, the Company abides by the following standard operating policies and procedures to ensure compliance with the guidance provided by the Cole Memorandum:

1.    Ensure that its operations are compliant with all licensing requirements as established by the applicable State, county, municipality, town, township, borough, and other political/administrative divisions;

2.    Ensure that its cannabis related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);

3.    Implement policies and procedures to ensure that cannabis products are not distributed to minors;

4.    Implement policies and procedures to ensure that funds are not distributed to criminal enterprises, gangs or cartels;

5.    Implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states where cannabis is not permitted by State law, or across any State lines in general;

6.    Ensure that its State-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti-money laundering statutes; and

7.    Ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

In addition, the Company conducts background checks to ensure that the principals and management of its operating subsidiaries are of good character, have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in cultivation, manufacturing or distribution of cannabis. The Company will also conduct ongoing reviews of the activities of its cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of the licensed premises, including the cases where such possession is permitted by regulation. See "Risk Factors".

Although the Cole Memorandum has been rescinded, one legislative safeguard for the medical cannabis industry remains in place: Congress has passed a so-called "rider" provision in the FY 2015, 2016, 2017, 2018, 2019, 2020 and 2021 Consolidated Appropriations Acts to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The rider is known as the "Rohrabacher-Farr" Amendment after its original lead sponsors (it is also sometimes referred to as the "Rohrabacher-Blumenauer" or "Joyce-Leahy" amendment, but it is referred to in this Annual Information Form as "Rohrabacher-Farr Amendment"). Most recently, the Rohrabacher-

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Farr Amendment was included in the Consolidated Appropriations Act of 2021, which was signed by former President Trump on December 27, 2020 and funds the departments of the federal government through the fiscal year ended September 30, 2021.

There is a growing consensus among cannabis businesses and numerous members of Congress that guidance is not law and temporary legislative riders, such as the Rohrabacher-Farr Amendment, are an inappropriate way to protect lawful medical cannabis businesses. Numerous bills have been introduced in Congress in recent years to decriminalize aspects of state-legal cannabis trades. For example, for fiscal year 2019, the strategy amongst the bipartisan Congressional Marijuana Working Group in Congress, was to introduce numerous cannabis-related appropriations amendments in the Appropriations Committee in both the House and Senate, similar to the strategy employed in fiscal year 2018. The amendments included protections for cannabis-related businesses in states with medical and adult-use cannabis laws, as well as protections for financial institutions that provide banking services to state-legal cannabis businesses. The Company also has observed that each year more congressmen and congresswomen sign on and cosponsor cannabis legalization bills. These include the CARERS Act, REFER Act and others. In light of all this, it is anticipated that the federal government will eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation, production and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco. Given current political trends, however, the Company considers these developments unlikely in the near-term.

For the time being, cannabis remains a Schedule I controlled substance at the federal level, and neither the Cole Memorandum nor its rescission nor the continued passage of the Rohrabacher-Farr Amendment has altered that fact. The federal government of the United States has always reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use cannabis, even if state law sanctions such sale and disbursement. If the United States federal government begins to enforce United States federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects could be materially adversely affected.

Additionally, under United States federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. Due to the CSA categorization of marijuana as a Schedule I drug, federal law makes it illegal for financial institutions that depend on the Federal Reserve's money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the United States Bank Secrecy Act. Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be charged with money laundering or conspiracy.

On September 26, 2019, the U.S. House of Representatives passed the Secure and Fair Enforcement Banking Act of 2019 (commonly known as the "SAFE Banking Act"), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. On May 11, 2020, the U.S. House of Representatives introduced the Health and Economic Recovery Omnibus Emergency Solutions Act (the "HEROES Act"), an economic stimulus package which included the language of the SAFE Banking Act. On September 28, 2020, the House introduced a revised version of the HEROES Act, including the text of the SAFE Act for a second time. The revised bill was passed by the House of Representatives on October 1, 2020 before going to the Senate. On December 21, 2020, Congress reached a deal for a different $900 billion stimulus package. On April 19, 2021, the House again passed the SAFE Banking Act.  While Congress may consider legislation in the future that may address these issues, there can be no assurance of the content of any proposed legislation or that such legislation will ever be passed. The Company’s inability, or limitations on the Company's ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical and/or adult-use cannabis, in 2014, the Department of the Treasury's Financial Crimes Enforcement Network ("FinCEN") issued guidance to prosecutors of money laundering and other financial crimes (the "FinCEN Guidance") and notified banks that it would not seek enforcement of money laundering laws against banks that service cannabis companies operating under state law, provided that strict due diligence and reporting standards are met.

The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve cannabis-related businesses, so long as that business is legal in their state and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping cannabis away from children and out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to cannabis-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:

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1.    Verifying with the appropriate State authorities whether the business is duly licensed and registered;

2.    Reviewing the license application (and related documentation) submitted by the business for obtaining a State license to operate its marijuana-related business;

3.    Requesting from State licensing and enforcement authorities available information about the business and related parties;

4.    Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult use customers);

5.    Ongoing monitoring of publicly available sources for adverse information about the business and related parties;

6.    Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and

7.    Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.

With respect to information regarding State licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by State licensing authorities, where states make such information available.

Because most banks and other financial institutions are unwilling to provide any banking or financial services to cannabis businesses, these businesses can be forced into becoming "cash-only" businesses. While the FinCEN Guidance decreased some risk for banks and financial institutions considering serving the industry, in practice it has not increased banks' willingness to provide services to cannabis businesses, and most banks continue to decline to operate under the strict requirements provided under the FinCEN Guidance. This is because, as described above, the current law does not provide banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each cannabis business they accept as a customer.

The few state-chartered banks and/or credit unions that have agreed to work with cannabis businesses are limiting those accounts to small percentages of their total deposits to avoid creating a liquidity risk. Since, theoretically, the federal government could change the banking laws as it relates to cannabis businesses at any time and without notice, these credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from cannabis businesses in a single day, while also keeping sufficient liquid capital on hand to serve their other customers. Those state-chartered banks and credit unions that do have customers in the cannabis industry charge marijuana businesses high fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memorandum, however, the FinCEN Guidance from 2014 has not been rescinded.

The former Secretary of the U.S. Department of the Treasury, Stephen Mnuchin, publicly stated that he did not have a desire to rescind the FinCEN Guidance.4 The newly appointed Secretary of the Treasury, Janet Yellen, has not yet articulated an official Treasury Department position with regard to the FinCEN Guidance and thus as an industry best practice and consistent with its standard operating procedures, the Company adheres to all customer due diligence steps in the FinCEN Guidance.

In both Canada and the United States, transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions.

Another bill, the Marijuana Opportunity Reinvestment and Expungement Act (“MORE ACT”), would decriminalize and deschedule cannabis from the CSA, provide for reinvestment in certain persons adversely impacted by the "War on Drugs," and provide for expungement of certain cannabis offenses, among other things. On November 20, 2019 the U.S. House of Representatives Judiciary

4         Angell, Tom. (2018 February 6). Trump Treasury Secretary Wants Marijuana Money In Banks, available at https://www.forbes.com/sites/tomangell/2018/02/06/trump-treasury-secretary-wants-marijuana-money-in-banks/#2848046a3a53; see also Mnuchin: Treasury is reviewing cannabis policies. (2018 February 7), available at http://www.scotsmanguide.com/News/2018/02/Mnuchin--Treasury-is-reviewing-cannabis-policies/.

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Committee voted to advance the bill to the full House. Although the House of Representatives voted to pass the MORE Act on December 4, 2020, it failed to pass in the Senate prior to the end of the 2020 legislative session. There can be no assurance that it will be passed in its current form or at all.

An additional challenge to cannabis-related businesses is that the provisions of the Internal Revenue Code Section 280E are being applied by the IRS to businesses operating in the medical and adult-use cannabis industry. Section 280E prohibits businesses from deducting certain expenses associated with the trafficking of controlled substances within the meaning of Schedule I and II of the CSA. The IRS has applied Section 280E broadly in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws, seeking substantial sums in tax liabilities, interest and penalties resulting from under payment of taxes due to the lack of deductibility of otherwise ordinary business expenses the deduction of which is prohibited by Section 280E. Although the IRS issued a clarification allowing the deduction of certain expenses that can be categorized as cost of goods sold, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. Therefore, businesses in the state-legal cannabis industry may be less profitable than they would otherwise be.

On December 20, 2018, former President Trump signed the Agriculture Improvement Act of 2018, Pub. L. 115-334, (popularly known as the "2018 Farm Bill") into law. Under the 2018 Farm Bill, industrial and commercial hemp is no longer to be classified as a Schedule I controlled substance in the United States. Hemp includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers, which contain no more than 0.3% of delta-9-THC concentration by dry weight. The 2018 Farm Bill allows states to create regulatory programs allowing for the licensed cultivation of hemp and production of hemp-derived products. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines, provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture and otherwise meets the definition of hemp.

To date, three different hemp seed-derived ingredients have received generally recognized as safe ("GRAS") notices from the FDA: hulled hemp seed, hemp seed protein powder, and hemp seed oil. The hemp seed-derived ingredients that are the subject of these GRAS notices contain only trace amounts of THC and CBD, which the seeds may pick up during harvesting and processing when they are in contact with other parts of the plant. Aside from these three hemp seed ingredients, no other cannabis or cannabis-derived ingredients, including ingredients sourced from hemp, have been the subject of a food additive petition, an evaluated GRAS notification, or have otherwise been approved for use in food by FDA. The FDA's current stated position is that it is a prohibited act under the Federal Food, Drug, and Cosmetic Act to introduce into interstate commerce a food to which CBD or THC has been added, or to market a product containing these ingredients as a dietary supplement.

The results of the 2020 Presidential and Congressional elections may impact the likelihood of any legal developments regarding cannabis at the national level, including the passage of the SAFE Banking Act and the MORE Act, as well as potential executive action to clarify federal policy toward the industry, although it is uncertain whether and in what manner any such federal changes will occur. On a federal level, President Joseph R. Biden campaigned on a platform that included cannabis decriminalization. Democrats, who are generally more supportive of federal cannabis reform than Republicans, maintained their majority in the House of Representatives, although at a smaller margin than initially expected, and have gained sufficient seats in the Senate to achieve control.

On a state level, the November 2020 elections included multiple initiatives on state ballots regarding cannabis, all of which passed. In Arizona and New Jersey, two markets where the Company already has medical operations described herein, adult use cannabis ballot initiatives passed. Similarly, adult use passed in Montana, medical use passed in Mississippi, and both adult use and medical use passed in South Dakota. In March 2021, the New York state legislature passed, and Governor Cuomo signed, a bill legalizing adult use cannabis in New York. In April 2021, the state legislatures in Virginia and New Mexico passed, and the respective Governors signed, adult-use legilization bills which, respectively, legalized adult use cannabis in Virginia and New Mexico. Barring any further legal challenges, these states are expected to adopt governing rules and regulations to expand their cannabis programs accordingly.

Arizona Operations

Arizona’s medical cannabis program was introduced in November 2010 when voters approved the Proposition 203 “Arizona Medical Marijuana Initiative” ballot measure that legalized medical cannabis for patients with certain qualifying conditions. The first sales were made to patients in December 2012. In November 2020, Arizona voters approved Proposition 207 with approximately 60% of the vote, legalizing adult-use cannabis in the state. Dispensaries began selling to customers 21 years of age and older in January 2021.

The Arizona Department of Health Services (“AZDHS”) has allocated 130 medical cannabis dispensary certificates. Each medical dispensary certificate permits the license holder to open one dispensary location, which can be approved for both medical and

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adult-use sales, and gives the license holder the option to open one cultivation facility and/or one processing facility. Cultivation and processing sites can be located anywhere in the state and are not restricted based on where the license holder’s dispensary is located. Dispensaries are limited to their district for their first three years of operation. Prior to the adoption of Proposition 207, all medical dispensaries had to be held by not-for-profit, entities. With the adoption of Proposition 207, both medical and adult-use licenses may be held by for-profit entities. Extracted oils, edibles, and flower products are permitted. Wholesale transactions are permitted. Per Proposition 207, the AZDHS intends to issue an additional 26 dispensary certificates to entities that qualify under the Social Equity Ownership Program. The AZDHS will begin accepting applications for these additional 26 licenses within six months of adopting final rules for the Social Equity Ownership program, the timing of which is uncertain. Additionally, it is expected the AZDHS will issue ten dispensary certificates in rural counties that are currently home to one or no dispensaries, with applications for these additional ten licenses accepted by the AZDHS until March 9, 2021.

As of December 31, 2020, the Company operated eight dispensaries in Arizona, primarily located in the metro-Phoenix area. Through the acquisitions of Grassroots, the Company acquired the rights to operate a ninth dispensary license, which is expected to become operational in the metro-Phoenix area in the second quarter of 2021. The Company also operates a 100,000 square foot indoor cultivation facility in Holbrook, Arizona, 50,000 square feet of which is already constructed for cultivation on a 68-acre plot of land. The Company is currently undergoing an expansion project to build out the entire 100,000 square feet of indoor cultivation in the Holbrook facility, which is expected to be complete in the second quarter of 2021. The Company also operates a separate 19,400 indoor cultivation facility in the metro-Phoenix area. Through the acquisition of Cura Partners, Inc., the Company also owns the Select brand, a leading wholesale brand in Arizona, among other states.

Arkansas Operations

Arkansas’s medical cannabis program was introduced in November 2016 when 53% of voters approved Issue 6, the “Medical Marijuana Amendment,” which legalized medical cannabis for patients with certain qualifying conditions. The first sales were made to patients in May 2019.

The Arkansas Department of Health (“AR DOH”) is the regulatory agency that oversees the program. The market is divided into two main classes of licenses: cultivation/processing and dispensary. The AR DOH has awarded 8 cultivation/processing licenses and 38 dispensary licenses. As of December 31, 2020, there were 30 operational dispensaries. A large variety of medical cannabis products are allowed in the state, including the smoking of cannabis flower.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Arkansas, among other states, which manages one dispensary in Little Rock, Arkansas.

California Operations

California’s medical cannabis program was introduced in 1996 when voters passed the Proposition 215 ballot initiative, that allowed patients with a valid doctor’s recommendation to possess and cultivate cannabis for personal medical use. In October 2015, Governor Brown signed the Medical Cannabis Regulation and Safety Act into law, which provided a regulatory framework around the longstanding, though unregulated, medical cannabis industry. In November 2016, voters approved Proposition 64, the Adult Use of Marijuana Act, with 57% of the vote, legalizing adult-use cannabis in the state for adults 21 years of age and older and created a licensing system for commercial cannabis business. On June 27, 2017, Governor Brown signed SB-94 into law. SB-94 combines California’s medicinal and adult-use regulatory framework into one licensing structure under the Medicinal and Adult-Use of Cannabis Regulation and Safety Act (“MAUCRSA”). Dispensaries began selling to customers 21 years of age and older in January 2018.

Pursuant to MAUCRSA, three state agencies are responsible for licensing and regulating each aspect of the industry: (i) the Bureau of Cannabis Control regulates retailers, distributors, testing labs, microbusinesses, and temporary cannabis events; (ii) the Manufactured Cannabis Safety Branch, a division of the California Department of Public Health, regulates manufacturers of cannabis-infused edibles for both medical and nonmedical use; and (iii) the California Department of Food and Agriculture regulates cultivators of medicinal and adult-use cannabis.

Permitted products include oil-based formulations, edibles, and flower. Wholesaling and home delivery are permitted.

As of December 31, 2020, the Company operated two processing facilities, one in Davis, CA, and one in Sacramtento, CA, and one cultivation facility in the Salinas Valley. Through the acquisition of Cura Partners, Inc., is the Company also owns the Select brand, a leading wholesale brand in California, among other states.

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Colorado Operations

Colorado’s medical cannabis program was introduced in November 2000, when 54% of voters approved “Amendment 20”. Colorado became the first state in the nation to legalize adult-use cannabis when 55% of voters approved “Amendment 64” in November 2012. The first adult-use dispensaries opened in January 2014.

The market is divided into three main classes of licenses: cultivation, processing, and retail. Extracted oils, edibles, and flower products are permitted.

As of December 31, 2020, the Company operated one processing facility, located in Denver, CO. Through the acquisition of Cura Partners, Inc., the Company also owns the Select brand, a wholesale brand in Colorado, among other states.

Connecticut Operations

Connecticut’s medical cannabis program was introduced in May 2012 when the General Assembly passed legislation PA 12-55 ‘An Act Concerning the Palliative Use of Marijuana.’ The first dispensaries sold medical cannabis to patients in September 2014.

The program is divided into two classes of licenses: producers and dispensaries. Producers cultivate and process medicinal cannabis and wholesale to dispensaries. Dispensaries sell cannabis directly to patients and must have a pharmacist on staff. The program is regulated by the Connecticut Department of Consumer Protection (“CTDCP”). As of December 31, 2020, the CTDCP issued 18 dispensary licenses and four producer licenses, all of which are operational.

Extracted oils and flower products are permitted. Edibles are permitted with the exception of confectionaries.

As of December 31, 2020, the Company operated four dispensaries across the state: three of which were acquired from Arrow Alternative Care, and one of which was obtained through the acquisition of Grassroots. Curaleaf also holds one of the four approved producer licenses in the state and operates out of a 60,000 square foot facility, which includes cultivation space, extraction, purification facilities, and a commercial kitchen for the production of edibles. In June 2020, the Company launched the first sales of the Select brand in Connecticut.

Florida Operations

Florida’s medical cannabis program was introduced in June 2014 when the Florida Legislature passed the Compassionate Medical Cannabis Act of 2014 (“CMCA”). The CMCA permitted low-THC cannabis oils to be dispensed and purchased by patients suffering from cancer and epilepsy. Under this program, six organizations called Medical Marijuana Treatment Centers (“MMTCs”) were licensed to dispense low-THC cannabis to patients.

In November 2016, Florida voters approved the Amendment 2 “Expand Medical Marijuana” ballot measure with 71% of the vote. This constitutional amendment expanded the program by legalizing cannabis oils for individuals with specific debilitating diseases or conditions, including chronic pain, as determined by a licensed state physician. In June 2018, Governor Scott signed Senate Bill 8-A: “Medical Use of Marijuana,” which outlined how patients can qualify and receive medical cannabis under the state’s constitutional amendment.

A single MMTC license allows for the cultivation, processing, and dispensing of cannabis products. As of April 1, 2020, each MMTC is permitted to open an unlimited number of dispensaries across the state, so long as the MMTC receives the necessary local approvals. As of January 1, 2021, there were 459,171 qualified patients with an approved medical ID card, 22 approved MMTCs and 302 approved retail dispensing locations.

Permitted products originally included only oil-based formulations, though flower and edibles are now also permitted. Smokable flower was approved in March 2019, and edibles were approved in August 2020.

Each MMTC is required to cultivate and process all medical cannabis products they dispense. Wholesale transactions are permitted on a case by case basis to alleviate shortages. Home delivery is permitted.

The Company holds one of the original six vertically-integrated medical cannabis licenses issued in the state. In October 2016, Curaleaf’s Florida business became the third license holder to begin sales to patients. As of December 31, 2020, Curaleaf operated a

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24,000 square foot indoor growing facility in Homestead, a 278,000 square foot greenhouse growing facility and a 50,000 square foot indoor growing facility in Mt. Dora, and 33 dispensaries, with plans to open additional dispensaries in 2021. As of April 14, 2021, the Company opened four new Florida dispensaries and now operates 37 dispensaries across Florida. In August 2020, the Company launched the first sales of the Select brand in Florida.

Illinois Operations

In 2013, the Illinois General Assembly passed the Compassionate Use of Medical Cannabis Pilot Program Act (410 ILCS 130), Public Act 98-0122 (the “Illinois Act”), which was signed into law by the Governor on August 1, 2013 and went into effect on January 1, 2014. The Illinois Act allows an individual who is diagnosed with a debilitating condition to register with the state to obtain cannabis for medical use. The program currently allows 60 dispensing organizations (each, a “DO”) and 22 cultivation centers state-wide; all separately registered in a non-vertically-integrated model. A large variety of medical cannabis products are allowed in the state, including the smoking of cannabis flower. Overall, the program is administered by the Illinois Department of Public Health, the Illinois Department of Financial and Professional Regulations (the “IDFPR”) is the regulatory agency overseeing the medical marijuana program for Dos and the Illinois Department of Agriculture  is the regulatory agency overseeing the medical marijuana program for cultivation centers.

In June 2019, Illinois governor signed legislation legalizing marijuana for recreational use. The Cannabis Regulation and Tax Act, legalizing and regulating marijuana for recreational use, went into effect on June 25, 2019, however recreational sales of marijuana began in the state on January 1, 2020. The adult use program allowed existing medical marijuana license holders to apply for Early Approval Adult Use Dispensing Organization (“EAAUDO”) licenses to be able to sell adult use product at existing medical marijuana dispensaries (known as “co-located” or “same site” dispensaries) on January 1, 2020, and to have the privilege of opening a secondary adult use only retail site for every medical marijuana dispensary location the DO already had in its portfolio. All EAAUDO license holders were also required to commit to the state’s groundbreaking Social Equity program either through a financial contribution, grant agreement, donation, incubation program, or sponsorship program. IDFPR was authorized to issue an additional 75 Adult Use Dispensing Organization (“AUDO”) licenses in 2020 but, as of December 31, 2020, those licenses have yet to be issued and it is uncertain when they will be issued. IDFPR is also authorized to issue an additional 110 AUDO licenses by December 21, 2021. No single person or entity can have direct or indirect financial interest in more than 10 adult use dispensary licenses.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Illinois, among other states. Through the acquisition, the Company owns a cultivation and processing facility in Illinois and, after receiving regulatory approval in April 2021, 5 dispensary licenses. As of December 31, 2020, 9 dispensaries operated under these licenses, which permit up to 10 dispensaries to be operated. The Company opened the tenth dispensary location in April 2021. The Company retains the right to receive a portion of the proceeds from the sale of an additional three dispensary licenses in Illinois which are currently held by former affiliates of Grassroots. A definitive agreement has been signed for the sale of these licenses. See “General Development of the Business – Recent Developments  – Closing of Illinois Dispensary Licenses and Sale of Additional Illinois Dispensary Licenses” for additional details regarding the signing of this definitive agreement.

Kentucky Operations

Kentucky’s hemp program was introduced in 2013 when the Kentucky state legislature passed Senate Bill 50, “An Act Relating to Industrial Hemp.” The program is regulated by the Kentucky Department of Agriculture. The market is divided into two main classes of licenses: growers, and processor/handlers. As of September 2020, there were 970 licensed growers, and 170 licensed processor/handlers.

Curaleaf holds a hemp processor/handler license in Kentucky and leases a 74,000 square foot facility in Lexington. This industrial scale manufacturing facility distributes hemp-derived products, mainly cannabinoids such as CBD and CBG, at wholesale quantities to certain Curaleaf licensed medical cannabis facilities in other states, as permitted by applicable federal and state regulations. In addition, this facility serves as a centralized hub for key equipment and supplies to support Curaleaf’s national operations. During the early onset of the Covid-19 pandemic, the facility also produced and distributed hand sanitizer to Curaleaf facilities across the U.S.

Maine Operations

Maine’s medical cannabis program was introduced in November 1999 when voters approved Question 2, the ‘Maine Medical Marijuana for Specific Illnesses Initiative,’ with 61% of the vote. This program permitted qualified patients, or their designated caregiver, to grow and consume cannabis, but did not create a licensing structure whereby entities could apply to cultivate, process, and/or dispense cannabis.

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In November 2009, Maine voters expanded the medical program by passing Question 5, the ‘Maine Medical Marijuana Initiative’, with 59% of the vote, which established a licensing structure in which eight vertically-integrated, not-for-profit dispensaries could sell cannabis directly to registered patients. The first dispensary opened to patients in October 2010.

Medical dispensaries are vertically-integrated and cultivate, process, and dispense products to patients from a maximum of one dispensary per license. Wholesaling is only permitted in emergency situations. Extracted oils, edibles, and flower products are permitted. In July 2018, the Maine legislature approved a bill that removed the requirement that medical cannabis license holders operate as not-for-profit entities, and also formally approved registered caregivers to open medical dispensary storefronts. As of December 31, 2020, there were eight vertically-integrated medical dispensaries in Maine, and an undetermined number of caregiver storefronts.

In November 2016, Maine voters approved Question 1, the ‘Maine Marijuana Legalization Measure,’ which legalized adult-use cannabis sales in the state. In May 2018, the Maine legislature approved a bill to formally approve the cannabis legalization legislation and that lay the groundwork for the adult-use market, including the establishment of separate classes of adult-use licenses (dispensaries, cultivators, processors) with no caps in place on the number of licenses that can be issued. In April 2019, the Department of Administrative and Financial Services, which oversees both the medical and adult-use programs, finalized the rules and regulations for the adult-use program, which were signed by the Governor in June 2019. The first adult-use sales were made to customers in October 2020.

As of December 31, 2020, the Company managed two of the eight integrated medical cannabis licensees in the state: MEOT and Remedy Compassion Center (“RCC”). MEOT operates a 30,000 square foot indoor grow facility and a dispensary. RCC operates a small grow facility and a dispensary and obtains most of its product wholesale via MEOT. In July 2020, the Company launched the first sales of the Select brand in Maine. In February 2021, the Company opened a Curaleaf-branded dispensary in Bangor, ME, through a management service agreement with an affiliated entity. The Company plans to open adult-use locations in Maine and has received local approval for two adult-use dispensaries while the state adult-use licenses are pending regulatory approval.

Maryland Operations

Maryland’s medical cannabis program was introduced in May 2013 when then Governor O’Malley signed House Bill 1101 into law. The Maryland Medical Cannabis Commission (“MMCC”) issued preliminary licenses to 102 dispensaries, 15 cultivators, and 15 processors in 2016. The first dispensaries opened to patients in December 2018.

The market is divided into three classes of licenses: dispensaries, cultivators, and processors. Wholesaling is permitted. Dispensary locations are tied to the Senate District in which they were awarded, with the exception of dispensary licenses that were awarded to applicants who also were awarded a cultivation license – these dispensaries can be located at the discretion of the license holder. One company may hold up to one cultivation license, one processing license, and up to four dispensary licenses. Permitted products include oil-based formulations and flower. Edibles are prohibited.

In April 2018, the Maryland House and Senate approved a bill, which was later signed by Governor Hogan, that expanded the license pool, allowing for a maximum of seven additional cultivation licenses, for a total of 22, and 13 additional processing licenses, for a total of 28. In October 2020, the MMCC issued 3 additional cultivation licenses and seven additional processing licenses. As of December 31, 2020, there were approximately 92 operational dispensaries, 17 operational cultivators, and 18 operational processors.

Curaleaf received one of 102 preliminary medical cannabis dispensary licenses in December 2016. The Company launched its dispensary in the first quarter of 2018, shortly after the market launched in December 2017. The Company also acquired a company holding a cannabis processing license, Curaleaf Maryland, Inc., which began operations in the first quarter of 2018.

In January 2019, the Company completed a convertible debt financing with the owners of the HMS/MI Businesses. Concurrently with completion of the convertible debt financing, the Company entered into supply, offtake, branding and services agreements with the HMS/MI Businesses.  As described below, the Company reached an agreement in November 2020 with a third party to sell the HMS/MI Business assets to a third party subject to regulatory approval. Conversion of the debt into the equity of the remaining HMS/MI Businesses (two dispensaries in Gaithersburg, Maryland) is expected to occur, subject to regulatory approval, when the dispensary licenses become subject to transfer under current law in 2021.

The Company also announced in January 2019 that it had entered into an option purchase agreement to purchase all of Town Center Wellness, LLC, subject to regulatory approval, which operates the Elevate Takoma dispensary located in Takoma Park, Maryland, that was subsequently rebranded as Curaleaf Takoma. The Company had been marketing the assets of Town Center Wellness,

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LLC for sale. Such a sale would enable the Company to acquire dispensary assets previously owned by Grassroots while complying with limits on license ownership in the state of Maryland. In November 2020, the Company signed a definitive agreement to sell 100% of Town Center Wellness, LLC to PharmaCann LLC for a total consideration of $2,000, all payable in cash upon closing. The transaction is expected to close pending customary closing conditions, including receipt of regulatory approval by the Maryland Medical Cannabis Commission, and is expected to close by the end of the second quarter of 2021.

In May 2019, Maryland passed legislation allowing for the sale of edibles in the market, and the Company has constructed a processing and manufacturing facility at Curaleaf’s Frederick facility in anticipation of the implementation of these rules.

In February 2020, the Company closed the acquisition of Cura Partners, Inc.,  owners of the Select brand. Select is a leading wholesale brand in Maryland, among other states.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator. In connection with the acquisition, the Company acquired the right to purchase entities affiliated with certain former Grassroots stockholders that own a cultivation and processing facility and a dispensary in Maryland and that manage another dispensary in Maryland.

In November 2020, the Company announced the signing of a definitive agreement to sell its rights to the HMS/MI Business  to TerrAscend Corp. for a total consideration of $27,500. The HMS/MI Business sale includes the divestiture of operations in a 22,000 square foot co-located cultivation and processing facility in Frederick, MD. The total consideration due to Curaleaf of $27,500 includes $25,000 in cash due at closing as well as a $2,500 interest bearing note due and payable to Curaleaf in April 2022. The transaction is expected to close in the first half of 2021, pending customary closing conditions, including receipt of regulatory approval by the MMCC. As a result, the HMS/MI Business are classified as assets held for sale in the annual financial statements of the Company for the period ended December 31, 2020.

Furthermore, the Company signed definitive agreements to sell 100% of Curaleaf Maryland, Inc., its licensed processing business in Maryland, in October 2020. In November 2020, the Company announced the closing of its divestiture of the assets of Curaleaf Maryland, Inc. for a total consideration of $4,000, including $1,000 in cash and $3,000 as an interest bearing note due and payable to Curaleaf in June 2023.

Massachusetts Operations

Massachusetts’ medical cannabis program was established by “An Act for the Humanitarian Medical Use of Marijuana” in November 2012 when voters passed Ballot Question 3 “Massachusetts Medical Marijuana Initiative” with 63% of the vote. The first dispensary opened in June 2015.

In November 2016, Massachusetts voters legalized adult-use cannabis by passing ballot Question 4 – Legalize Marijuana with 54% of the vote. In March 2018, the CCC, now the regulatory body of both the medical and adult-use programs, was set up to regulate the adult-use market and approve the rules that will govern the industry. In July 2019, Governor Baker signed legislation that laid the groundwork for the adult-use market. The first adult-use sale occurred in November 2018.

Each medical licensee must be vertically-integrated and may have up to three medical dispensaries. For adult-use, there are three separate classes of licenses—cultivation, processing, and dispensary—and vertical integration is permitted but not required. One company may own up to three adult-use dispensaries, up to three adult-use cultivation licenses, and up to three adult-use processing licenses. Adult-use cultivators are grouped into 11 tiers of production—ranging from up to 5,000 square feet of canopy to no larger than 100,000 square feet of canopy, and regulators will bump a licensee down to a lower tier if that licensee has not shown an ability to sell at least 70 percent of what it produces. One company may operate up to three adult-use dispensaries As of December 31, 2020, there were approximately 95 adult-use dispensaries permitted to open across the state.

In both the medical and adult-use markets, extracted oils, edibles, and flower products are permitted. Wholesaling is also permitted.

The Company holds an integrated medical cannabis license and operates a 104,000 square foot indoor grow and processing facility in Webster, MA, a 53,000 square foot indoor grow and processing facility in Amesbury, MA, and 4 dispensaries, one licensed for medical and adult-use sales in Oxford, one licensed for medical sales in Hanover, one licensed for adult-use sales in Provincetown, and one licensed for adult-use sales in Ware.

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In July 2020, the Company launched the first sales of the Select brand in Massachusetts.

In October 2020, the Company completed the acquisition of Alternative Therapies Group, another licensed medical cannabis operator in Massachusetts, which operates the 53,000 square foot cultivation and processing facility in Amesbury, MA, was unanimously approved by the CCC.  The transaction was completed in November 2020.

Michigan Operations

Michigan’s medical cannabis program was introduced in November 2008, when 63% of voters approved the “Michigan Compassionate Care Initiative.” In November 2018, 56% of voters approved the “Michigan Regulation and Taxation of Marijuana Act,” which legalized adult-use cannabis in the state. The first adult-use dispensaries opened in December 2019.

The market is divided into three main classes of licenses: cultivation, processing, and retail. Extracted oils, edibles, and flower products are permitted.

In February 2020, the Company completed the acquisition of Cura Partners, Inc., owners of the Select brand, a wholesale brand in Michigan, among other states.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Michigan, among other states. As of December 31, 2020, Grassroots operated 4 dispensaries across Michigan.

Missouri Operations

Missouri’s medical cannabis program was introduced in November 2018 when 66% of voters approved Amendment 2, the “Medical Marijuana and Veteran Healthcare Services Initiative,” which legalized medical cannabis for patients with certain qualifying conditions. The first dispensary is expected to open by the end of 2020.

The Missouri Department of Health and Senior Services (“MO DHSS”) is the regulatory agency that oversees the program. The market is divided into three main classes of licenses: cultivation, processing, and dispensary. The MO DHSS has awarded 60 cultivation, 86 processing, and 192 dispensary licenses. As of December 31, 2020, there were approximately 29 dispensaries approved to operate. A large variety of medical cannabis products are allowed in the state, including the smoking of cannabis flower.

The Company has reached a preliminary agreement with the holder of an Infused Product Manufacturing license to operate a roughly 6,700 square foot processing and manufacturing facility located in the Kansas City, Missouri region. This facility will supply the Missouri market with products under the Select brand.  The licensee is expected to commence operations at the end of May 2021.

Nevada Operations

Nevada’s medical cannabis program was introduced in June 2013 when the legislature passed SB374, legalizing the medicinal use of cannabis for certified patients. The first dispensaries opened to patients in August 2015. In November 2016, Nevada voters approved Question 2 with 55% of the vote, legalizing adult-use cannabis in the state. Adult-use sales launched on July 1, 2018.

The market is divided into five classes of licenses: dispensaries, cultivators, distribution, product manufacturing, and testing. Licenses are tied to the locality in which they were awarded. As of December 31, 2020, there were approximately 76 operational dispensaries, 150 operational cultivators, and 108 operational processors. Extracted oils, edibles, and flower products are permitted. Wholesaling is permitted. In 2018, the Company agreed to acquire a 10,000 square foot licensed indoor cannabis cultivation and a licensed dispensary, both operating in Las Vegas, NV. Both businesses are licensed for both medical and adult-use sales. Each of these transactions is subject to regulatory approval. The Company also operates an additional Las Vegas dispensary, a dispensary in Ely, NV, and a 269,000 square foot cultivation facility in Amargosa Valley, NV.

In February 2020, the Company completed the acquisition of Cura Partners, Inc., a leading wholesale brand in Nevada, among other states.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Nevada, among other states. The closing of the Grassroots transaction provides the Company with the rights to acquire seven additional cannabis dispensary licenses in Nevada. The Company has not realized these rights at this time.

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New Jersey Operations

New Jersey’s medical cannabis program was introduced in January 2010 when then Governor Corzine signed the New Jersey Compassionate Use Medical Marijuana Act (“NJCUMMA”) into law. The NJCUMMA legalized medical cannabis for patients with certain qualifying conditions. The first sales were made to patients in December 2012.

The medical program is regulated by the New Jersey Department of Health (“NJDOH”), who has issued licenses to 12 Alternative Treatment Centers (“ATCs”). Each ATC is vertically integrated and permitted to open up to three dispensaries each. As of December 31, 2020, there were 10 operational ATCs dispensing medical cannabis to patients from a total of 13 dispensaries. In 2019, the NJDOH accepted applications for an additional 4 vertically integrated licenses, as well as 5 cultivation licenses and 15 dispensary licenses. These licenses are expected to be issued in 2021.

Extracted oils and flower products are permitted. Governor Murphy’s Executive Order 6 Report, issued in March 2018, recommended adding edibles as a permitted product, with rulemaking for edibles the responsibility of the state legislature. As of the date hereof the legislature has yet to develop rules for edibles, and a timeline for edibles rulemaking is yet to be determined. Wholesaling is permitted with approval from the NJDOH.

In November 2020, New Jersey voters approved Public Question 1 Marijuana Legalization Amendment with 67% of the vote, legalizing the cultivation, processing and sale of adult-use marijuana in the state. The Cannabis Regulatory Commission will be responsible for regulating the cultivation, processing and sale of adult-use marijuana. In February 2021, the New Jersey Legislature passed, and the Governor signed, an adult-use implementation bill which lays the groundwork for adult-use sales. Governing rule and regulations are expected to follow.

The Company holds one of the original six ATC medical licenses in New Jersey and operates a vertically-integrated campus in Bellmawr, NJ, comprised of 42,150 square feet of cultivation space and an adjacent 12,000 foot facility, of which 4,000 square feet is utilized for dispensary operations, with the remainder used for ancillary operations such as packaging and storage. Since the start of sales in October 2015, Curaleaf NJ has established itself as a market leader, dispensing 36% of all product sold in the state in 2018.The Company plans to open two more dispensary locations in the state, as well as an additional cultivation facility, for which the Company has secured a 111,000 square foot facility in the township of Winslow, NJ.

New York Operations

New York’s medical cannabis program was introduced in July 2014 when Governor Cuomo signed the Compassionate Care Act, which legalized cannabis oils for patients with certain qualifying conditions. The first sales were made to patients in January 2016.

The New York State Department of Health (“NYSDOH”) regulates the program. The NYSDOH issued licenses to ten companies, called Registered Organizations (each, a “RO”). A single RO license allows for the cultivation, processing, and dispensing of medical cannabis products. Each RO is permitted to open four dispensaries in NYSDOH designated regions throughout the state and one cultivation/processing facility. Each RO is required to cultivate and process all medical cannabis products they dispense; however, wholesale transactions are permitted with approval from the state.

Permitted products include oil-based formulations (vaporizer cartridges, tinctures, capsules), and ground-flower sold in tamper-proof vessels. Home delivery is also permitted.

In January 2021, Governor Cuomo announced a proposal to legalize adult-use cannabis as part of the 2021 State of the State address. In March 2021, Governor Cuomo signed a bill that legalized adult use cannabis in New York. Governing rules and regulations are expected to follow.

The Company was awarded a vertically-integrated RO license in May 2018 with the right to open 4 dispensaries. The Company is only one of 10 license holders in the state. Curaleaf currently operates 4 dispensaries located in Newburgh, Plattsburgh, Queens, and Nassau County, as well as a 72,000 square foot cultivation and manufacturing facility in Ravena, New York. In September 2020, the Company launched the first sales of the Select brand in New York.

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North Dakota Operations

North Dakota’s medical cannabis program was introduced in November 2016 when 64% of voters approved Measure 5, “Medical Marijuana,” which legalized medical cannabis for patients with certain qualifying conditions. The first sales were made to patients in March 2019.

The North Dakota Department of Health (“ND DOH”) is the regulatory agency that oversees the program. The market is divided into two main classes of licenses: cultivation/processing and dispensary. The ND DOH has awarded 2 cultivation/processing licenses and 8 dispensary licenses. As of December 31, 2020, all 8 dispensaries were operational. A large variety of medical cannabis products are allowed in the state, including the smoking of cannabis flower.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in North Dakota, among other states, with four operational dispensaries and one cultivation and processing facility in North Dakota. The cultivation and processing facility, located in Fargo, is 33,000 square feet and is also operational.

Ohio Operations

Ohio’s medical cannabis program was introduced in June 2016 when House Bill 523 was signed into law. The first dispensaries opened in January 2019.

The Ohio Department of Commerce is responsible for regulating cultivators and processors. The Ohio State Board of Pharmacy is responsible for regulating dispensaries and the patient and caregiver registry. The Ohio State Medical Board is responsible for certifying physicians and reviewing petitions to add qualifying medical conditions.

The market is divided into four main classes of licenses: dispensary, processing, ‘Level I’ cultivation, which permits up to 25,000 square feet of canopy, and ‘Level II’ cultivation, which permits up to 3,000 square feet of canopy. One company is permitted to own up to one cultivator, one processor, and up to five dispensaries. As of December 31, 2020, the state has issued 57 dispensary licenses, 48 processing licenses, 19 ‘Level I’ cultivation licenses, and 14 ‘Level II’ cultivation licenses.

Extracted oils, edibles, and non-combustible flower products are permitted.

In May 2019, the Company entered into an agreement granting it an option to acquire OGT, a holder of one of the 19 Level 1 cultivation licenses and a processing license.  OGT completed construction of a 32,000 square foot production facility in Johnstown, Ohio, and received its final licenses on July 1, 2020. The transfer of the OGT licenses and operations to the Company is pending regulatory approval.

In October 2020, the Company launched the first sales of the Select brand in Ohio.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Ohio, among other states, with rights to acquire one cultivation facility, one processing facility and two dispensaries in Ohio. The Company will own and operate the dispensaries upon receipt of regulatory approval.  Due to license ownership limitations in Ohio, the Company will not exercise its rights to acquire the Ohio cultivation and processing facility, but will receive a portion of the proceeds from their sale by the current owners.

Oklahoma Operations

Oklahoma’s medical cannabis program was introduced in June 2018, when 57% of voters approved Oklahoma State Question 788, the “Medical Marijuana Legalization Initiative.” The first medical dispensaries opened in October 2018.

The market is divided into three main classes of licenses: cultivation, processing, and retail. Extracted oils, edibles, and flower products are permitted.

In May 2020, the Company announced the expansion of the Select brand to the Oklahoma medical cannabis market.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Oklahoma, among other states. As of December 31, 2020, a Grassroots affiliated entity no longer operated any dispensaries in Oklahoma due to the saturation of the Oklahoma dispensary market, where over 2,000 dispensary licenses have been issued.

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Oregon Operations

Oregon’s medical cannabis program was introduced in November 1998 when voters approved Measure 67, the Oregon Medical Marijuana Act.

In November 2014, voters approved Measure 91, the ‘Oregon Legalized Marijuana Initiative’, which legalized adult-use cannabis in the state. In October 2015, the first adult-use dispensaries opened.

The market is divided into six classes of licenses: dispensaries, cultivators, wholesalers, processors, laboratories and research. The Oregon Liquor Control Commission regulates the adult-use program, while the Oregon Health Authority regulates the medical program. Extracted oils, edibles, and flower products are permitted. Wholesaling and delivery are also permitted.

The Company operates one dispensary, one cultivation facility, and two processing facilities in Oregon. The dispensary, located in Portland, OR, opened in 2018. The  cultivation center, located in The Dalles, OR, consists of a 20,000 square foot outdoor grow and an adjacent 17,000 square foot indoor facility for indoor growing.

In February 2020, the Company completed the acquisition of Cura Partners, Inc., owners of the leading Select wholesale brand in Oregon, among other states, with processing facilities in Portland, Oregon.

Pennsylvania Operations

Pennsylvania’s medical cannabis program was introduced in April 2016 when Governor Wolf signed into law SB 3 “Medical Marijuana Act”, which legalized medical cannabis oils for patients with certain qualifying conditions. The law also called for a class of licenses, called “Clinical Registrant” licenses, whereby accredited medical institutions in the state can partner with medical cannabis companies to conduct research. In February 2018, the first dispensaries opened to patients.

The Pennsylvania Department of Health (“PADOH”) regulates the program. There are two primary classes of licenses: licenses to grow/process cannabis products, and licenses to dispense cannabis products to patients. Grower/processors wholesale products to dispensaries. Each dispensary license permits the licensee to open up to three dispensaries in the region in which the license was awarded. A Clinical Registrant license is vertically integrated, permitting one grow/processing facility and up to six dispensaries. As of December 31, 2020, the PADOH has issued 50 dispensary licenses, 25 grow/processing licenses, and 8 Clinical Registrant licenses.

Oil-based formulations and flower are permitted, while edibles are currently prohibited.

The Company, through its Pennsylvania subsidiary, has partnered with an accredited medical school and, in February 2020, the Company’s Pennsylvania subsidiary was approved as a Clinical Registrant in Pennsylvania by the PADOH, Office of Medical Marijuana. Under this designation, the Company’s Pennsylvania subsidiary is entitled to open a cultivation and processing facility and up to six dispensaries, under the Commonwealth's medical marijuana research program. Pennsylvania’s medical cannabis program created this class of license to promote cooperation between industry and academia in the research of medical benefits of cannabis. In February 2021, the Company’s subsidiary opened its first dispensary under the Clinical Registrant license, located in Harrisburg, PA, and is in the process of building out a 50,000 square foot cultivation and processing facility in King of Prussia, PA, as part of the Clinical Registrant license. In April 2021, the Company opened an additional dispensary under the Clinical Registrant license in Philadelphia, Pennsylvania.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Pennsylvania, among other states. Grassroots’ subsidiaries hold cultivation, processing and three dispensary licenses, and also have rights to acquire a fourth dispensary license. Each dispensary license entitles the license holder to operate up to three dispensaries.  The Pennsylvania subsidiaries, as of December 31, 2020, have an operating 75,000 square foot cultivation and processing facility and nine dispensaries. A Grassroots subsidiary opened a tenth dispensary location in April 2021 in Horsham, Pennsylvania.

Utah Operations

Utah’s medical cannabis program was introduced in November 2018, when 53% of voters approved “Proposition 2, Medical Marijuana Initiative”. In December 2018, the state legislature passed a bill that legalized medical cannabis, but implemented several changes to the Proposition 2 ballot erasure, including removing home cultivation rights for patients and adding a requirement that dispensaries employ pharmacists.

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The market is divided into three main classes of licenses: cultivation, processing, and retail. In July 2019, the Utah Department of Agriculture and Food (“UDAF”) awarded eight cultivation licenses. In January 2020, the Utah Department of Health awarded 14 retail licenses. The UDAF issues processing licenses on a rolling basis, with processing licenses awarded to 10 companies as of December 31, 2020. All medical cannabis form factors are permitted, as is wholesaling. The market began sales in March 2020.

In January 2020, the Company was awarded a medical cannabis retail license from the Utah Department of Health. The Company opened its dispensary in Lehi, Utah in August 2020. In January 2020, the Company announced that it received preliminary approval for a processing license by the UDAF. The notice grants Curaleaf permission to begin the build out of its processing facility, and, as of December 31, 2020, the Company completed the building of the processing facility. In February 2021, the Company announced the launch of the Select brand in Utah.

Vermont Operations

Vermont’s medical cannabis program was introduced in May 2004 when Senate Bill 76 was approved by the Vermont House and Senate and became law without the governor’s signature. This legislation permitted state-qualified patients to grow and possess marijuana for medicinal purposes. This legislation was expanded in June 2007 when Senate Bill 7 was approved by the Vermont House and Senate and again became law without the governor’s signature. Senate Bill 7 expanded the list of qualifying conditions and increased the number of plants that patients may legally cultivate, among other things. In June 2011, the Vermont legislate passed Senate Bill 17, the “Vermont Marijuana for Symptom Relief Act,” which, among other things, authorized a state-regulated system for medical cannabis sales through licensed dispensaries. The first sales were made to patients in 2012.

The Vermont Department of Public Safety is the regulatory agency that oversees the medical program. The market consists of five vertically-integrated licenses. Each license permits the owner to operate a grow/processing facility and up to two dispensaries. As of December 31, 2020, there were 7 operational dispensaries. A large variety of medical cannabis products are allowed in the state, including the smoking of cannabis flower.

In January 2018, Vermont became the first state to legalize cannabis via the legislature when Governor Scott signed H. 511, which legalized possession of up to one ounce of cannabis, among other things, though did not create a state-regulated system for adult-use sales. In October 2020, Governor Scott announced that he would allow legislation to regulate and tax cannabis sales to become law without his signature, with adult-use sales expected to begin in late 2022.

In July 2020, the Company acquired Grassroots, which operates two dispensaries and one cultivation and processing facility in Vermont.

RISK FACTORS

A discussion of the risks to which Curaleaf is subject is presented in the section entitled "Risk Factors" of the Company’s management’s and discussion analysis for the period ended December 31, 2020 (the “Annual MD&A”), which section is incorporated herein by reference. In addition to the risk factors discussed in the Annual MD&A, please refer to the discussion below relating to the risks associated with an investment in the securities of Curaleaf. The Annual MD&A is available on SEDAR at www.sedar.com. See the section entitled "Forward-Looking Statements" on page 2 of this Annual Information Form for a discussion of risks associated with forward-looking statements.

These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of the Company. If any such risks actually occur, shareholders of the Company could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected and the ability of the Company to implement its growth plans could be adversely affected.

The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of an individual's investment portfolio and should only be made by persons who can afford a total loss of their investment. Shareholders should evaluate carefully the following risk factors associated with the Company's securities described in the Annual MD&A, along with the risk factors described elsewhere in this Annual Information Form and in the Annual MD&A.

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General Business Risks

COVID-19 Pandemic

The rapid development of the COVID-19 pandemic and the measures being taken by governments and private parties to respond to it remain fluid.  While the Company has continuously sought to assess the potential impact of the pandemic on its financial and operating results, any assessment is subject to extreme uncertainty as to probability, severity and duration of the pandemic as reflected by infection rates at local, state and regional levels.  The Company has attempted to assess the impact of the pandemic by identifying risks in the following principle areas:

•     Mandatory Closure:  In response to the pandemic, many states and localities implemented mandatory closure of, or limitations to, business to prevent the spread of COVID-19; this impacted the Company’s operations. Subsequently, the Company’s business was deemed an "essential service," permitting us to stay open despite the mandatory closure of non-essential businesses. More recently, the mandatory closures that impacted the Company’s operations were lifted and the Company resumed full operations, albeit subject to various COVID-19 related precautions. The Company’s ability to generate revenue would be materially impacted by any future shut down of its operations.

•     Customer Impact: While the Company has not experienced an overall downturn in demand for its products in connection with the pandemic, if its customers become ill with COVID-19, are forced to quarantine, or decide to self-quarantine or not to visit its stores or distribution points in order to observe “social distancing”, it may have material negative impact on demand for the Company’s products while the pandemic continues.  While the Company has implemented measures, where permitted, such as “curb side” sales and delivery, to reduce infection risk to our customers, regulators may not permit such measures, or such measures may not prevent a reduction in demand.

•     Supply Chain Disruption: The Company relies on third party suppliers for equipment and services to produce its products and maintain its operations.   If its suppliers are unable to continue operating due to mandatory closures or other impacts of the pandemic, it may negatively impact its own ability to continue operating.  At this time, the Company has not experienced any failure to secure critical supplies or services.  However, disruptions in our supply chain may affect our ability to continue certain aspects of the Company’s operations or may significantly increase the cost of operating its business and significantly reduce its margins.

•     Staffing Disruption: The Company is, for the time being, implementing among its staff where feasible “social distancing” measures recommended by such bodies as the Center of Disease Control, the Presidential Administration, as well as state and local governments.   The Company has reduced non-essential travel by employees, implemented remote meetings where possible, and permitted all staff who can work remotely to do so.  For those whose duties require them to work on-site, measures have been implemented to reduce infection risk, such as reducing contact with customers, mandating additional cleaning of workspaces and hand disinfection, providing masks and gloves to certain personnel and contact tracing following reports of employee infection. Nevertheless, despite such measures, the Company may find it difficult to ensure that its operations remain staffed due to employees falling ill with COVID-19, becoming subject to quarantine, or deciding not to come to come to work of their own volition to avoid infection.  At certain locations, the Company has experienced increased absenteeism due to the pandemic.   If such absenteeism increases, the Company may not be able, including through replacement and temporary staff, to continue to operate at desired levels in some or all locations. The Company continues to address a limited number of complaints about the efficacy of its COVID-related precautions made both directly to the Company or indirectly through complaints to regulatory authorities.

•     Regulatory Backlog: Regulatory authorities, including those that oversee the cannabis industry on the state level, are heavily occupied with their response to the pandemic.  These regulators as well as other executive and legislative bodies in the states in which we operate may not be able to provide the level of support and attention to day-to-day regulatory functions as well as to needed regulatory development and reform that they would otherwise have provided.  Such regulatory backlog may materially hinder the development of the Company’s business by delaying such activities as product launches, facility openings and approval of business acquisitions, thus materially impeding development of its business.

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•     Limited availability of vaccine: On December 11, 2020, the FDA issued an emergency use authorization (EUA) for the Pfizer BioN-Tech COVID-19 vaccine, the first such approval. Additional EUAs were issued on December 18, 2020 for a vaccine created by Moderna, and on February 27, 2021 for a vaccine created by Janssen Biotech (a Johnson & Johnson affiliate). As of March 25, 2021, the CDC reports that approximately 133 million doses of the various vaccines have been administered in the US, although both the Pfizer and Moderna vaccines require the administration of two doses for full effectiveness. On March 2, 2021, President Biden stated that the US will have sufficient vaccine supply for all adults by the end of May 2021. Actual delivery of the vaccines to individuals, however, is controlled by state and local governments using various prioritization criteria and states continue to impose activity limitations and other precautions on businesses during this period until the vaccine is widely disseminated. In addition, there can be no assurance of when the Company’s employees in any particular jurisdiction will be able to access the vaccine. Moreover, there can be no assurance that all employees will choose to avail themselves of the vaccine or, if so, when they will choose to do so. The same applies to the Company’s patients, customers, regulators, and suppliers. Consequently, the COVID-19 risk factors described above continue to be applicable.

The Company is actively addressing the risk to business continuity represented by each of the above factors through the implementation of a broad range of measures throughout its structure and is re-assessing its response to the COVID-19 pandemic on an ongoing basis. The above risks individually or collectively may have a material impact on the Company’s ability to generate revenue. Implementing measures to remediate the risks identified above may materially increase our costs of doing business, reduce our margins and potentially result in losses. While the Company has not to date experienced any overall material negative impact on its operations or financial results related to the impact of the pandemic, so long as the pandemic and measures taken in response to the pandemic are not abated, substantial risk of such impact remains, which could negatively impact the Company’s ability to generate revenue and/or profits, raise capital and complete its development plans.

European Operations

The general risk factors relating to Curaleaf's business and operations generally also apply in respect of EMMAC's business and operations, and will continue to affect the combined business following the EMMAC Transaction. Investors should carefully consider the risk factors set forth in Curaleaf's Annual MD&A. Moreover, investors should carefully consider the additional risk factors applicable to EMMAC's business and operations as set forth below.

European Regulatory and Licensing Risks

EMMAC's business is subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of cannabis, including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Achievement of EMMAC's business objectives are contingent, in part, upon compliance with applicable regulatory requirements and obtaining all requisite regulatory approvals and licenses. Changes to such laws, regulations and guidelines due to matters beyond the control of EMMAC may result in a material adverse effect on EMMAC's business, financial condition, results of operations or prospects.

EMMAC is required to obtain or renew further government permits and licenses for its current and contemplated operations (including, without limitation, in Spain, the UK and Portugal). EMMAC has further applied for licenses in Italy to import, store and distribute medical cannabis products. Obtaining, amending or renewing the necessary governmental permits and licenses can be a time-consuming process potentially involving numerous regulatory agencies, involving public hearings and costly undertakings on EMMAC's part. EMMAC may not be able to obtain, amend or renew permits or licenses that are necessary to its operations or to achieve the growth of its business in a timely manner in the future. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of EMMAC. To the extent necessary permits or licenses are not obtained, amended or renewed, or are subsequently suspended or revoked, EMMAC may be curtailed or prohibited from proceeding with its ongoing operations or planned development and commercialization activities or may incur unexpected costs associated with the licensing renewal process. Such curtailment, prohibition or unexpected costs may result in a material adverse effect on EMMAC's business, financial condition, results of operations or prospects.

Moreover, EMMAC may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm EMMAC's reputation, require EMMAC to take, or refrain from taking, actions that could harm its operations or require it to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations

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and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on EMMAC's business, financial condition, results of operations or prospects.

Changes in applicable legislation (including POCA 2002)

Cannabis-related financial transactions are subject to a variety of laws that vary by jurisdiction, many of which are unsettled and still developing. While the interpretations of these laws are unclear, in some jurisdictions, financial benefit, directly or indirectly, arising from conduct that would be considered unlawful in such jurisdiction may be viewed to be within the purview of such laws, and persons receiving any such benefit may be subject to liability.

For instance, The UK Proceeds of Crime Act 2002 ("POCA 2002") and other anti-money laundering legislation applicable in the UK prohibits persons and corporations (or other undertakings) domiciled in the UK from receiving the proceeds of crime from activities outside the UK. The board of directors of EMMAC will take all precautions possible to ensure that it does not at any time or in any way contravene POCA 2002 or any other applicable regulations and legislation in relation to cannabis (both in the UK and in the relevant foreign jurisdiction applicable to the operations of EMMAC). However, there are no guarantees that the activities of EMMAC will always be deemed lawful if there are any changes in applicable law. Contravention of POCA 2002 carries potential criminal liability. POCA 2002 is extraterritorial in its application and receipt of funds by EMMAC from activities that are not legal in the UK, even if legal in the jurisdiction where relevant revenue is generated, may result in EMMAC being considered to be in receipt of “proceeds of crime”. Whilst there remains significant uncertainty regarding the application of POCA and different financial institutions have adopted a different approach to such funding and/or holding of assets that may result in future revenue being received by a UK corporation, there can be no certainty that Curaleaf will be able to directly fund and/or capitalize EMMAC to support its growth in Europe. Delays or restrictions on Curaleaf funding EMMAC in the future may impact EMMAC’s ability to grow its revenues as the European market develops.

As at the date hereof, the recreational use of cannabis is illegal in the countries in which EMMAC operates, including the UK. Changing sentiments and evolving regulations in relation to recreational cannabis may mean that in the future recreational cannabis use may be legalised.

EMMAC's strategy is focused primarily on the medical cannabis market in Europe. Should recreational cannabis use be legalised in countries in which EMMAC operates other than the UK, EMMAC may face difficulties participating in such markets and will face additional competition from recreational cannabis companies and/or may lose potential medical customers to the recreational cannabis market. EMMAC will not explore opportunities within the recreational cannabis sector where the board of directors of EMMAC determines that there is a risk of contravening POCA 2002 or any other applicable regulations and legislation in relation to cannabis.

Risk Due to International Operations

EMMAC is exposed to risks relating to the laws of various countries as a result of its international operations. EMMAC currently conduct operations in multiple countries and plan to expand these international operations. As a result of such operations, EMMAC is exposed to various levels of political, economic, legal and other risks and uncertainties associated with operating in or exporting to these jurisdictions, as well as various laws governing the cannabis industry in such countries. These risks and uncertainties include, but are not limited to, changes in the laws, regulations and policies governing the production, sale and use of cannabis and cannabis-based products, political instability, instability at the European Union level, currency controls, fluctuations in currency exchange rates and rates of inflation, labor unrest, changes in taxation laws, regulations and policies, restrictions on foreign exchange and repatriation and changing political conditions and governmental regulations relating to foreign investment and the cannabis business more generally. Changes, if any, in the laws, regulations and policies relating to the advertising, production, sale and use of cannabis and cannabis-based products or in the general economic policies in these jurisdictions, or shifts in political attitude related thereto, may adversely affect EMMAC's operations, or the profitability of EMMAC's operations, in these countries.

Possible investments by EMMAC in European countries that have less developed legal systems than the more established economies in Europe may occasion risks such as (a) effective legal redress in the courts of such jurisdiction, whether in respect of a breach of law or regulation or in an ownership dispute, being more difficult to obtain; (b) a higher degree of discretion on the part of governmental authorities; (c) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (d) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (e) relative inexperience of the judiciary and courts in such matters. In consequence the commitment of local business people, government officials, agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain, creating particular concerns with

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respect to licenses and agreements for business. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed.

As EMMAC explores novel business models, such as global co-branded products, cannabinoid clinics and cannabis retail, international regulations will become increasingly challenging to manage. Specifically, EMMAC's operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on advertising, production, price controls, export controls, controls on currency remittance, increased income taxes, restrictions on foreign investment, land and water use restrictions and government policies rewarding contracts to local competitors or requiring domestic producers or vendors to purchase supplies from a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices could result in additional taxes, costs, civil or criminal fines or penalties or other expenses being levied on EMMAC's international operations, as well as other potential adverse consequences such as the loss of necessary permits or governmental approvals.

Furthermore, although EMMAC has begun production in Portugal with a view toward facilitating exports of its cannabis products to countries in the EU (or, as permissible, elsewhere) from Portugal, there is no assurance that these EU (or non-EU) countries will authorize the import of cannabis products from Portugal, or that Portugal will authorize or continue to authorize such exports, or that such exports will provide EMMAC with advantages over its current EU export strategy. Each country in the EU (or elsewhere) may impose restrictions or limitations on imports that require the use of, or confer significant advantages upon, producers within that particular country. As a result, EMMAC may be required to establish production facilities in one or more countries in the EU (or elsewhere) where it wishes to distribute its cannabis products in order to take advantage of the favorable legislation offered to producers in these countries.

Reliance on International Advisors and Consultants

The legal and regulatory requirements in the foreign countries in which the Company operates or will operate with respect to the cultivation and sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in the United States. The Company must rely, to a great extent, on local legal counsel, consultants and advisors retained by it in order to keep apprised of legal, regulatory and governmental developments as they pertain to and affect the Company’s business, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Board of Directors who have previous experience working and conducting business in these countries, if any, in order to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labour, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the Company’s control. The impact of any such changes may adversely affect the Company’s business, financial condition and results of operations.

EMMAC will face competition from other participants in the European medical cannabis sector

EMMAC faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where EMMAC operates (and intends to operate). Some competitors have longer operating histories and greater human resources, bigger or superior cultivation sites or more experience cultivating cannabis, greater manufacturing and marketing experience than EMMAC, or existing pharmaceutical operations or drug development experience. Competitor companies may have a larger local presence in a particular country, or a track-record in analogous industries in such country that establishes their credibility with regulators, partners, suppliers, distributors, customers or patients.

In addition, large pharmaceutical companies may enter the medical cannabis sector. Large pharmaceutical companies will have access to large research and development budgets, have recognised brands developed over many years, experience in bringing medical products to the market and are familiar to and trusted by regulators, doctors and patients.

Competition will intensify in all European markets as the medical cannabis industry opens up and develops, and the potential of medical cannabis is recognised. New operators will enter the market as legislators adopt a more permissive attitude towards medical cannabis. Existing operators in Canada and North America (which may compete with Curaleaf), many with experience and a track record cultivating and processing cannabis and manufacturing medical cannabis products, and with financial and human resources greater than European competitors, may enter the European market and/or make acquisitions to quickly establish a market presence.

EMMAC's competitors may develop more effective products for a particular illness or condition, or complete more comprehensive research on their products, or otherwise register intellectual property that establishes them as the market leader in a

CURALEAF HOLDINGS, INC.	2020 ANNUAL INFORMATION FORM - 45

particular country or field. Competitors may deliver more effective education, awareness, sales and/or marketing programs and be able to establish superior market share in any country or in relation to a specific illness or condition.

Competition from other competitors may also affect EMMAC's ability to: (i) pursue and complete acquisition and/or investment opportunities (or increase the cost of the same); (ii) pursue commercial opportunities with cultivation partners, contract manufacturers, suppliers or distributors in a particular country due to competition; and (iii) the ability of EMMAC to hire and/or retain key individuals.

There can be no assurance that increased competition from other companies in the medical cannabis sector will not have a material adverse effect on EMMAC's business, financial condition and results of operations.

Insurance companies may stop reimbursing costs of medical cannabis, or as the case may be in new markets, insurance companies may fail to reimburse medical cannabis prescriptions

In Germany, a key market for medical cannabis in Europe and a key market for EMMAC, a significant percentage of medical cannabis prescriptions are reimbursed in whole or in part pursuant to private health insurance policies held by patients. EMMAC believes insurance cover across Europe will increase (both in terms of the number of prescriptions reimbursed, the number of conditions for which reimbursement is available, and the number of countries where insurance companies reimburse some or all of costs incurred by patients) as the benefits of cannabis as a treatment option are more widely accepted, and importantly the cost of medical cannabis reduces and its cost effectiveness is compared to existing treatments and medicines more widely recognised. If this is not the case, and the number of prescriptions reimbursed falls or does not increase as expected, or medical cannabis for particular conditions is not available to patients under their insurance policies, or insurance is not available in new markets in Europe as either the efficacy of cannabis remains in doubt, or the cost of cannabis as a treatment option remains too high (compared to existing treatments), the number of prescriptions for medical cannabis will be less than forecast by analysts and the sales and revenues of EMMAC will be reduced.

Costs of building a European distribution network for medical cannabis may be higher than expected; establishing effective distribution channels may take longer than expected

Medical cannabis in Europe is a nascent industry; even industry leaders are building networks, supply-chains and distribution channels from a low base, often by mergers and acquisitions. Building large multi-country distribution networks may take longer than expected, and cost more than budgeted. Medical cannabis in Europe is not a single market and distribution of products in each country will be subject to separate and specific laws and regulations or specific application of EU regulations by those countries. If the cost of building a European wide distribution network is greater than expected, or it takes longer than forecast to establish reliable and effective sales channels across Europe or in any particular country (through the education of doctors and delivery of research differentiating EMMAC's products), the additional costs or delays incurred may have a material adverse effect on the financial performance and results of operations of EMMAC.

Reluctance of health professionals to adopt or prescribe medical cannabis until the results of comprehensive clinical trials are available

EMMAC is satisfied (based on third party research into the attitudes of doctors and patients) that a large number of doctors and patients in Europe are content that medical cannabis has potential benefits for patients suffering a wide range of conditions; however, it remains a significant risk to EMMAC that a large number of the same doctors and patients may not prescribe medical cannabis, or seek medical cannabis as a treatment option, unless and until the results of comprehensive clinical trials are available, confirming categorically the measured benefits of medical cannabis over a period of time, and providing evidence of the safety of medical cannabis (in isolation and in conjunction with a range of other drugs, licensed medicines and over-the-counter supplements that may be taken concurrently by patients, or in light of other lifestyle factors that may affect a particular part of a patient population (e.g. alcohol or other recreational drugs)).

National healthcare in the countries in which EMMAC operates may offer medical cannabis as alternative treatment

If the national healthcare providers in the countries in which EMMAC operates adopt cannabis as a treatment option for any condition, then they will endeavor to centrally procure approved medical cannabis products at the lowest price available in the market (and will potentially agree fixed term supply contracts with approved suppliers).

By way of illustration, the UK National Health Service ("NHS") provides free at the point of use healthcare for legal residents of the UK. If the NHS adopts cannabis as a treatment option for any condition, then it will endeavor to centrally procure approved

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medical cannabis products at the lowest price available in the market (and will potentially agree fixed term supply contracts with approved suppliers).

EMMAC is not the largest medical cannabis company (in terms of hectares under cultivation, product portfolio or manufacturing capability) and may not be able to compete with competitors in terms of large-scale production, product range or costs to supply these national healthcare providers. In this scenario, EMMAC may not establish significant market share in those countries and may be restricted to private patients which will be a much reduced share of the total medical cannabis market.

EMMAC relies on third parties to distribute its products and those distributors may not perform their obligations

In certain jurisdictions, EMMAC has appointed third party distributors. Distributors appointed by EMMAC are responsible for generating revenues from the sale of medical cannabis products and EMMAC is therefore dependent upon distributors performing their obligations in order to generate revenues. If these distributors fail to carry out their contractual duties, or if there is a delay or interruptions in the distribution of EMMAC's products or if these third parties lose their license(s) to import products or impose onerous contractual terms (including fees and commissions for distribution), it could negatively affect the revenue EMMAC is able to generate from sales.

EMMAC intends to appoint further distributors in Europe. If suitable distribution partners are not engaged (either because they are not identified or they have agreed exclusive terms with competitors, or their proposed contractual terms are not acceptable to EMMAC), then EMMAC may not be able to distribute its products in a particular country and expansion to new European markets may be slower than expected.

Protectionist policies adopted by countries in the European Union

At present there is no single market in the European Union for medical cannabis. There can be no guarantee that as regulations develop politicians and/or regulators will not seek to protect local suppliers. This may take the form of restrictions on where cannabis can be grown, or where manufacturing occurs. EMMAC currently cultivates medical cannabis in Portugal. If markets elsewhere in Europe restrict the ability of EMMAC to export medical cannabis products from Portugal (or Spain to the extent manufacturing occurs at Medalchemy) then the ability of EMMAC to distribute medical cannabis products widely in Europe will be restricted and EMMAC's market share may be lower than expected (or reduced to nil), which may have a material adverse effect on EMMAC's financial position and results of operations.

DIVIDENDS

The Company has not declared or paid any cash dividends on its securities in Fiscal 2018, Fiscal 2019 and Fiscal 2020, and does not currently anticipate paying any dividends on its securities, in the near term. The Company currently intends to reinvest its earnings to finance the growth of its business. Any future determination to pay dividends on its securities will be at the discretion of the Board of Directors and will depend on, among other things, the Company's results of operations, current and anticipated cash requirement and surplus, financial condition, contractual restrictions and financing agreement covenants, solvency tests imposed by corporate laws and other factors that the Board of Directors may deem relevant. See "Risk Factors".

DESCRIPTION OF THE CAPITAL STRUCTURE

The following is a summary of the material attributes and characteristics of the Company's authorized share capital. This summary may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company's articles, available on SEDAR on the Company's profile at www.sedar.com.

Authorized and Issued Share Capital

The Company's authorized share capital consists of (i) an unlimited number of Multiple Voting Shares; and (ii) an unlimited number of Subordinate Voting Shares. As at December 31, 2020, 93,970,705 Multiple Voting Shares and 569,831,140 Subordinate Voting Shares were issued and outstanding.

Multiple Voting Shares

Holders of Multiple Voting Shares are entitled to fifteen (15) votes in respect of each Multiple Voting Share held at all meetings of holders of shares, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as

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a class or series. The holders of the Multiple Voting Shares are entitled to receive any dividend, in cash or in property of the Company, declared by the Board of Directors in respect of the Subordinate Voting Shares (on an as-converted to Subordinate Voting Share basis), subject to the rights of the holders Subordinate Voting Shares. No dividend will be declared or paid on the Multiple Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares. In the event of the payment of a dividend in the form of shares, holders of Multiple Voting Shares shall receive Multiple Voting Shares, unless otherwise determined by the Board of Directors of the Company. The Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holder. The Multiple Voting Shares do not carry any pre-emptive, redemption, exchange or retraction rights, nor do they contain any purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities and any other material restrictions, or provisions requiring a securityholder to contribute additional capital.

Subordinate Voting Shares

Holders of Subordinate Voting Shares are entitled to one (1) vote in respect of each Subordinate Voting Share held at all meetings of holders of shares, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series. The holders of the Subordinate Voting Shares are entitled to receive any dividend declared, in cash or in property of the Company, by the Board of Directors in respect of the Subordinate Voting Shares, subject to the rights of the holders Multiple Voting Shares. No dividend will be declared or paid on the Subordinate Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Multiple Voting Shares. In the event of the payment of a dividend in the form of shares, holders of Subordinate Voting Shares shall receive Subordinate Voting Shares, unless otherwise determined by the Board of Directors. The holders of the Subordinate Voting Shares will be entitled to receive, subject to the rights of the holders of Multiple Voting Shares, the remaining property and assets of the Company available for distribution, after payment of liabilities, upon the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary. The Subordinate Voting Shares do not carry any pre-emptive, redemption, conversion, exchange or retraction rights, nor do they contain any purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities and any other material restrictions, or provisions requiring a securityholder to contribute additional capital.

Options & RSUs

As at December 31, 2020, there were 17,033,826 options to purchase Subordinate Voting Shares  issued and outstanding, whether vested or unvested (“Options”). Each Option gives its holder the right to purchase one Subordinate Voting Share. In addition, there were 2,553,297 restricted stock units (“RSUs”) issued and outstanding. Each RSU gives its holder the right to receive a Subordinate Voting Share or a cash payment equivalent to the Fair Market Value (as defined in the Plan) of a Subordinate Voting Share.

Stock and Incentive Plan

The Company's 2018 Stock and Incentive Plan (the "Plan") provides that the Board of Directors may, from time to time by resolution, grant to directors, officers, employees and consultants (who are natural persons) of the Company Options, Stock Appreciation Rights, Restricted Stock and RSUs, Performance Awards, Dividend Equivalents and Other Stock-Based Awards, as such terms are defined in the Plan. The purpose of the Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting and retaining employees, officers, consultants, advisors and Non-Employee Directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company’s business and to compensate such persons through various stock and cash-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company’s shareholders. The maximum number of Subordinate Voting Shares reserved for issuance under the Plan at any point and time is 10% of the issued and outstanding Subordinate Voting Shares, including the aggregate number of Subordinate Voting Shares issuable on conversion of the Multiple Voting Shares. A copy of the Plan is available on SEDAR on the Company's profile at www.sedar.com.

Constraints

There are no constraints imposed on the ownership of securities of Curaleaf to ensure a certain level of Canadian ownership of Curaleaf.

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Ratings

Curaleaf has not requested nor, to management's knowledge, has Curaleaf received any ratings from any rating organizations in respect of any securities of the Company.

MARKET FOR SECURITIES AND TRADING PRICE AND VOLUME

Trading Price and Volume

The Subordinate Voting Shares are listed and traded under the symbol "CURA" on the CSE. The following table shows the monthly range of high and low prices per Subordinate Voting Share at the close of market (CSE), as well as monthly volumes and average daily volumes of the Subordinate Voting Shares traded on the CSE from January 1, 2020, being the date of the first trading day of Fiscal 2020, to December 31, 2020, being the end of the Company's most recently completed fiscal year:

Month	Price per Common Share (C$) Monthly High	Price per Common Share (C$) Monthly Low	Subordinate Voting Shares Total Monthly Volume	Subordinate Voting Shares Average Daily Volume
January 2020	$9.92	$7.60	7,586,476	361,261
Febrary 2020	$9.56	$5.80	5,161,083	271,636
March 2020	$7.24	$3.72	11,424,365	519,289
April 2020	$6.91	$4.83	4,734,848	225,469
May 2020	$9.39	$5.86	5,215,892	260,795
June 2020	$8.29	$6.95	4,540,658	206,394
July 2020	$11.79	$7.47	9,796,106	445,278
August 2020	$12.75	$10.33	11,137,432	530,354
September 2020	$11.10	$8.82	7,658,318	364,682
October 2020	$12.99	$9.33	11,195,128	508,869
November 2020	$15.00	$12.42	20,272,554	1,013,628
December 2020	$16.73	$14.18	14,446,225	656,647

The Company's Subordinate Voting Shares are also listed on the OTCQX under the symbol "CURLF".

The Multiple Voting Shares are not listed for trading on any stock exchange.

Prior Sales

The following tables summarize details of the following securities that are not listed or quoted on a market place issued by Curaleaf, during the most recently completed financial year end.

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Options

Pursuant to the Plan, during the most recently completed financial year, the Company issued the following Options:

Date of Issuance	Number of Options(1)	Exercise Price	Expiry Date	Grant Date Fair Value
January 30, 2020(2)	5,257,209	$13.19	July 30, 2022 & January 30, 2030	$9.54
March 27, 2020(3)	815,988	$5.44	March 27, 2030	$5.93
April 2, 2020(3)	323,922	$4.94	April 2, 2030	$5.05
May 20, 2020(3)	587,496	$7.94	May 20, 2030	$7.94
August 19, 2020(3)	28,928	$11.60	August 19, 2030	$11.60
November 20, 2020(3)	88,948	$12.77	November 20, 2030	$12.77
December 29, 2020(3)	24,230	$16.00	December 29, 2030	$16.00

Note:

(1)	Vested and non-vested.
(2)	Issued as "rollover options" to former holders of options to purchase stock of Cura Partners, in connection with the Cura Transaction.
(3)	Issued to certain officers and directors of the Company, pursuant to the Plan

RSUs

Pursuant to the Plan, during the most recently completed financial year, the Company issued the following RSUs:

Date of Issuance	Number of RSUs	Exercise Price	Expiry Date	Grant Date Fair Value
March 27, 2020	942,122	N/A	N/A	$5.93
April 2, 2020	565,292	N/A	N/A	$5.05
August 19, 2020	227,105	N/A	N/A	$11.60
August 25, 2020	17,543	N/A	N/A	$11.29
November 20, 2020	58,929	N/A	N/A	$12.77
December 29, 2020	9,029	N/A	N/A	$16.00

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Certain directors, officers and significant shareholders of the Company entered into lock-up agreements pursuant to which such parties have agreed, subject to customary carve-outs and exceptions, not to sell any Subordinate Voting Shares (or announce any intention to do so), or any securities issuable in exchange therefor. Further, certain securities of the Company are held in escrow by Odyssey Trust Company, as escrow agent. To the Company's knowledge, the following securities are therefore in escrow or subject to contractual restrictions on transfer as of December 31, 2020:

Class of Securities	Number of Securities in Escrow or Subject to a Contractual Restriction on Transfer	Percentage of Class
Multiple Voting Shares	12,407,156	13.20%
Subordinate Voting Shares	345,106,165(1)	60.55%

Note:

(1)     Include 12,851,005 Subordinate Voting Shares escrowed in connection with the Grassroots Transaction, as described in "General Development of the Business – Recent Developments – GR Companies, Inc.". These Subordinate Voting Shares are escrowed pursuant to an escrow agreement dated July 2020 entered between the Company, the Seller Representative (as such term is defined in the Grassroots Agreement) and Odyssey Trust Company, as escrow agent. Pursuant to the Grassroots Agreement, the escrowed Subordinate Voting Shares will be released on the 180th day following the first anniversary of the closing of the Grassroots Transaction, for distributions to the former holders of common stock of Grassroots.

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DIRECTORS AND OFFICERS OF THE COMPANY

The following table sets out, for each of the Company's directors and executive officers, the person's name, age, State and country of residence, position with the Company, principal occupation(s) during the last five (5) years, and the date on which the person became an officer or director. The Company's directors are elected annually and, unless re-elected, will retire from office at the end of the next annual general meeting of shareholders.

All of the directors and executive officers of the Company, collectively as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 73,987,630 Subordinate Voting Shares (or approximately 13.2% of Subordinate Voting Shares) and 93,970,705 Multiple Voting Shares (or 100.0% of Multiple Voting Shares).

Under NI 52-110, an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with a director's exercise of independent judgment. Mr. Boris Jordan, the control person and the Executive Chairman of the Company, Joseph Lusardi, Executive Vice Chairman of the Company, and Mitchell Kahn, director of the Company and co-founder and CEO of Grassroots, are not considered independent and Jaswinder Grover, Karl Johansson and Peter Derby are considered independent.

Directors

Name and State and Country of Residence	Age	Position(s) with the Company	Director of the Company Since	Principal Occupation(s) for Past Five (5) Years
Boris Jordan(1)(2) Florida, USA	54	Executive Chairman	Jan-13	The Sputnik Group, Founder; Renaissance Insurance, Founder and Chairman
Joseph Lusardi Massachusetts, USA	47	Executive Vice Chairman	Mar-16	Massapoag Advisors, Principal and Founder
Jaswinder Grover Nevada, USA	55	Director	Feb-20	Allegiant Institute and the Smoke Ranch Surgery Center, Founder, Developer and Owner at
Karl Johansson(2)(3) Minnesota, USA	71	Director	Oct-18	Ernst & Young, Managing Partner
Peter Derby(1)(4) New York, USA	60	Director	Oct-18	Concinnity Advisors, LP, Founder
Mitchell Kahn Illinois, USA	60	Director	Jul-20	Grassroots, Co-founder and CEO; Greenhouse Group LLC, Principal and CEO; Frontline Real Estate Partners, Principal and CEO.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Chair of the Audit Committee
(4)	Chair of the Compensation Committee

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Executive Officers who do not also serve as Directors

Name and State and Country of Residence	Age	Position(s) with the Company	Officers of the Company Since	Principal Occupation(s) for Past Five (5) Years
Joseph Bayern Massachusetts, USA	57	Chief Executive Officer	Dec-19	Indus, President; VOSS, CEO and COO; Dr. Pepper Snapple Group, Executive VP, and Cadbury
Jim Shorris Massachusetts, USA	60	Chief Compliance Officer	Mar-20	BMO Capital Markets, Vice President & Chief Compliance Officer; and Programs at Citizen's Bank, Chief Compliance Officer of Enterprise Regulatory
Neil Davidson Massachusetts, USA	49	Chief Operating Officer	Jan-19	Deluxe Entertainment Services Group, Chief Financial Officer, Strategic Advisor, Bally Technologies, Chief Financial Officer
Michael Carlotti(1) Nevada, USA	50	Chief Financial Officer	Jan-20	Indus Holdings, CFO; MGM Resorts International, SVP and Treasurer
Jason White(2) California, USA	44	Chief Marketing Officer	Feb-20	Cura Cannabis Solutions, Chief Marketing Officer; Apple, Senior Director
Peter Clateman New York, USA	53	Chief Legal Officer	Jul-17	The Sputnik Group, General Counsel and Chief Compliance Officer; Renaissance Capital, and VR Capital

Notes:

(1)	Effective March 31, 2021, Mr. Carlotti entered into a medical leave of absence and, to cover for the temporary vacancy created in connection with Mr. Carlotti’s leave of absence, Ms. Christine Taylor, the Senior Vice President – Finance & Accounting, will cover the day-to-day responsibilities of the Chief Financial Officer.
(2)	Effective April 2, 2021, Jason White left the Company.

Biographies

The following are brief profiles of the Company's directors and executive officers.

Directors

Boris Jordan, Executive Chairman of the Board of Directors (Age 54)

Mr. Jordan is an American businessman, co-founder of Renaissance Capital Group and The Sputnik Group, two international investment and advisory firms. In the early 1990's, Mr. Jordan was considered a key player in the development of the Russian stock market and was a leader in the privatization of Russian State assets. Mr. Jordan is a longstanding Member of the Council on Foreign Relations and a member of The Board of Trustees of New York University. After founding The Sputnik Group in 1999, Mr. Jordan has led the company in its investments in emerging industries, including investments in Renaissance Insurance, a company where Mr. Jordan is President and the Chairman of the Board of Directors. Mr. Jordan built Renaissance Insurance into one of the leading insurance groups in the Russian market. Since acquiring majority control of Curaleaf in 2014, Mr. Jordan has been impactful in the Company's emergence as an industry leader. Mr. Jordan serves as a member of the Audit Committee of the Company, as well as a member of the Compensation Committee. Mr. Jordan holds a B.A. from New York University.

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Joseph F. Lusardi, Executive Vice Chairman (Age 47)

Mr. Lusardi is a pioneer in the U.S. cannabis industry and is credited with opening one of the first medical cannabis operations on the East Coast. Mr. Lusardi has almost a decade of cannabis experience through which he has cultivated bottom-up expertise in cannabis company implementation and management, as well as 20 years' experience in finance, private equity and entrepreneurship. He previously held executive positions at financial services companies including Liberty Mutual Group, Fidelity Investments, and Affiliated Managers Group. At Curaleaf, Mr. Lusardi has been instrumental in developing an organizational strategy focused on bringing the Company's commitment to the advancement of cannabis science to all Curaleaf subsidiaries, and, ultimately, patients in need of medical cannabis. To support this effort, he raised over $100 million dollars to invest into the Company's infrastructure, research and development, and staff. Mr. Lusardi continues to guide corporate strategy with a focused view on the continual improvement of best practices. Mr. Lusardi has a B.B.A. from The Catholic University of America and an M.B.A. from Boston College.

Jaswinder Grover, MD (Age 55)

Jaswinder Grover, MD is an orthopedic and spine surgeon who has practiced in Las Vegas, Nevada for the past 25 years.   Dr Grover is the founder, developer, and the owner of the Allegiant Institute and the Smoke Ranch Surgery Center, a referral center for patients with spine and pain disorders, which together employ more than 100 people in Las Vegas, Nevada. Originally from India, he spent his childhood in England and migrated to the United States as a teenager.  He was invited to attend UCLA School of Medicine as an early acceptance for gifted students after only three years of college graduating with his MD at the age of 23. He performed his residency in orthopedic and trauma surgery at the USC - Los Angeles County Medical Center for five years. He thereafter served as fellow of spinal cord injury at the University of British Columbia, fellow of cervical spine reconstructive surgery at McGill University, Montreal, and fellow of spinal deformity and lumbar reconstruction surgery Nottingham Center for spine surgery in England. He started his practice in Las Vegas, Nevada in 1995 as associate professor of orthopedic surgery at the University Medical Center attending to the most complex spine and pelvis injuries. In 2004, he began the Nevada Spine Clinic and Center for Special Surgery, a private practice dedicated to the evaluation, care and treatment for patients with spinal disorders.  The center has since evolved to become the Allegiant Institute, a comprehensive referral center for patients with spine, musculoskeletal, and pain disorders both acute and chronic, providing complete assessment and treatment options for affected patients. The Institute encompasses imaging and MRI facilities, a pain management division offering both pharmacological and advanced interventional options, regenerative and stem cell therapies, and advanced surgical solutions both major reconstructive when necessary, and when possible minimally invasive outpatient technologies.   The Institute is associated with the Smoke Ranch Surgery Center, a Joint Commission for the Accreditation for Hospitals accredited center. Over his career, Doctor Grover has personally performed over 12,000 spine surgeries and has pioneered various outpatient techniques in minimally invasive spine surgery. He is a member of the American Medical Association, the North American Spine Society, and a fellow of the American Academy of Orthopedic Surgeons. Doctor Grover remains actively involved as a consultant and surgeon.

Karl Johansson, Director (Age 71)

Mr. Johansson has broad experience in multinational accounting and the co-ordination of international tax engagements, mergers and acquisitions, and due diligence projects in key global markets. From 1995 to 2000, Mr. Johansson was a Managing Partner of Ernst & Young CIS, after which he was a Regional Partner for Eastern Europe countries, including CIS (Vienna, Austria). From 2006 to 2014, he worked as a Managing Partner of Ernst & Young CIS in Moscow. While in Russia, he was a coordinator of the Foreign Investment Advisory Council (FIAC). Mr. Johansson has been a member of the Emerging Europe Business Council and Corporate Governance Task Force of the World Economic Forum, as well as the Foreign Investment Advisory Councils of Kazakhstan, Ukraine and Latvia. Mr. Johansson serves as the Chair of the Audit Committee of the Company, as well as a member of the Compensation Committee. Mr. Johansson received a Bachelor's degree from the University of Minnesota and a Juris Doctor degree from the University of Pennsylvania.

Peter Derby, Director (Age 60)

Peter Derby is a founding partner of Concinnity Advisors, LP, the sub-advisor with investment discretion for the Capital Stewardship Strategy, which was formed in 2011. From 2008 to 2011, Mr. Derby was a portfolio manager at Diamondback Advisors NY, LLC. From 2007 to 2008, he was a founding member of The Concinnity Group, LLC. During William H. Donaldson's tenure as Chairman of the Securities Exchange Commission, from 2003 to 2005, Mr. Derby served as the Securities Exchange Commission's Managing Executive for Operations and Management. In 1989, he participated in the founding of DialogBank, the first private Russian bank to receive an international banking license. At DialogBank, Mr. Derby served as Chairman of the board of directors from 1997 to 1998, as President and Chief Executive Officer from 1991 to 1997 and as Chief Financial Officer from 1990 to 1991. Mr. Derby also founded the first Russian investment firm in 1991, Troika Dialog, where he served as Chairman of the board of directors from 1996 to

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1997 and as President and Chief Executive Officer from 1991 to 1996. Prior to his tenure in Russia, he was a Corporate Finance Officer at National Westminster Bank USA from 1985 to 1990 and an Auditor at Chase Manhattan Bank from 1983 to 1985. Mr. Derby serves as the Chair of the Compensation Committee of the Company, as well as a member of the Audit Committee. Mr. Derby earned a B.S. in accounting, finance and international finance from New York University in 1983.

Mitchell Kahn (Age 60)

Over his career, Mitchell Kahn has demonstrated a successful track record of business management, strong leadership, and entrepreneurship. Kahn graduated from University of Wisconsin School of Business and received his JD from Northwestern University Law School.  After beginning his career as a transactional attorney focused on both real estate and corporate M&A transactions, he served as Senior Vice President at Sportmart, growing the company’s retail footprint from 20 to 70 stores. He then co-founded Hilco, a leading real estate restructuring, disposition valuation and appraisal firm. Kahn served as President and CEO and grew the business to more than 30 employees and annual revenues in excess of $15,000,000. In 2010, Kahn co-founded Frontline Real Estate Partners, a real estate investment and advisory company with expertise in the acquisition, development, management, disposition and leasing of commercial real estate properties throughout the United States. The company has acquired properties valued at more than $125,000,000 and has built a successful brokerage and property management business currently managing more than two million square feet of properties. Kahn actively serves as Chairman of Frontline Real Estate Partners.  In 2014, Kahn co-founded Grassroots Cannabis to provide safe and efficacious cannabinoid products to consumers. As CEO of the largest private, vertically integrated, cannabis operation in the United States, he established operations in 11 states, obtained more than 60 licenses, and empowered over 1100 employees. Today, Kahn serves on multiple boards and is actively involved in numerous charitable and community organizations.

Executive Officers who do not also serve as Directors

Joseph Bayern, Chief Executive Officer (Age 57)

Mr. Bayern has over 20 years of executive leadership experience in consumer-packaged goods companies, and is responsible for driving overall operational excellence and revenue growth at Curaleaf.  He joins Curaleaf from INDUS Holdings, a vertically integrated cannabis company, where he served as President since January 2019. Before INDUS, Mr. Bayern served as chief executive officer and chief operating officer of the global beverage leader VOSS of Norway. Prior to this, he spent 15 years playing an integral role in several large-scale business transformations, with achievements that include the creation of the $6 billion Dr. Pepper Snapple Group, and the transformation of Cadbury into a singularly focused confectionary leader. Mr. Bayern has a Bachelor of Business Administration in Accounting from Adelphi University.

Jim Shorris, Chief Compliance Officer (Age 60)

Jim Shorris is Curaleaf's Chief Compliance Officer. Before joining Curaleaf, Jim was most recently Chief Compliance Officer of BMO Capital Markets in NY and Toronto. He was responsible for developing, implementing, and managing global capital markets compliance programs with a team of more than 60 professionals. Prior to that, Jim was Chief Compliance Officer of Enterprise Regulatory Programs at Citizen’s Bank. He also served as Executive Director of Enforcement for the regulator FINRA for seven years. Jim began his career as an Assistant District Attorney in Manhattan. Jim holds a BA from Macalester College and a JD from Case Western Reserve University School of Law.

Neil Davidson, Chief Operating Officer (Age 49)

Mr. Davidson is an accomplished financial professional with experience leading publicly-traded and private equity owned businesses. He is responsible for leading and managing the Company's finance function and actively partnering with the executive leadership team on financial and overall business issues, including the strategic direction of the Company. Prior to joining Curaleaf, Mr. Davidson served as Chief Financial Officer for Deluxe Entertainment Services Group. Prior to that, he spent nine years at Bally Technologies, Inc. where he rose through the ranks to become its Chief Financial Officer. During that time, he gained extensive experience driving capital market and M&A activities for the company and was instrumental in orchestrating the sale of the business to Scientific Games Corporation (NASDAQ: SGMS).

Michael Carlotti, Chief Financial Officer (Age 50)

Michael Carlotti is Curaleaf's Chief Financial Officer, responsible for leading the Company's finance, capital markets, M&A, treasury and investor relations functions. Prior to joining Curaleaf, Mr. Carlotti was the Chief Financial Officer for a Nevada-based cannabis company. Mr. Carlotti spent nearly a decade in the gaming industry including having served as Senior Vice President and

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Treasurer at MGM Resorts International, an S&P 500 global entertainment company. He began his career in investment banking with positions at Smith Barney, Donaldson, Lufkin & Jenrette and Wachovia Securities. Mr. Carlotti holds a Masters in Business Administration from the University of California, Los Angeles. See note 1 above under the “Executive Officers who do not also serve as Directors” table regarding Mr. Carlotti’s recent temporary leave of absence from the Company.

Jason White, Chief Marketing Officer (Age 44)

Jason White was Curaleaf's Chief Marketing Officer as of December 31, 2020. He brings 20 years of experience as an award-winning marketing professional and has built a highly acclaimed career creating culture-shaping ideas for Fortune 100 companies. Prior to joining Select in January 2019, Mr. White was the Global Head of Marketing for Beats by Dre, which was acquired by Apple in 2014. He also served as Managing Director at Wieden + Kennedy Shanghai for lead client Nike as they prepared for the 2008 Beijing Olympics and as Global Account Director on Nike at Wieden + Kennedy in Portland, Oregon, developing campaigns for LeBron James, Kobe Bryant and Tiger Woods. He is currently a board member at The Initiative, Marcus Graham Project and the digital lab Chinatown Bureau, as well as founder and board member of Possible Plan. Jason holds a BA from Georgetown University. Effective April 2, 2021, Jason White left the Company.

Peter Clateman, Chief Legal Officer (Age 53)

Peter Clateman has almost than 25 years of legal experience in investing and investment funds, including almost 20 years as general counsel. He has served as GC and CCO of The Sputnik Group and Renaissance Capital, as well as VR Capital, an award-winning, distressed-asset fund with more than $2 billion under management. Mr. Clateman also served as head of Legal and was a Management Board Member of UC Rusal during its acquisition of SUAL and assets of Glencore to become the world's biggest aluminum company. He previously was an associate with Skadden Arps Slate Meagher and Flom.

Cease Trade Orders, Bankruptcy/Insolvency Proceedings, Penalties and Sanctions

None of the Company's directors or executive officers has, within the 10 years prior to the date of this Annual Information Form, been a director or officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity) was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days.

None of the Company's directors or executive officers has, within the 10 years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such director or executive officer, been a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company has: (i) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors, officers and promoters of the Company also holding positions as directors or officers of other companies. They also invest and may invest in businesses, including in the cannabis sector, that compete directly or indirectly with the Company or act as customers or suppliers of the Company. Some of the individuals that are directors and officers of the Company have been and will continue to be engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Company will be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies provided under BCBCA.

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To the best of the Company's knowledge, other than as disclosed elsewhere in this Annual Information Form, there are no known existing or potential material conflicts of interest among the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company as a result of their outside business interests except that: (i) certain of the Company's or its subsidiaries' directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies, and (ii) certain of the Company's or its subsidiaries' directors and officers have portfolio investments consisting of minority stakes in businesses that may compete directly or indirectly with the Company or act as a customer of, or supplier to, the Company. See "Interest of Management and Others in Material Transactions".

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company may from time to time be involved in legal administrative and other proceedings of a nature considered normal to our business. Other than the legal proceedings described below, we believe that none of the litigation in which we are currently involved, or have been involved since the beginning of the most recently completed financial year is, individually or in the aggregate, material to our combined financial condition or results of operations. For further discussion, see "Risk Factors".

Connecticut

Curaleaf is currently undergoing an appraisal process in accordance with a previous agreement between Curaleaf and certain former minority shareholders of its Connecticut operations. Pursuant to the Second Amended and Restated Operating Agreement of Doubling Road Holdings, LLC, the holders of a majority of the Series A-2 Units of Doubling Road Holdings, LLC (collectively, the "Holders") had the right to require that PalliaTech CT or any of its affiliates purchase (the "Put Right") all of the Series A-2 Units in exchange for shares of PalliaTech, Inc. (now Curaleaf, Inc., the Company’s main U.S. subsidiary), the parent of PalliaTech CT, pursuant to a defined “Buy-Out Exchange Ratio.”  On October 25, 2018, the Holders, Curaleaf, and others entered into a Stipulation of Settlement in order to resolve a dispute with respect to the applicable Buy-Out Exchange Ratio for the Put Right.  The Stipulation of Settlement provided, among other things, that PalliaTech CT, would purchase the Holders’ interests in exchange for (1) a payment of $40.14 million; (2) 4,755,548 Subordinate Voting Shares; and (3) the potential for additional equity in Curaleaf depending on the results of a “Settlement Second Appraisal.”  Pursuant to the Settlement Second Appraisal, dated December 12, 2019, and the terms of the Stipulation of Settlement, the Holders received 2,016,859 additional Subordinate Voting Shares. On January 23, 2020, the Holders filed new claims in arbitration including for fraudulent inducement and breach of contract, relating primarily to a lock-up agreement that the Holders signed in connection with the Stipulation of Settlement. A schedule for the arbitration has not yet been established.

Florida

Curaleaf's subsidiaries in Florida was involved in an arbitration and litigation against certain minority shareholders of its Florida operations. On December 10, 2018, Jayson Weisz ("Weisz") and SRC Medical Partners, LLC ("SRC") initiated an arbitration against PalliaTech Florida.  On March 19, 2019, Weisz and SRC derivatively, on behalf of PalliaTech Florida filed a complaint against defendants Curaleaf Florida, LLC, Palliatech Florida, Inc., Joseph Lusardi, and Boris Jordan in the Complex Business Litigation Section in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida. Plaintiffs’ derivative Complaint seeks the judicial dissolution of Curaleaf Florida LLC and asserts various causes of action against the defendants, including for breach of contract, civil conspiracy, breach of fiduciary duty, fraudulent transfer, and a declaratory judgment appointing Robins to the Board of Managers.  On January 10, 2020, Weisz, JRF Group, and the Curaleaf entities entered into a Stipulation of Settlement pursuant to which all claims of Weisz and JRF Group against the Company and its affiliates were release without compensation and the Company purchased JRF Group’s interest in PalliaTech Florida for consideration of 1,772,062 Subordinate Voting Shares and $2.5 millon in cash.  During February 2020, SRC, PalliaTech Florida, PalliaTech Florida, Inc., and Lusardi participated in a final arbitration hearing.  In June 2020, the arbitrator issued a final order regarding SRC’s claims in the dispute.  While no damages were awarded, the Company was ordered to buyout SRC’s interest in PalliaTech Florida. Based on the order, the parties agreed that Curaleaf would acquire SRC’s interest in PalliaTech Florida for no cash and 2,375,000 Subordinate Voting Shares. In addition, in connection with this transaction, the Company agreed to pay SRC  $1.75 million in cash to retire principal and interest on the half of the Secured Promissory Note – 2029 held by SRC. The acquisition and retirement of the note were completed on August 17, 2020. See "General Development of the Business – Three Year History – 2020 – PalliaTech Florida".

Securities Class Action

On August 5, 2019, a purported class action was filed against Curaleaf, Joseph Lusardi, Neil Davidson, and Jonathan Faucher in the United States District Court for the Eastern District of New York on behalf of persons or entities who purchased or otherwise

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acquired publicly traded securities of the Company from November 21, 2018 to July 22, 2019. On January 6, 2020, an Amended Class Action Complaint was filed against the defendants. The Amended Class Action Complaint alleges that the defendants made materially false and/or misleading statements regarding Curaleaf’s CBD products based on a July 22, 2019 letter received from the U.S. Food and Drug Administration ("FDA Letter"). According to the Amended Class Action Complaint, the FDA Letter states that several of the CBD products sold on Curaleaf’s website were “misbranded drugs” in violation of the Federal Food, Drug, and Cosmetic Act. The Amended Class Action Complaint asserts claims (1) against all Defendants for alleged violations of Section 10(b) of the Exchange Act and (2) against Lusardi, Davidson, and Faucher for alleged violations of Section 20(a) of the Exchange Act. On March 6, 2020, the Defendants filed a motion to dismiss arguing that the Amended  Class Action Complaint failed to allege (1) any false or misleading statement or omission, (2) scienter, (3) any domestic transactions, or (4) control person liability. On February 15, 2021, the Company’s motion to dismiss was granted with prejudice.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this Annual Information Form, there are no material interests, direct or indirect, of any anticipated or current director or executive officer of the Company, any shareholder that beneficially owns, or controls or directs (directly or indirectly) more than 10% of any class or series of the Company's outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company or a subsidiary of the Company.

Companies affiliated with Mr. Boris Jordan, the control person and Executive Chairman of the Company, have provided consulting services to Curaleaf, Inc. related to financial analysis, business planning, recruiting, logistical support and other matters. Consulting fees and expense reimbursement paid by Curaleaf, Inc. for such services were, $3,152,303, and $1,135,329, $1,253,354 in Fiscal 2018, Fiscal 2019 and Fiscal 2020 respectively.

In February 2020, the Company closed the acquisition of Cura Partners, a corporation in which Mr. Boris Jordan, the control person and Executive Chairman of the Company, held an indirect interest. Further, in July 2020, the Company acquired Verdure, an entity in which the Company’s Executive Vice Chairman, Joseph Lusardi held a 50% ownership interest. Also, in August 2018, Curaleaf acquired the remaining interest of Curaleaf MA from PT Holdings, LLC, a company of which the Company's Executive Vice Chairman, Joseph Lusardi, is a member. In April 2021, the Company closed the acquisition of EMMAC, a transaction in which Mr. Boris Jordan, the control person and Executive Chairman of the Company, held an indirect interest. See the "General Developments of the Business – Recent Developments" and "General Developments of the Business – Three Year History" sections of this Annual Information Form.

INDEPENDENT AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Antares Professional Corporation, Chartered Professional Accountant ("PKF Antares"), and the transfer agent and registrar for the Subordinate Voting Shares is Odyssey Trust Company at its principal offices in Calgary, Alberta and Vancouver, British Columbia.

PROMOTER

No person or company has been within two years immediately preceding the date of this Annual Information Form, a promoter of the Company.

MATERIAL CONTRACTS

The following is the only material contract, other than those contracts entered into in the ordinary course of business, which the Company or one of its subsidiaries has entered into within the last financial year or before the last financial year, but which are still in effect and which is required to be filed with Canadian securities regulatory authorities in accordance with Section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations:

•     the Financing Agreement, as amended pursuant to the Financing Agreement Amendment (described under "General Development of the Business – Three Year History – 2019 – Senior Secured Term Loan Facility").

A copy of the above material contract is available on the Company's SEDAR profile at www.sedar.com.

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INTEREST OF EXPERTS

No person or company who is named as having prepared or certified a report, valuation, statement or opinion described or included in, or referred to in, a filing made under National Instrument 51-102 – Continuous Disclosure Obligations by the Company during, or relating to, our most recently completed financial year, or whose profession or business gives authority to such report, valuation, statement or opinion, holds any registered or beneficial interest, direct or indirect, in any of our securities or other property of our Company or one of our associates or affiliates and no such person or company, or a director, officer or employee of such person or company, is expected to be elected, appointed or employed as one of our directors, officers or employees or as a director, officer or employee of any of our associates or affiliates and no such person is one of our promoters or the promoter of one of our associates or affiliates.

PKF Antares has performed the audit in respect of the annual audited consolidated financial statements of the Company for the year ended December 31, 2020 and issued independent auditor's reports thereon. PKF Antares has also confirmed that it is independent with respect to the Company in accordance with the ethical requirements that are relevant to its audits of the Company's consolidated financial statements in Canada.

AUDIT COMMITTEE

The Audit Committee assists the Board of Directors in fulfilling its responsibilities for oversight of financial and accounting matters. The Audit Committee is responsible for monitoring the Company's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents, including the Company's annual audited consolidated financial statements and unaudited interim consolidated financial statements, and monitoring the performance and independence of the Company's external auditors. The Audit Committee is responsible for reviewing with management the Company's risk management policies, the timeliness and accuracy of the Company's regulatory filings and all related party transactions as well as the development of policies and procedures related to such transactions.

The Audit Committee also pre-approves all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities.

The Audit Committee of the Company is comprised of the following three directors. Also indicated is whether they are "independent" and "financially literate" within the meaning of NI 52-110. See the respective biography of each member of the Audit Committee under “Directors and officers of the Company” for a description of the education and experience that are relevant to the performance of their responsibilities as members of the Audit Committee.

Name of Member	Independent(1)	Financially Literate(2)
Boris Jordan	No	Yes
Peter Derby	Yes	Yes
Karl Johansson(3)	Yes	Yes

Notes:

(1)    A member of the Audit Committee is independent if he or she has no direct or indirect "material relationship" with the Company. A material relationship is a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment. An executive officer of the Company, such as the President or Secretary, is deemed to have a material relationship with the Company.

(2)    A member of the Audit Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

(3)    Chair of the Audit Committee.

The Audit Committee operates under a written charter, which is attached hereto as Appendix 'A' and which sets forth the purpose, composition, authority and responsibility of the Audit Committee. Further, the Audit Committee adopted a whistleblower policy to handle complaints, reports and concerns by any individual regarding actual or potential violations of any applicable law and other suspected wrongdoing, including questionable accounting practices and conduct prohibited under the Company's policies.

CURALEAF HOLDINGS, INC.	2020 ANNUAL INFORMATION FORM - 58

Independent Auditors Fees

In Fiscal 2020 and Fiscal 2019, the Company was billed the following fees by its external auditors:

($'000)	Fiscal 2020	Fiscal 2019
Audit Fees(1)	1,001	534
Audit-Related Fees(2)	279	216
Tax Fees(3)	—	—
All Other Fees(4)	63	6
Total Fees Paid	1,343	756

Notes:

(1)             Fees necessary to perform the annual audit or quarterly review of our consolidated financial statements.

(2)             Fees for assurance and related services that are reasonably related to the performance of the audit and review of the Company’s financial statements other than those included in "Audit Fees".

(3)             Fees for tax compliance, tax advice and tax planning, for example in the context of internal reorganizations or acquisitions.

(4)             All other fees not included above.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com under the Company's profile.

Additional information, including, without limitation, directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for its annual meeting of shareholders.

Additional information is provided in the audited consolidated financial statements and management's discussion and analysis of the Company for Fiscal 2020.

GLOSSARY OF TERMS

“2018 Farm Bill” has the meaning ascribed thereto under under “United States Regulatory Overview – Regulation of Cannabis in the United States Federally”.

“Acres” has the meaning ascribed thereto under “General Development of the Business — Three Year History – 2020 – Acres Cultivation LLC and Acres Medical, LLC, each a Nevada limited lialibity company”.

“Acres Earn-Out” has the meaning ascribed thereto under “General Development of the Business — Three Year History – 2020 – Acres Cultivation LLC and Acres Medical, LLC, each a Nevada limited lialibity company”.

"Amalgamation" has the meaning ascribed thereto under "Corporate Structure — Incorporation and Office".

"Annual Information Form" has the meaning ascribed thereto under "Explanatory Notes — Introductory Information".

“Annual MD&A” has the meaning ascribed thereto under “Risk Factors”.

"AR DOH" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Arkansas Operations".

"Arizona Convertible Note" has the meaning ascribed thereto under "General Development of the Business — Three Year History – 2018".

"Arrow Companies" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Arrow Alternative Care, Inc., Arrow Alternative Care #2, Inc., Arrow Alternative Care #3, Inc., each a Delaware corporation”.

CURALEAF HOLDINGS, INC.	2020 ANNUAL INFORMATION FORM - 59

“ATCs” has the meaning ascribed thereto under “United States Regulatory Overview – Regulation of Cannabis in the United States Federally – New Jersey Operations”.

“ATC Permits” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2020 – Curaleaf NJ, Inc., a New Jersey corporation”.

“ATG” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2020 – Acquisition of Alternative Therapies Group’s Cultivation and Processing Operations”.

"Audit Committee" means the audit committee of the Board of Directors.

"AUDO" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Illinois Operations".

“AZDHS” has the meaning ascribed thereto under “United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Arizona Operations”.

"Bank Secrecy Act" means the United States Currency and Foreign Transactions Reporting Act of 1970.

"Base Price" has the meaning ascribed thereto under "General Development of the Business — Three Year History – 2019 – Eureka Investment Partners, LLC, a Nevada limited liability company”.

"BCBCA" means the Business Corporations Act (British Columbia), as amended.

"Blue Kudu" has the meaing ascribed thereto under "General Development of the Business – Three Year History – 2020 – Virginia’s Kitchen LLC, a Colorado company d/b/a Blue Kudu”.

"Board of Directors" means the board of directors of the Company.

"Business Combination" has the meaning ascribed thereto under "Corporate Structure — Incorporation and Office".

"CBD" means cannabidiol.

"CBP" has the meaning ascribed thereto under "Business of the Company – Compliance and Monitoring".

"CCC" has the meaning ascribed thereto under "General Development of the Business — Three Year History — 2019 – Approval for Change of Ownership and Control in Massachusetts”.

“CCO” has the meaning ascribed thereto under “Business of the Company – Compliance and Monitoring”.

"Cetus" has the meaning ascribed thereto under "General Development of the Business — Three Year History — 2018".

"Cetus Senior Debt" has the meaning ascribed thereto under "General Development of the Business — Three Year History — 2018".

"CLF AZ" means CLF AZ, Inc., a subsidiary of the Company, formerly named PalliaTech AZ, Inc.

"CLNJ APA" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Curaleaf NJ, Inc., a New Jersey corporation”.

"CMCA" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Florida Operations"

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Cole Memorandum" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally".

CURALEAF HOLDINGS, INC.	2020 ANNUAL INFORMATION FORM - 60

"Company" has the meaning ascribed thereto under "Explanatory Notes — Introductory Information".

"Compensation Committee" means the compensation committee of the Company.

"Complaint" has the meaning ascribed thereto under "Legal Proceedings and Regulatory Actions – Florida".

"COVID-19" means the novel coronavirus, identified in December 2019 in Wuhan, China.

"CSA" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally".

"CSE" means the Canadian Securities Exchange.

"CTDCP" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Connecticut Operations"

"Cura Merger Agreement" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Cura Partners, Inc., an Oregon corporation”.

“Cura Partners” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2020 – Cura Partners, Inc., an Oregon corporation”.

“Cura Transaction” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2020 – Cura Partners, Inc., an Oregon corporation”.

"Curaleaf" has the meaning ascribed thereto under "Explanatory Notes — Introductory Information".

"Curaleaf FinCo" has the meaning ascribed thereto under "Corporate Structure — Incorporation and Office".

"Curaleaf FinCo Shares" has the meaning ascribed thereto under "Corporate Structure — Incorporation and Office".

"Curaleaf Florida" means Curaleaf Florida, LLC.

"Curaleaf, Inc." means Curaleaf, Inc., a corporation existing under the laws of the State of Delaware (formerly, PalliaTech, Inc.), and following the Business Combination, a subsidiary of the Company.

“Curaleaf International” has the meaning ascribed thereto under “General Development of the Business – Recent Developments – Acquisition of EMMAC Life Sciences Limited”.

“Curaleaf MA” means Curaleaf Massachusetts, Inc., a subsidiary of the Company.

“Curaleaf NJ” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2020 – Curaleaf NJ, Inc., a New Jersey corporation”.

“DO” has the meaning ascribed thereto under “United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Illinois Operations”.

“DOJ” has the meaning ascribed thereto under “ Business of the Company – Compliance and Monitoring”.

“DTC” has the meaning ascribed thereto under “General Development of the Business — Three Year History – 2019 – DTC Eligibility”.

“EAAUDO” has the meaning ascribed thereto under “United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Illinois Operations”.

“Emerald” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2019 – Absolute Healthcare, Inc. dba Emerald Dispensary, an Arizona non-profit corporation”.

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“EMMAC” has the meaning ascribed thereto under “General Development of the Business – Recent Developments – Acquisition of EMMAC Life Sciences Limited”.

“EMMAC Transaction” has the meaning ascribed thereto under “General Development of the Business – Recent Developments – Acquisition of EMMAC Life Sciences Limited”.

“EU” means the European Union.

“Eureka” has the meaning ascribed thereto under “General Development of the Business — Three Year History – 2019 – Eureka Investment Partners, LLC, a Nevada limited liability company”.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended from time to time.

“Expansion Credit Facility” has the meaning ascribed threto under “General Development of the Business – Recent Developments – Secured Expansion Credit Facility (January 2021)”.

“FDA” means the U.S. Food and Drug Administration.

“FDA Letter” has the meaning ascribed thereto under “Legal Proceedings and Regulatory Actions – Securities Class Action”.

"Financing Agreement" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2019 – Senior Secured Term Loan Facility".

"Financing Agreement Amendment" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2019 – Senior Secured Term Loan Facility".

"FinCEN" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally".

"FinCEN Guidance" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally".

"Fiscal 2018" refers to the fiscal year ended December 31, 2018.

"Fiscal 2019" refers to the fiscal year ended December 31, 2019.

"Fiscal 2020" refers to the fiscal year ended December 31, 2020.

"forward-looking statements" has the meaning ascribed thereto under "Explanatory Notes — Forward-Looking Statements".

"Glendale Greenhouse" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2019 – GX3 LLC, an Arizona limited liability company, GGM LLC, an Arizona limited liability company and Phytotherapeutics Management Services, LLC”.

“GMP” means Good Manufacturing Practices, and “cGMP” means current Good Manufacturing Practices.

"Government" means (a) the government of Canada, the United States or any other foreign country; (b) the government of any Province, State, county, municipality, city, town, or district of Canada, the United States or any other foreign country; and (c) any ministry, agency, department, authority, commission, administration, corporation, bank, court, magistrate, tribunal, arbitrator, instrumentality, or political subdivision of, or within the geographical jurisdiction of, any government described in the foregoing clauses (a) and (b), and for greater certainty, includes the CSE.

“GRAS” has the meaning ascribed thereto under “United States Regulatory Overview – Regulation of Cannabis in the United States Federally”.

CURALEAF HOLDINGS, INC.	2020 ANNUAL INFORMATION FORM - 62

“Grassroots” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2020 – GR COmpanies, Inc., a Delaware corporation”.

“Grassroots Merger Agreement” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2020 – GR COmpanies, Inc., a Delaware corporation”.

“Grassroots Transaction” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2020 – GR COmpanies, Inc., a Delaware corporation”.

“GX3” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2019 – GX3 LLC, an Arizona limited liability company, GGM LLC, an Arizona limited liability company and Phytotherapeutics Management Services, LLC”.

“HEROES Act” has the  meaning ascribed thereto under under “United States Regulatory Overview – Regulation of Cannabis in the United States Federally”.

“HMS” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2019 – HMS Health LLC, HMS Processing LLC, MI Health LLC, all Maryland limited liability companies”.

"HMS Assets" has the meaning ascribed thereto under " General Development of the Business – Three Year History – 2020 – Asset Sales".

"HMS Companies" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2019 – HMS Health LLC, HMS Processing LLC, MI Health LLC, all Maryland limited liability companies”.

"HMS/MI Businesses" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2019 – HMS Health LLC, HMS Processing LLC, MI Health LLC, all Maryland limited liability companies”.

"Holders" has the meaning ascribed thereto under "Legal Proceedings and Regulatory Actions – Connecticut".

"IDFPR" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Illinois Operations".

"IFRS" has the meaning ascribed thereto under "Explanatory Notes – Presentation of Financial Information".

"Illinois Act" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Illinois Operations".

"IRS" means the United States Internal Revenue Service.

"Jake Honig Act" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Curaleaf NJ, Inc., a New Jersey corporation”.

"LVI" has the meaning ascribed thereto under "Corporate Structure — Incorporation and Office".

“MAUCRSA” has the meaning ascribed thereto under “United States Regulatory Overview – Regulation of Cannabis in the United States Federally – California Operations”.

"MEOT" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Primary Organic Therapy, Inc. (d/b/a Maine Organic Therapy), a Maine corporation”.

"MEOT MSA" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Primary Organic Therapy, Inc. (d/b/a Maine Organic Therapy), a Maine corporation”.

"MHC" has the meaning ascribed thereto under "General Development of the Business — Three Year History – 2018".

CURALEAF HOLDINGS, INC.	2020 ANNUAL INFORMATION FORM - 63

"MI 61-101" has the meaning ascribed thereto under "General Development of the Business – Recent Developments – Acquisition of EMMAC Life Sciences Limited".

“MMCC” has the meaning ascribed thereto under “United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Maryland Operations”.

"MMTCs" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Florida Operations"

"MO DHSS" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Missouri Operations"

“MORE Act” has the meaning ascribed thereto under under “United States Regulatory Overview – Regulation of Cannabis in the United States Federally”.

"MTR" has the meaning ascribed thereto under "General Development of the Business — Three Year History – 2018".

"MTR Acquisition" has the meaning ascribed thereto under "General Development of the Business — Three Year History – 2018".

"Multiple Voting Shares" has the meaning ascribed thereto under "Corporate Structure — Incorporation and Office".

"NCIB" has the meaning ascribed thereto under "General Development of the Business — Three Year History – 2018".

"ND DOH" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally – North Dakota Operations".

“NHS” has the meaning ascribed thereto under “Risk Factors – European Operations – National healthcare in the countries in which EMMAC operates may offer medical cannabis as alternative treatment”.

"NI 52-110" means National Instrument 52-110 — Audit Committees.

"NJ Board" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Curaleaf NJ, Inc., a New Jersey corporation”.

"NJCUMMA" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally – New Jersey Operations".

"NJDOH" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally – New Jersey Operations".

"NJ MSA" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Curaleaf NJ, Inc., a New Jersey corporation”.

"NJ Note" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Curaleaf NJ, Inc., a New Jersey corporation”.

"NYSDOH" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally – New York Operations".

"Offering" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Private Placement of Subordinate Voting Shares".

"OGT" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2019 – Ohio Grown Therapies, LLC, an Ohio limited liability company”.

"Options" has the meaning ascribed thereto under "Description of the Capital Structure – Options & RSUs".

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"OTCQX" means the OTCQX® Best Market, an over-the-counter stock exchange, by OTC Markets Group.

"PADOH" has the meaning ascribed thereto under the "United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Pennsylvania Operations".

"PalliaTech CT" means PalliaTech CT, LLC, a subsidiary of the Company.

"PalliaTech Florida" means PalliaTech Florida, LLC, a subsidiary of the Company.

"person" means any corporation, partnership, limited liability company or partnership, joint venture, trust, unincorporated association or organization, business, enterprise or other entity; any individual; and any Government.

"Phytotherapeutics" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2019 – GX3 LLC, an Arizona limited liability company, GGM LLC, an Arizona limited liability company and Phytotherapeutics Management Services, LLC”.

"PKF Antares" has the meaning ascribed thereto under "Independent Auditor, Transfer Agent and Registrar".

"Plan" has the meaning ascribed thereto under "Description of the Capital Structure – Stock and Incentive Plan".

“POCA 2002” has the meaning ascribed thereto under “Risk Factors – European Operations – Changes in applicable legislation (including POCA 2002)”.

“Private Placement” has the meaning ascribed thereto under “Corporate Structure – Incorporation and Office”.

"Promissory Note – 2024" has the has the meaning ascribed thereto under "General Development of the Business – Three Year History" – 2020 – Promissory Note – 2024."

"Put Right" has the meaning ascribed thereto under "Legal Proceedings and Regulatory Actions - Connecticut".

“RCC” has the meaning ascribed thereto under “United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Maine Operations”.

"Remaining Florida Minority Holders" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2018".

"Remedy" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Remedy Compassion Center, Inc., a Maine corporation”.

"Remedy Operating Agreement" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Remedy Compassion Center, Inc., a Maine corporation ".

"RO" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally – New York Operations".

"Rohrabacher-Farr Amendment" has the meaning ascribed thereto under "Regulation of Cannabis in the United States Federally”.

"RSUs" has the meaning ascribed thereto under "Description of the Capital Structure – Options and RSUs".

"SAFE Banking Act" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally".

"Select" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Cura Partners, Inc., an Oregon corporation”.

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"Sessions Memo" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally".

"Shareholders" means the shareholders of Curaleaf Holdings, Inc.

"Special Committee" has the meaning ascribed thereto under "General Development of the Business – Recent Developments –Acquisition of EMMAC Life Sciences Limited".

"SRC" has the meaning ascribed thereto under "Legal Proceedings and Regulatory Actions – Florida".

"Staff Notice 51-352" has the meaning ascribed thereto under "United States Regulatory Overview".

"State" means a State of the United States, as the context requires.

"Subordinate Voting Shares" has the meaning ascribed thereto under "Corporate Structure — Incorporation and Office".

"Subsidiary" means with respect to a specified corporation, any corporation of which more than fifty per cent (50%) of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified corporation, and shall include any corporation in like relation to a subsidiary.

"Swell" has the meaning ascribed thereto under "General Development of the Business – Three Year History".

"Term Loan Facility" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2019 – Senior Secured Term Loan Facility ".

"THC" means Tetrahydrocannabinol.

"UDAF" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally - Utah Operations".

“UK” means the United Kingdom.

"United States" or "U.S." means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

"USPTO" has the meaning ascribed thereto under "Business of the Company — Intellectual Property".

"Verdure" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Primary Organic Therapy, Inc. (d/b/a Maine Organic Therapy), a Maine corporation”.

"Verdure MSA" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Primary Organic Therapy, Inc. (d/b/a Maine Organic Therapy), a Maine corporation”.

"Weisz" has the meaning ascribed thereto under "Legal Proceedings and Regulatory Actions - Florida".

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APPENDIX A

MANDATE OF THE AUDIT COMMITTEE OF CURALEAF HOLDINGS, INC.

CURALEAF HOLDINGS, INC.

AUDIT COMMITTEE CHARTER

1.    PURPOSE

The Audit Committee (the "Committee") shall be established by resolution of the Board of Directors (the "Board") of Curaleaf Holdings, Inc., a corporation existing under the laws of British Columbia (the "Company").

The Committee is responsible for:

a)    Assisting the Board in fulfilling its oversight responsibilities as they relate to the Company's accounting policies and internal controls, financial reporting practices and legal and regulatory compliance, including, among other things:

•     Monitoring the integrity of the Company's financial statements, corporate accounting and financial reporting processes and financial information that will be provided to shareholders and others;

•     Reviewing the Company's compliance with certain legal and regulatory requirements;

•     Evaluating the independent auditors' qualifications and independence; and

•     Monitoring the performance of the Company's internal audit function and the Company's independent auditors as well as any other public accounting firm engaged to perform other audit, review or attest services.

b)    Providing an open avenue of communication among the independent auditors, financial and senior management and the Board.

c)    Annually evaluating the performance of the Committee.

While the Committee has the duties and responsibilities set forth in this Charter, the role of the Committee is oversight. The Committee is not responsible for planning or conducting the audit or determining whether the Company's financial statements are complete and accurate and in accordance with applicable accounting rules. Such activities are the responsibility of the Company's independent auditors and management. The Committee has direct responsibility for the appointment, compensation, oversight and replacement, if necessary, of the independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting, and any other registered public accounting firm with respect to which the Committee is required to have such responsibility.

CURALEAF HOLDINGS, INC.	A - 1

The Committee and each of its members shall be entitled to rely on:

a)    The integrity of those persons and organizations within and outside of the Company from which it receives information;

b)    The accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board); and

c)    Representations made by management as to any audit and non-audit services provided by the independent auditors to the Company.

2.    COMPOSITION AND QUALIFICATIONS

The Committee shall be appointed by the Board and shall be comprised of at least three Directors (as determined from time to time by the Board), one of whom shall be appointed by the Board as Chairman of the Committee. If a Chairman is not so appointed, the members of the Committee may elect a Chairman by majority vote. Committee members may be removed by the Board in its discretion.

Unless otherwise permitted by applicable phase-in rules and exemptions, each member of the Committee shall meet the 'independence' requirements of National Instrument 52-110 Audit Committees of the Canadian Securities Administrators ("NI 52-110") and all other applicable laws and regulations. The Committee may avail itself of any phase-in compliance periods available to the Company that are afforded by applicable rules of the Canadian Securities Exchange, and all other applicable laws and regulations. The Committee may also avail itself of exemptions available to U.S. listed issuers under NI 52-110.

All members of the Committee must (except to the extent permitted by NI 52-110) be "financially literate" (as defined by NI 52-110).

A Committee member invited to sit on another public company's audit committee must notify the Board. If a Committee member or proposed Committee member simultaneously serves on the audit committees of two other public companies, the Board must determine whether or not such simultaneous service would impair the ability of such member to effectively serve on the Committee.

No member of the Committee shall receive from the Company or any of its affiliates any compensation other than the fees to which he or she is entitled as a Director of the Company or a member of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to Directors.

3.    MEETINGS

The Committee shall meet as frequently as the Chairman of the Committee deems appropriate subject to the provisions of this Charter. The Committee may meet with the independent auditors, internal auditors, and management separately, to the extent the Committee deems necessary and appropriate.

A.   Frequency

The Committee shall hold regularly scheduled meetings at least quarterly and such special meetings as circumstances dictate. The Chair of the Committee, any member of the Committee, the independent auditors, the Chairman of the Board, the Chief Executive Officer ("CEO") or the Chief Financial Officer ("CFO") may call a meeting of the Committee by notifying the Company's Corporate secretary, who will notify the members of the Committee.

B.   Agenda and Notice

The Chairman of the Committee shall establish the meeting dates and the meeting agenda. The Chairman of the Committee or the Company Secretary shall send proper notice of each Committee meeting and information concerning the business to be conducted at the meeting, to the extent practical, to each member prior to each meeting.

CURALEAF HOLDINGS, INC.	A - 2

Any written material provided to the Committee shall be appropriately balanced (i.e. relevant and concise) and shall be distributed in advance of the respective meeting with sufficient time to allow Committee members to review and understand the information.

C.   Holding and Recording Meetings

Committee meetings may be held in person or telephonically. The Committee shall keep written minutes of its meetings and submit such minutes to the Board.

D.   Quorum

A majority of the members of the Committee shall constitute a quorum.

E.   Executive Sessions

The Committee will meet periodically (not less than annually) in separate executive sessions with each of the Chief Financial Officer or any other executive officer, the principal accounting officer and/or the senior internal auditing executive (or any other personnel responsible for the internal audit function), and the independent auditors.

4.    COMPENSATION

The compensation of Committee members shall be determined by the Board.

5.    RESPONSIBILITIES OF THE COMMITTEE

A.   System of Financial Controls

The Committee shall oversee the process by which management shall design, implement, amend, maintain, and enforce a comprehensive system of financial controls (including the right internal and external people and resources, policies, processes and enforcement) aimed at ensuring the integrity and compliance of the Company's books and records with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and sound business practices, as well as protecting the value of the Company's assets and safeguarding the credibility of its brand, employees, management team, Board, and shareholders.

The system of financial controls will embody the adoption of best practices in financial controls and foster honesty, integrity, accuracy, and transparency in all aspects of the Company. Best practices include but are not limited to: setting the right tone at the top; active review of business performance by executive management, with regular reporting to and oversight by the Board; an accurate, stable and reliable general ledger; a robust internal audit function; unambiguous compliance with IFRS; and full transparency and ongoing dialogue with the Board, management and external auditors. Such system shall also incorporate the principles contained within the Code of Business Conduct and Ethics for the Chief Executive Officer and Chief Financial Officer as adopted by the Board.

B.   Annual Audit Review

The Committee shall review and discuss the annual audited financial statements including the independent auditors' audit and audit report thereon, and the annual Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company with management and the independent auditors. In connection with such review, the Committee will:

•     Review the scope of the audit, the audit plan and the audit procedures utilized.

•     Review with the independent auditors any audit problems or difficulties encountered during their audit, including any change in the scope of the planned audit, any restrictions placed on the scope of the audit or access to requested information, and any significant disagreements with management, and management's response to such problems or difficulties.

•     Resolve any differences in financial reporting between management and the independent auditors.

CURALEAF HOLDINGS, INC.	A - 3

•     Review with management, internal auditors, and the independent auditors, the adequacy of the Company's internal controls, including information systems controls and security and bookkeeping controls and any significant findings and recommendations with respect to such controls.

•     Review reports required to be submitted by the independent auditors concerning:

➢    All critical accounting policies and practices used in the preparation of the Company's financial statements.

➢    All alternative treatments of financial information within IFRS that have been discussed with management, ramifications of such alternatives, and the accounting treatment preferred by the independent auditors.

➢    Any other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.

•     Review and discuss the integrity of the annual audited Company financial statements and quarterly financial statements with management and the independent auditors, including the notes thereto and all matters required by applicable auditing standards, and the written disclosures required by applicable auditing standards regarding the independent auditors' independence.

•     Review and discuss:

➢    Major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies.

➢    Analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative IFRS methods on the financial statements and the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

•     Inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure. Such risks and exposures include, but are not limited to, threatened and pending litigation, claims against the Company, tax matters, regulatory compliance and correspondence from regulatory authorities, and environmental exposure.

•     Discuss policies and procedures concerning earnings press releases and review the type and presentation of information to be included in earnings press releases (paying particular attention to any use of "pro forma" and "adjusted" or other non-IFRS information), as well as financial information and earnings guidance provided to analysts and rating agencies.

C.   Quarterly Reviews

Review and discuss the quarterly financial statements and the quarterly Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company with management and the internal auditors, and the independent auditors, together with the independent auditors' review thereof pursuant to professional standards and procedures for conducting such reviews, as established by IFRS and applicable securities laws. In connection with the quarterly reviews, the Committee shall inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure.

D.   Other Financial Information

Review and discuss with management, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosure of a financial nature and similar disclosure and other documents prior to the filing or public disclosure of such documents or information.

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E.   Oversight of Independent Auditors

The Company's independent auditors shall report directly to and are ultimately accountable to the Committee. In connection with its oversight of the performance and independence of the independent auditors, the Committee will:

•     Have the sole authority and direct responsibility to appoint, retain, compensate, oversee and replace (subject to shareholder approval, if deemed advisable by the Board or if required under applicable law) the independent auditors.

•     Have authority to approve the engagement letter and all audit, audit-related, tax and other permissible non-audit services proposed to be performed by the independent auditors and the related fees for such services in accordance with the Audit and Non-Audit Services Pre-Approval Policy.

•     Obtain confirmation and assurance as to the independent auditors' independence, including ensuring that they submit on a periodic basis (not less than annually) to the Committee a formal written statement delineating all relationships between the independent auditors and the Company. The Committee shall actively engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors and shall take appropriate action in response to the independent auditors' report to satisfy itself of their independence.

•     At least annually, obtain and review a report by the independent auditors describing the firm's internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

•     Meet with the independent auditors prior to the annual audit to discuss planning and staffing of the audit.

•     Review and evaluate the performance of the independent auditors, as the basis for a decision to reappoint or replace the independent auditors.

•     Set clear hiring policies for employees or former employees of the independent auditors, including but not limited to, as required by all applicable laws and listing rules.

•     Consider whether rotation of the independent auditors is required to ensure independence.

F.    Oversight of Internal Audit

In connection with its oversight responsibilities, the Committee shall have authority over and direct responsibility for the internal audit function at the Company at all times. In the Committee's discretion, the internal audit function may be outsourced to a third-party vendor, provided that such vendor follows the standards and guidelines established by the Committee. The head of the internal audit function (or the third-party vendor providing internal audit function support, if applicable) will report directly to the Committee or its designee. The head of the internal audit function or the relationship manager of the vendor providing internal audit function support, as applicable, shall report at least annually to the Committee regarding the internal audit function's organizational structure and personnel.

In overseeing internal audit, the Committee will:

•     Review the appointment or replacement of the senior internal auditing executive, if any, or, if outsourced, the third-party vendor providing internal audit services.

•     Review, in consultation with management, the independent auditors and the senior internal auditing executive, if any, the plan and scope of internal audit activities.

•     Review internal audit activities, budget and staffing.

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•     Review significant reports to management prepared by the internal auditing department and management's responses to such reports.

G.   Disclosure Controls & Procedures ("DC&P") and Internal Controls over Financial Reporting ("ICFR")

•     Monitor and review the Company's Disclosure Policy and the Mandate of its Disclosure and Policy Compliance Committee, on an annual basis.

•     Receive and review the quarterly report of the Disclosure and Policy Compliance Committee on its activities for the quarter.

•     On a quarterly basis, review management's assessment of the design effectiveness of the Company's DC&P and ICFR including any significant control deficiencies identified and the related remediation plans.

•     Review management's assessment of the operating effectiveness of the Company's DC&P (quarterly) and ICFR (annually) including any significant control deficiencies identified and the related remediation plans.

•     Review and discuss any fraud or alleged fraud involving management or other employees who have a role in Company's ICFR and the related corrective and disciplinary actions to be taken.

•     Discuss with management any significant changes in the ICFR that are disclosed, or considered for disclosure on a quarterly basis.

•     Review and discuss with the CEO and the CFO the procedures undertaken in connection with the CEO and CFO certifications for the annual and interim filings with the securities commissions.

H.   Risk Assessment and Risk Management

The Committee shall discuss the Company's major business, operational, and financial risk exposures and the guidelines, policies and practices regarding risk assessment and risk management, including derivative policies, insurance programs and steps management has taken to monitor and control major business, operational and financial risks.

I.     Ethical Standards

The Committee shall establish, maintain and oversee the Company's Code of Business Conduct and Ethics (the "Code"), including dealing with issues that may arise under the Code related to executive officers and Directors of the Company. The Committee shall be responsible for reviewing and evaluating the Code periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Committee shall also assist the Board with the monitoring of compliance with the Code and consider any waivers of the Code (other than waivers applicable to the Directors or executive officers, which shall be subject to review by the Board as a whole).

J.    Related Party Transactions

The Committee shall review and approve related-party transactions or recommend related-party transactions for review by independent members of the Board.

K.   Submission of Complaints

The Committee shall establish procedures for (a) receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, (b) the confidential, anonymous submission by Directors, officers, employees, consultants and contractors of the Company of concerns regarding questionable accounting or auditing matters and (c) the investigation of such matters with appropriate follow-up actions.

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L.    Legal Compliance

On at least an annual basis, the Committee shall review with the Company's legal counsel and management, all legal and regulatory matters and litigation, claims or contingencies, including tax assessments, license or concession defaults or notifications, health and safety violations or environmental issues, that could have a material effect upon the financial position of the Company, and the manner in which these matters may be, or have been, disclosed in the financial statements.

M.   Regulatory Developments

The Committee shall monitor and provide reports to the Board with respect to developments in accounting rules and practices, income tax laws and regulations, and other regulatory requirements that affect matters within the scope of the Committee's authority and responsibilities.

N.   Other Responsibilities

The Committee shall perform such other duties as may be required by law or requested by the Board or deemed appropriate by the Committee. The Committee shall discharge its responsibilities, and shall assess the information provided to the Committee, in accordance with its business judgment. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate.

6.    COMMITTEE ADMINISTRATIVE MATTERS

A.   Independent Advisors

The Committee shall have authority to engage, provide appropriate funding for and cause the Company to pay the compensation to obtain advice and assistance from outside legal, accounting or other advisors to carry out its responsibilities.

B.   Funding

The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to the independent auditors or any other registered public accounting firm engaged for the purpose of rendering or issuing an audit report or performing other audit, review or attest services for the Company; to any other advisors engaged by the Committee; and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

C.   Access to Records and Personnel

The Committee shall have full access to any relevant records of the Company that it deems necessary to carry out its responsibilities. The Committee may request that any officer or other employee of the Company or any advisor to the Company meet with members of the Committee or its advisors, as it deems necessary to carry out its responsibilities.

D.   Reports to Board of Directors

The Committee shall report regularly to the Board with respect to Committee activities and its conclusions with respect to the independent auditors, with recommendations to the Board as the Committee deems appropriate.

E.   Annual Meeting Planner

Prior to the beginning of a fiscal year, the Committee shall submit an annual planner for the meetings to be held during the upcoming fiscal year, for review and approval by the Board to ensure compliance with the requirements of the Committee's Charter.

F.    Education and Orientation

Members of the Committee shall be provided with appropriate and timely training to enhance their understanding of auditing, accounting, regulatory and industry issues applicable to the Company.

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New Committee members shall be provided with an orientation program to educate them on the Company's business, their responsibilities and the Company's financial reporting and accounting practices.

G.   Review of this Charter

The Committee shall review and reassess annually the adequacy of this Committee Charter and recommend any proposed changes to the Board.

H.   Evaluation of Committee

The Committee is responsible for developing and conducting an annual self-assessment of its performance. The Committee shall report to the full Board on the results of its assessment each year and shall make any appropriate recommendations to further enhance the Committee's performance.

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